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04036157

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aldeasa

*CURRENT ADDRESS

PROCESSED
AUG 11 2004

**FORMER NAME


THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4774 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/10/04


Aldeasa

Annual Report 2003



Aldeasa

Annual Report 2003

CONTENTS

HIGHLIGHTS OF 2003

KEY FINANCIAL FIGURES (million euro)

		1999	2000	2001	2002	2003
Profit and loss account	Net sales	441.37	493.79	532.96	571.26	**598.75**
	Airport retailing	385.87	438.71	501.02	539.62	**565.34**
	Palacios y Museos	21.89	22.52	24.28	24.87	**25.60**
	Other business	33.61	32.56	7.66	6.77	**7.81**
	EBITDA	61.25	50.16	48.39	57.53	**62.46**
	EBIT	51.56	38.12	36.25	41.38	**46.32**
	Pre-tax profit	53.65	42.25	32.94	30.64	**41.34**
	Net profit	36.10	30.20	25.25	22.11	**28.56**
Balance sheet	Fixed assets	90.57	94.19	102.64	97.23	**87.19**
	Goodwill	0.08	63.12	57.55	51.98	**46.41**
	Current assets	165.51	143.03	127.35	134.15	**145.45**
	Total assets=Total liabilities	256.16	300.94	287.79	283.50	**279.13**
	Shareholders' equity	159.95	173.86	175.22	173.92	**179.73**
	Current liabilities	85.72	89.47	78.33	84.50	**82.90**
Management ratios	R.O.E.	26.6%	18.1%	14.5%	12.7%	**15.9%**
	R.O.A.	14.4%	10.8%	8.6%	7,7%	**10.2%**
	Average work force	2,223	2,485	2,447	2,463	**2,447**
	Total work force	2,463	2,117	2,328	2,542	**2,533**

2003 stock market ratios		
	Share price	
	Last (30 December)	**20.00**
	High (3 November)	**20.88**
	Low (26 February)	**13.11**
	Market capitalisation (million euro)	**420**
	Price/earnings (PER) (times)	**14.7**
	Market-to-book (times)	**2,3**
	Gross dividend per share (euro)	**0.95**
	Dividend yield (annual)	**4.8%**

Turnover of the Aldeasa Group (million euro)



+4.81%
441.37
493.79
532.96
571.26
598.75
1999
2000
2001
2002
2003

Operating profit EBITDA (million euro)



+8.57%
61.25
50.16
48.39
57.53
62.46
1999
2000
2001
2002
2003

Net profit (million euro)



+29.17%
36.10
30.20
25.25
22.11
28.56
1999
2000
2001
2002
2003

Income by line of business



4.8%
1.3%
4.3%
11.7%
14.4%

63.5%

- Spanish airports Travel Value & Duty Free
- Spanish airports Duty Paid
- Non-Spanish airports
- Palacios y Museos
- Other income (exports and advertising)
- Other businesses

BOARD OF DIRECTORS (*)

CHAIRMAN

José Fernández Olano [1]

Chairman of the Board of Directors since 1996.

Chief Executive Officer of Aldeasa; Director of Endesa and Altadis.

PhD in Mining Engineering, U.P.M.; Degree in Economics and Business Administration, U.C.M.

EXPERIENCE: Director of Carboex, S.A.; President of the Agrupación Internacional de Servicios Energéticos, S.A. (AISE); General Manager of the Asociación Española de Contratistas Internacionales.

DIRECTOR AND SECRETARY TO THE BOARD

Miguel Calvillo Urabayen [1][2]

Member of the Board of Directors since 1997.

Managing Director-General Secretary and Secretary to the Board of Aldeasa; Director of various subsidiaries and investees of Aldeasa.

Degree in Law, U.C.M., Diploma of the Escuela de Práctica Juridica: Town Planning; Secretary-Lawyer of the Consejo de Sociedades Anónima.

EXPERIENCE: Adviser to numerous companies in the state-owned INI-TENEO-SEPPI groups; Member of the Ilustre Colegio de Madrid; Manager at INI.

DIRECTORS

Antonio Vázquez Romero [2]

Member of the Board of Directors since 1997.

General Manager of Cigarrillos de Altadis, S.A.; Director of Altabana, S.A.; Altadis USA; CITA, Tabacos de Canarias, S.L.; Corporación Habanos, S.A.; Tabacmesa.

Economics, Universidad de Málaga.

EXPERIENCE: General Manager of Domecq Internacional, S.A.; Subsidiaries Manager of Osborne, S.A.; Arthur Andersen & Co (now Accenture).

Juan Domínguez Hocking [1]

Member of the Board of Directors since 1997.

Chairman of Arroyo de la Vega, S.A.; Director of JONDAL XXI, S.A.; Spanish Olympic Committee and ASPRIMA.

Civil Engineer; PADE IESE.

EXPERIENCE: General Manager of Vallehermoso, S.A.; Manager of the Spanish Olympic Committee; Deputy General of Cubiertas y MZOV, S.A.

Juan Rizo Escosa [3]

Member of the Board of Directors since 1997.

Executive Director of Logista, S.A.; Director of Midesa Publicações, S.A.

Agricultural Engineer, Diploma in Cooperative Studies and MBA, Instituto de Empresa.

EXPERIENCE: Deputy Director General of R. Emisoras y Radio; Executive Director of First Data Ibérica, S.A.

José Riva Francos [2]

Member of the Board of Directors since 1997.

Deputy Chairman and Executive Director of Grupo Suardíaz; Director of Oligsa, Ventastur, Logista, ENAGAS and Red Eléctrica Española.

Degree in Architecture.

EXPERIENCE: Architect.

(*) AT THE CLOSE OF THIS REPORT

(1) Member of the Executive Committee.

(2) Member of the Selection and Remuneration Committee.

(3) Member of the Audit Committee.

Alfredo Nicolás Ens [(1) (3) (a)]

Member of the Board of Directors since 1997.

Chief Executive Officer of Centres 2000, S.L.; Director of Northwing Yachts, S.L. and Soricata, S.A.

Telecommunications Engineer.

EXPERIENCE: General Manager of Specific Dynamics Iberia, S.A.; Technical Director of Ring Master Telepho Sistems S.A.

Manuel Gil de Santivañes de la Mora [(3)]

Member of the Board of Directors since 1997.

Degree in Economics, U.C.M.; *Degree in* Law, U.C.M.; AED, IESE Universidad de Navarra.

EXPERIENCE: Deputy Director General of BEC; Member of the Board of Directors of Antena 3 TV; Member of the Board of Directors of Banesto Pensiones; Executive Director of Banco de Madrid; Director of the General Board of the Asociación Española de Banca Privada (AEB).

José María Palencia Saucedo [(1)]

Member of the Board of Directors since 2000.

General Manager of Aldeasa; Director of Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.

Degree in Economics and Business Administration, U.C.M.; Master's Degree in Business Administration (MBA), Universidad Luigi Bocconi, Milan, Italy.

EXPERIENCE: Executive Director of Eurocofin, S.A.; Director of Sociedad Estatal de Participaciones Patrimoniales (now SEPI); Andersen Consulting (now Accenture); Mitsui & Company; Acerinox.

Paula Salcedo Menéndez [(2) (3) (b)]

Member of the Board of Directors since 2001.

Independent consultant; Director of Creuers Port Barcelona.

Degree in Economics and Business Administration, U.C.M.

EXPERIENCE: General Manager of Operations of Aldeasa; Airport Business Manager of Aldeasa; Palacios y Museos Manager of Aldeasa; Head of Technical Management Studies of CARBOEX; DEICO Feasibility Studies (now Grupo ING).

Pío Cabanillas Alonso [(1) (c)]

Member of the Board of Directors since 2003.

Director of Rolls Royce.

Degree in Law, U.C.M.; Master of Arts in Law and Diplomacy, Harvard University, Massachusetts.

EXPERIENCE: Government Spokesman Minister; General Manager of Grupo RTVE, International Relations and Development Manager of Grupo Prisa; General Manager of Sogecable; General Deputy Lawyer of The News Corporation Limited; Lawyer of the European Commission's Directorate General of Competition.

Tomás Florencio Pascual Gómez-Cuétara [(2) (d)]

Member of the Board of Directors since 2003.

Executive Director of Teype (parent company of Grupo Pascual) and its group of companies.

Industrial engineer, Master's Degree, MIT, Massachusetts.

EXPERIENCE: Management and administrative positions at companies of Grupo Pascual.

Enrique Lloves Vieira [(1)(e)]

Member of the Board of Directors since 2004.

Strategy and Planning Manager of Grupo Altadis.

Degrees in Economics and Law, Universidad Pontificia de Comillas.

EXPERIENCE: Chairman of Tabacalera Cigars International; Vice Chairman of Altadis USA.

Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L [(f)]

Member of the Board of Directors since 2003.

[(a)] Appointed to the Audit Committee on 21 May 2003.

[(b)] Became a member of the Audit Committee on 21 May 2003.

[(c)] Joined the Board of Directors on 21 May 2003, replacing Eduardo Sanfrutos Gambín.

[(d)] Joined the Board of Directors on 20 June 2003 and was appointed to the Selection and Remuneration Committee on 16 July 2003.

[(e)] Joined the Board of Directors on 21 April 2004, replacing Fernando Labad Sasiaín, and appointed to the Executive Committee.

[(f)] Joined the Board of Directors on 20 June 2003.

MANAGEMENT COMMITTEE(*)

José Fernández Olano
CHAIRMAN
PhD in Mining Engineering, U.P.M.;
Degree in Economics and Business Administration, U.C.M.
INCORPORATION: July 1996.

José María Palencia Saucedo
MANAGING DIRECTOR
Degree in Economics and Business Administration, U.C.M.; Master's Degree in Business Administration (MBA), Luigi Bocconi University, Milan, Italy.
INCORPORATION: December 2000.

Juan Manuel Santos Mustieles
GENERAL MANAGER OF RESOURCES
Industrial Engineer
INCORPORATION: May 1999.

Miguel Calvillo Urabayen
MANAGING DIRECTOR-GENERAL SECRETARY
Degree in Law, U.C.M.
INCORPORATION: September 1996.

Alfonso Calderón Yebra
GENERAL MANAGER OF OPERATIONS
Degrees in Law and Economics and Business Administration, I.C.A.D.E.
INCORPORATION: January 2001.

Eugenio Andrades Yunta
STRATEGY AND PLANNING MANAGER
Mining Engineer, U.P.M.; Master's Degree in Economics and Corporate Strategy, Colorado School of Mines, U.S.; MMBA McKinsey.
INCORPORATION: October 1996.

Concha Galatas Rovira
PALACIOS Y MUSEOS MANAGER
Businesswoman
INCORPORATION: September 1996.

Fernando García Caro
FINANCIAL AND ECONOMIC MANAGER
Degree in Economics, Business Administration and Actuarial Studies, U.C.M.; Master's Degree in Financial Management and Control, I.E.
INCORPORATION: January 1990.

Lorenzo de Benito Moreno
PURCHASES AND LOGISTICS MANAGER
Degree in Economics and Business Administration, I.C.A.D.E.;
Diploma in Corporate Management, I.E.S.E.
INCORPORATION: January 2001.

Julio López Castaño
INTERNATIONAL BUSINESS MANAGER
Aeronautical Engineer; MBA, I.E.
INCORPORATION: December 2001.

Álvaro Bellido Amorós
TECHNICAL MANAGER
Degree in Architecture, E.T.S.A.; MBA Project Management, Centro Superior de Arquitectura, Fundación Camuñas.
INCORPORATION: February 2001.

Juan Lozano García-Gallardo
STUDIES, RESEARCH AND CONTROL MANAGER
Mining Engineer; MBA, I.E.S.E.
INCORPORATION: October 1996.

Alfonso Díaz-Mérediz Hevia
HUMAN RESOURCES MANAGER
Degree in Law, Universidad de Oviedo.
INCORPORATION: December 2001.

(*) AT THE CLOSE OF THIS REPORT

CHAIRMAN'S LETTER

It is my pleasure, once again this year, to present Aldeasa's Annual Report for 2003, where you will find a detailed, complete and faithful account of the relevant aspects of the structure and evolution of our company over the past year. I would also like to comment in a general way on various features of Aldeasa's performance in 2003 and on its outlook and strategies for the near future.

The year 2003 started on a worrisome footing: a pre-war environment in the Middle East, whose consequences spread worldwide, an economic crisis in Latin America, stagnation in various European economies and even the serious threat of an epidemic that arrived from Asia, none of which helped to encourage air travel.

As of the second half of the year, however, a change in trends affected us in a very positive way and amply offset the year's initial apathy. These trends worked in favour of our concessions in Latin America in particular, since they benefited from the return to growth in the region's most influential economies, including Brazil and Argentina, while the recovery in North American tourism to the Caribbean was a further positive factor. Similarly, on the conclusion of the war in Iraq, the concessions in Jordan benefited spectacularly from the travel boom which, despite troubles in the region, gained even greater force in the early months of 2004.

Activity at our concessions abroad in the final quarter registered growth rates of 30% to 40% with respect to the same period in 2003. These factors, coupled with a moderate but constant increase in the figures for Spain, explain the 5% growth in our company's sales to 600 million euro in 2003. This was achieved even though the dollar is the reference currency of most of our international concessions and, consequently, the dollar's depreciation significantly affected their figures for the year. What is more, profits rose by nearly 30% to a total of 28.6 million euro.

As a result, we have continued to advance in the world ranking of airport operators in terms of sales – climbing from twelfth place less than ten years ago to fourth place at present – and, at the same time, we have maintained and consolidated our position at the top of the rank in the most important figure: profits.

To achieve our goals we actively pursued a policy of strengthening sales while at the same time optimising the sales margin. Here we were fortunate to have excellent teams in all fields who work in coordination with one another. The Architecture Department's skilled and experienced professionals ensure that our shops are attractively designed and that we make the best use of, and adapt to, the passenger flows at airport shopping areas. An expert marketing team provides the information that allows us to optimise our shopping areas. It works in conjunction with the Sales Department itself, which selects the sales concepts most suited to our passengers' shopping habits and purchasing power and in general ensures that our shops are run very efficiently. Thanks to stable and more than satisfactory relations with suppliers, the Purchases Department works to guarantee a reliable flow of supplies in proper conditions, in turn achieving a balance between the margins and competitive pricing of our products. Lastly, our company actively promotes ongoing training programmes and, thanks to this, we have a team of sales persons who deal with customers in a very friendly and professional manner.

These same features characterise our Palacios y Museos Division, which under similar standards runs our shops at tourist sites so successfully. Here I would particularly like to highlight the inauguration in 2003 of our shop at the Panama Canal Lock Museum and the contract for an Aldeasa shop at Versailles.

Our reputation for efficiency and quality clearly places us among the best operators in the field, but we take equal care to safeguard our reputation for transparency and integrity. Although the special characteristics of duty free activity make it a very sensitive field, in the nearly thirty years since the company's creation, we have never had any problem worth mentioning, either with airport authorities or with tax and customs agents in any of the many countries where we operate.

Possibly for these reasons the Portuguese airport authority, ANA, chose us from among more than twenty operators to collaborate in a programme for the upgrading, enlargement and general improvement of the sales management at Portugal's airports. The project is an ambitious one, which we are developing in two stages. The first entails the study of a business plan in the broadest sense, and to this end we have already sent an expert and multi-disciplinary team to Lisbon that is working in close collaboration with ANA's Commercial Department.

Once the model has been defined, a task that is expected to conclude next summer, the agreement envisages the automatic creation of a mixed company, ANA-Retalho. This company, in which Aldeasa will have a 45% stake, will develop and carry forward the project designed during the study stage. ANA and Aldeasa are working shoulder-to-shoulder on this challenging project, which is aimed at placing the sales activity of Portuguese airports among the very best in Europe in terms of quality and management efficiency.

Also noteworthy, because of its importance, is the agreement to extend for six more years our concession contract for the shopping centres at the Madrid-Barajas Airport. The contract also includes plans for a series of commercial initiatives at the New Terminal 4 where Aldeasa will have nearly 8,000 square metres of floor space. The project is a highly ambitious one, but a substantial increase in passenger traffic — and by extension sales — should produce very positive results and offset the effects of the more demanding margins required by AENA.

The airport is the first and last view that travellers have of a country, and the shops located at airports are in great part responsible for this image. In the case of Madrid, I do not hesitate to affirm, even at the risk of seeming chauvinistic, that the New Terminal — for its size, design and architectural originality — is possibly the best among the very best airports in the world. Nor do I have even the slightest doubt regarding our ability to rise to the occasion: our plans for the terminal include a commercial format that is a model of its kind for its aesthetics, modern concepts, clarity and efficiency, on which we worked in active coordination with the technical experts and architects in charge of the terminal.

We are still actively looking for and studying other international opportunities, and we have solid options in this area that could materialise in the near future. The demanding requirements for a sector as problematic as our own, however, are hard to meet: our aim is to acquire profitable airport projects, with maturity periods in the medium, if not long, term, backed by legally solid contracts, in stable countries with authorities of good repute. In a sector as complex as ours, opportunities that meet these requirements are hard to find, but the absence of these apparently minimal and very reasonable elements can result in a major failure. Even so, we have not lost hope or interest in expanding our activity outside Spain. To our great satisfaction, all our international operations are highly profitable.

Briefly stated, our job is to serve the airport operators and travellers who use our facilities and we strive constantly to surpass their expectations. Similarly, we make every effort to advance the human and professional development of our employees and, above all, to maximise the value of our shareholders' investment, maintaining at the same time high levels of profitability. In this respect, Aldeasa has increased its dividend by 12%, and it remains one of the most attractive companies on the Spanish stock market.

We believe that an adequate return to shareholders, properly balanced with our expansion policy, is the best way to prove to our shareholders that we are firmly committed to a clear and well defined strategy of profitable growth.

Unfortunately, I have the sad task of informing you, for the second time, that our company received a cruel blow in the terrorist attack of March 11: the death of Elías González Roque produced intense sadness to all of us at the company. Elías was an excellent professional and even finer person, who was loved and respected by those of us who knew him. May he rest in peace.

Finally, I would like to express my gratitude for the dedication of a young and largely female team, who work so enthusiastically and efficiently to improve our company. Allow me as well to thank our shareholders for their invaluable support and confidence.



José Fernández Olano
CHAIRMAN


Aldeasa

The year's activity

- ALDEASA GROUP
- AIRPORT RETAILING
- PALACIOS Y MUSEOS


ALDEASA GROUP

A POSITIVE YEAR IN AN UNSTABLE SETTING

In an unstable macroeconomic environment worldwide, Aldeasa succeeded in carrying forward its priority strategic objectives of profitable organic growth, the extension of current concession contracts and the search for new business opportunities – all with a view to maximising the value generated for shareholders through a proper balance between the Group's expansion philosophy and an attractive and stable dividend ○ In airport retailing, the strong increase in passengers in Spain during 2003 and the positive performance of business at Spanish airports in the second half of the year were the main driving force in sales. The company continued its cost-control policy, which had a notable impact on the improvement of operating margins. At year-end 2003 turnover totalled 598.8 million euro. This resulted in net profit of 28.56 million euro, representing 29.2% growth in relation to 2002 ○ The company's market capitalisation, which reached 420 million euro, rose by 125.4 million euro, up 42.6% over the previous year, vis-à-vis the 28% growth of the IBEX. This enabled the Board of Directors to propose to the General Meeting of Shareholders a dividend of 0.95 euro, for an increase of nearly 12% with respect to 2002.

MACROECONOMIC SETTING

Economic activity in 2003 unfolded in an environment of uncertainty and instability both in Spain and abroad. Owing to the war in Iraq and the SARS epidemic, economic recovery advanced at a slower pace. In addition, the foreign exchange effects of the euro-dollar exchange rate added uncertainty to the world economic situation. The year's exchange rate swings derived more from the weakening of the dollar, threatened by the US trade and budget deficit, than from the strength of the euro.

In the fourth quarter of the year, world economic growth was slower than initially forecast. The US economy's growth quickened in the third and fourth quarters, by 8.2% and 4%, respectively, confirming the end of the slowdown and clearly signalling a recovery.

In the euro zone, the economy's 0.6% growth confirms, albeit more moderately, these upward trends.

Specifically, in the Spanish economy, indicators such as employment reflect an expansive trend in production, where domestic demand is still the driving force. Household consumption and construction continue to grow at a good pace, and at the same time there are signs of a pickup in capital goods investment. The business climate indicator is also improving, and the expected recovery in the main activities is taking shape. On average in 2003, real GDP growth was 2.3%, higher than the previous year's 2% growth.

The tourism industry was affected during part of the year by the slower economic growth of the main countries of origin, particularly Germany. At year's end, however, Spain once again posted a record figure of 52.5 million tourists, up 0.3% with respect to the previous year, according to Frontur statistics (tourist movements at borders). Notably, in 2003 there were signs of a deseasonalisation in the sector towards the spring and autumn months. As to the preferred means of transportation, nearly 70% of tourists chose the airplane to travel to Spain. Arrivals of tourists by air increased by 5.7% in 2003 while, from the standpoint of total passengers (tourists and business passengers), arrivals at airports grew by 7.4% in relation to 2002.

By country of origin, the market structure was similar to that of previous years. In addition, the passenger flow was characterised by the use of low-fare airlines. The United Kingdom stood out as a source of tourists to Spain, with an increase of 9.7% over 2002. Germany remained in second place despite the 3.2% drop in the number of German tourists who visited Spain. The figure for France, with somewhat more than 7.7 million visitors, was 5.1% lower. In turn, the US market showed signs of a significant recovery in the second half of the year. In December the number of US tourists rose by 24%, placing the year-end growth figure at 0.1%, in sharp contrast to the 17.3% fall in 2002.

The destinations that most benefited were the Mediterranean coastlines of mainland Spain, in particular Andalusia, Valencia and Catalonia, largely on account of the above-mentioned low-fare airlines.

Aldeasa establishments (2003)

AIRPORT RETAILING	Airports | Ports	Num of shops
116 SHOPS IN SPAIN		
Airport shops	21	116
41 SHOPS IN OTHER COUNTRIES		
Chile	3	13
Peru	3	2
Mexico	3 | 1	6
Colombia	2	4
Portugal	4	5
Jordan	3	5
Morocco	| 1	1
Cape Verde	1	1
	TOTAL ESTABLISHMENTS	157(*)

PALACIOS Y MUSEOS	
55 SHOPS IN SPAIN	
Shops at museums	13
Shops at palaces and fortresses	10
Shops at monasteries	8
Shops at cathedrals	10
Shops at other institutions	4
Urban shops	1
Shops at airports	7
2 SHOPS IN OTHER COUNTRIES	
Colombia	2
TOTAL ESTABLISHMENTS	55

(*) Not including the ten restaurants run by Foodlasa

2003, A YEAR OF GROWTH AND IMPROVED OPERATING MARGINS

Aldeasa succeeded in meeting a twofold objective: growth in sales and improvement in operating margins, despite a difficult macroeconomic setting.

The Group's consolidated sales in 2003 were 598.8 million euro, up 4.8% with respect to the 2002 figure of 571.3 million euro.

The year's operating result (EBITDA) rose to 62.5 million euro from 57.5 million euro in 2002 (+8.6%). This placed the sales margin at 10.4% vis-à-vis 10.1% in 2002. This increase reflects the efficiency of Aldeasa's measures to improve the Group's profitability.


Turnover by business unit
(million euro)
Total change
[03/02]: 4.81%
441.37
33.61
21.89
385.87
493.79
32.56
22.52
438.71
532.96
7.66
24.28
501.02
571.26
6.77
24.87
539.62
598.75
7.80
25.60
565.34
1999
2000
2001
2002
2003
Airport retailing
Palacios y Museos
Other businesses(*)

(*) Includes the real estate activities of Aldeasa Gestión and airport restaurant business.

Income from airport retailing

(million euro)



Total change
[03/02]: 4.77%
385.87
15.33
42.37
328.17
438.71
18.12
69.32
351.27
501.02
22.66
80.34
398.02
539.62
21.00
76.69
441.93
565.34
28.77
70.30
466.27
1999
2000
2001
2002
2003

Spanish airports

Non-Spanish airports

Other income

Growth in shopping space at airports

(weighted square metres)



Total change
[03/02]: 3.52%
18,245
2,152
3,576
12,517
22,626
4,616
4,128
13,882
27,571
7,084
5,138
15,349
31,139
8,398
5,830
16,911
32,235
8,178
6,917
17,140
1999
2000
2001
2002
2003

Spanish airports Travel Value & Duty Free

Spanish airports Duty Paid

Non-Spanish airports

PERFORMANCE BY LINE OF BUSINESS

Airport retailing

In 2003 the net revenues generated by the Group's airport retail business totalled 565.3 million euro, representing 4.8% growth in relation to 2002.

This increase in sales stems primarily from the growth in the number of passengers and the performance of international business in the second half of 2003. At Spanish airports, the growth in sales reflects the year's air traffic trends, with spending per passenger remaining at percentages similar to those obtained in 2002.

Turnover at national airports was 466.3 million euro, for 5.5% growth. This line of business still generates the largest volume of sales for the company, since it accounts for nearly 78% of total sales. From this standpoint, it has gained a larger share relative to the Group's other lines of business, even though in 2003 the sales of Duty Paid(*) shops had less impact because several establishments in the Canary Islands were closed in order to improve the profitability of this business.

(*) Duty Paid shops are ones that are subject to the same sales taxes as at any other shop on the local market, regardless of the traveller's country of origin or destination.

Travel Value & Duty Free(*) at Spanish airports grew by 7.2% in 2003. The biggest impetus came from the rise in the number of passengers, primarily generated by the rapid penetration of low-fare airlines. The good performance in the volume of Spanish passengers, on both domestic and international flights, contributed notably to the positive figures of this variable.

Activity on the Duty Paid side fell by 1.5% vis-à-vis 2002. The year-end sales figure was 86.15 million euro. This slide largely reflects the replacement of intra-Europe passengers by national ones and also the reduction in sales space as a way of streamlining the product, which in turn improved the profitability of this activity.

Shopping space at Spanish airports increased by 5.8% to 24,057 weighted square metres at the close of the year. By contrast, space at non-Spanish airports declined by 2.6% to 8,178 weighted square metres. This fall is explained by the comparative effect produced by the closure of loss-making business in Venezuela in 2002.

At the international enclaves where Aldeasa is present, sales in dollars grew by 11.8%. The figure in euro was 70.30 million. Although this is 8.3% lower than last year's figure (because of the euro's appreciation against the dollar), in the final quarter of 2003 there were clear signs of recovery, with 6.1% growth in relation to the fourth quarter of 2002.

PALACIOS Y MUSEOS

In 2003, the sales of Palacios y Museos advanced by 29% to 20.6 million euro. Sales performance in the final quarter (up 13.3%) helped to buffer the turnover figure for the first half of the year.

The recovery in the number of visitors to museums and historical sites and the increase in sales at two of the main museums where the Palacios y Museos Division operates, namely the Prado Museum and the Reina Sofía Art Museum, were key factors at play. Particularly notable was the success of the Manet exhibit at the Prado Museum.

OTHER BUSINESSES

The Group's other activities (airport restaurants and management of the warehouse network's property) closed the year with revenues of 7.8 million euro, 15.2% more than in 2002.

(*) Travel Value is the brand that defines sales subject to taxes for travellers with a European Union destination, including flights within Spain.
Duty Free represents tax-free sales for passengers travelling to non-EU destinations.


La Bodega de Aldeasa
Bodega • Wine Cellar
TORRES
Gran Coronas
RESERVA
TORRES

ANALYSIS OF RESULTS



The net profit attributable to the Aldeasa Group at year-end 2003 was 28.56 million euro, up 29.2% in relation to the previous year.

The gross sales margin was 46.7%, or 0.6 percentage points lower than in 2002. This was primarily due to the growth in tobacco sales, whose margin of contribution is lower than the average for Aldeasa's products. The increase in the number of cigarettes exempt from special taxes that can be brought into the United Kingdom was a key factor in the growth in sales.

Particularly notable was the EBITDA figure of 62.5 million euro (up 8.6% year-on-year), which advanced to 10.4% of sales from 10.1% in 2002. This recovery in operating margin reflects the cost control policy applied to various expense items. The moderate increase in personnel costs, thanks to the introduction of more efficient sales models, also stands out.

Other operating costs, which include concession royalties and depreciation charges, were 2.2% higher than in 2002, thus reducing by 0.7 percentage points their feed-through to sales. Notable, too, was the slower rate of depreciation charges in the final quarter of the year, owing to the extension of the concessions at the Madrid-Barajas airport.



As a result, the company's EBIT advanced to 46.3 million euro (up 11.9%), raising the sales margin to 7.7% from 7.2% in 2002.

Financial results for the year were 2.90 million euro, which represents an improvement of nearly 3.6 million euro versus 2002. This advance primarily reflects the reversal of provisions in 2003 for the buy-back of treasury stock owing to the performance of the Aldeasa share.

Extraordinary results recorded a negative balance of 2.08 million euro. This figure is entirely explained by the withdrawal of fixed assets for revamping and the closure of shops that had not been fully depreciated.

BALANCE SHEET

At end-2003 the total consolidated assets of the Aldeasa Group stood at 279.13 million euro, compared with 283.50 million in 2002.

The improvement in the Group's cash position deserves highlighting. With an increase of 11 million euro versus 2002, the year's cash position closed at 49.32 million euro, which allowed Aldeasa to meet its commitment to a high dividend yield for its shareholders. Restraint in investments and above all the improvement in working capital management, whose rotation increased by 6.5% vis-à-vis 2002, are the main explanatory factors in the achievement of this objective.

CASH FLOW

The figures for the change in the cash position are shown in detail in the operating cash flow statement in the adjoined table. Particularly notable is the Group's capacity to generate liquid funds on operations, which stood at 50.26 million euro. This cash flow clearly provides financial resources for the Group's expansion and at the same time ensures an ongoing high dividend yield.

BALANCE SHEET (million euro)

	2002	2003
Fixed assets	**97.23**	**87.19**
Goodwill	**51.98**	**46.41**
Current assets	**134.15**	**145.45**
Total assets=Total liabilities	**283.50**	**279.13**
Equity	**173.92**	**179.73**
Current liabilities	**84.50**	**82.90**

PROFIT AND LOSS ACCOUNT (consolidated)

	31-12-2003		31-12-2002		2003/2002
	million euro	% sales	million euro	% sales	% change
Net sales	**598.75**	**100.0%**	**571.26**	**100.0%**	**4.8%**
Cost of sales	**311.11**	**52.0%**	**294.17**	**51.5%**	**5.8%**
Gross operating income	**287.64**	**48.0%**	**277.09**	**48.5%**	**3.8%**
Operating costs	**225.18**	**37.6%**	**219.56**	**38.4%**	**2.6%**
EBITDA	**62.46**	**10.4%**	**57.53**	**10.1%**	**8.6%**
Depreciation and amortisation	**16.14**	**2.7%**	**16.15**	**2.8%**	**-0.1%**
EBIT	**46.32**	**7.7%**	**41.38**	**7.2%**	**11.9%**
Financial revenue	**-2.9**	**-0.5%**	**-6.45**	**-1.1%**	**55.0%**
Extraordinaries	**-2.08**	**-0.3%**	**-4.29**	**-0.8%**	**51.5%**
Gross profit	**41.34**	**6.9%**	**30.64**	**5.4%**	**34.9%**
Taxes	**11.91**	**2.0%**	**8.32**	**1.5%**	**43.1%**
Profit attributed to minorities	**-0.87**	**-0.1%**	**-0.21**	**0.0%**	**314.3%**
Profit attributed to the controlling company	**28.56**	**4.8%**	**22.11**	**3.9%**	**29.2%**

OPERATING CASH FLOW (euro)

Cash flow from operations	**50,268,043**
Investment in fixed assets(*)	**-8,928,808**
Purchase of treasury stock	**-47,136**
Change in long-term loans	**-9,377,393**
Dividend payments	**-17,566,642**
Total investment and financing flows	**-35,919,980**
Investment in current assets	**-1,220,016**
Change in trade creditors	**-2,434,727**
Change in short-term credits (cancellation of credit line)	**996,564**
Total working capital	**-2,658,179**
Financing surplus (+) / deficit (-)	**11,689,884**
Aldeasa Group financing surplus (+) / deficit (-)	**-608,140**
TOTAL OWN FINANCING	**11,081,745**
Closing cash and cash equivalents	**49,321,382**
Starting cash and cash equivalents	**38,264,762**
CHANGE IN CASH AND CASH EQUIVALENTS IN THE PERIOD	**11,056,620**

(*) Includes gains/losses on monetary adjustments in international businesses.

STRATEGIC POSITION

In a sectoral setting characterised by consolidation and specialisation, Aldeasa's basic strategic objectives rest on the following criteria and actions:

- Short-term profitability in terms of improvement in dividends and operating margins.
- Medium- and long-term stability, based on financial solvency that allows undertaking projects aimed at growth and development.
- Profitable growth, search for the best opportunities in terms of length and conditions, backed by balance sheet strength and operating excellence.

In 2003 Aldeasa fulfilled these objectives to a great extent, consolidating its position as a commercial airport operator of reference worldwide.

- The company extended to 2012 the period of its commercial concessions at the Madrid-Barajas airport.

The expansion plan for this airport through the incorporation of two new runways and the construction of a new area terminal (NAT) will increase the number of passengers twofold to 70 million. As a result of this enlargement and with a view to re-establishing the economic and commercial equilibrium of the concession in force to I January 2007, AENA's Board of Directors agreed on the extension of the period of these concessions to 31 December 2012, both at the older terminals (TI, T2 and T3) and at the new one (T4). This extension will allow Aldeasa to develop a commercial product that will undoubtedly become a benchmark for our sector worldwide.

- In 2004 over 20 million euro will be invested in the new Madrid-Barajas terminal (NAT) in order to accommodate sales activity to the new environment of the airport. The project represents an increase in shopping space of close to 8,000 square metres.

- On the international side, 2003 marked the recovery of sales in Latin America after the region overcame the macroeconomic troubles and political instability that began in 2002. Aldeasa also reached an agreement with the Portuguese airport authority (ANA) for the development and management of shopping areas at Portugal's airports. The project is structured in two stages:

1. Stage of in-depth analysis to ascertain the sales capacity of the airports in Lisbon, Porto and Faro for the purpose of preparing a Commercial Plan that would maximise ANA's commercial profitability and provide a service in accordance with the passenger profile.
2. Creation by ANA and Aldeasa of a mixed company to execute and manage the Commercial Plan.

▸ To ensure its operating stability in the medium and long term, Aldeasa intends to work on enlarging its concessions in the countries where it is present and to study new business opportunities, taking advantage of its excellent business relations and its operating and financial solvency, which provides the basis for long-term alliances with airport operators.


CAPA
El Escorial

SHAREHOLDERS

Aldeasa was created as a state-owned company in 1974 primarily for the management of duty-free areas at Spanish airports. The company's privatisation process concluded in 1997, when on 1 October its stock began trading on the continuous market. As such, it is present on Spain's four stock exchanges: Madrid, Barcelona, Bilbao and Valencia. At 31 December 2003, the company's share capital, fully subscribed and paid, amounted to 25,200,000 euro, representing 21,000,000 shares with a par value of 1.20 euro each ● On Spain's continuous market, Aldeasa figures in the consumer goods sector within the retail sales subsector and it also forms part of the Ibex Industrial index. Aldeasa's weighting in the Ibex, in the consumer goods sector, was 1.27% in 2003.

SHAREHOLDER BASE

Since the company's shares are represented by book entries, little is known about the exact ownership structure of these shares except for some basic data mainly obtained from the X-25 form sheet, which the company is authorised to request at the General Meeting of Shareholders. On the basis of the information available, the company's shareholder base largely consists of institutional investors. In 2003 national mutual funds continued to account for a large share vis-à-vis international funds, whose interest in the stock has nonetheless increased. In 2003 Caja de Ahorros de Asturias (Cajastur) reported holding 5% of Aldeasa's shares and in 2002 Bestinver reported a 5.22% stake. In turn, Altadis continues to own 34.45% of total capital, and SEPI (Sociedad Estatal de Participaciones Patrimoniales) maintains its 5.06% stake as part of the greenshoe not exercised at the time of the public offering.

Institutional and private shareholders in the company represent 48.38% of the total, with the stake of private investors estimated at around 5%. Aldeasa holds 1.78% of the shares in treasury stock, of which 372,885 are deposited in an equity swap.

At 31 December 2003 there was no indication that any other shareholders owned stakes of more than 5% of share capital.

SHAREHOLDERS	SHARES	% OF SHARE CAPITAL
Altadis	**7,235,000**	**34.45%**
Bestinver	**1,095,559**	**5.22%**
SEPI*	**1,063,636**	**5.06%**
Cajastur**	**1,050,100**	**5.00%**
Aldeasa	**396,085**	**1.89%**
Institutional and private shareholders	**10,159,620**	**48.38%**

* Greenshoe not exercised during the public offering

** Cajastur reported holding 1,050,100 shares (5.00%) on 5 February 2003

The estimated breakdown of capital by number of shares is as follows:

NUMBER OF SHARES	SHAREHOLDERS	SHARES	% OF SHARE CAPITAL
0 to 100	**1,368**	**74,860**	**0.36%**
100 to 499	**2,882**	**627,206**	**2.99%**
500 to 999	**589**	**371,929**	**1.77%**
100 to 9,999	**650**	**1,563,290**	**7.44%**
10,000 to 49,999	**97**	**1,962,842**	**9.35%**
50,000 to 99,999	**24**	**1,739,050**	**8.28%**
100,000 to 999,999	**19**	**5,308,031**	**25.28%**
More than 1,000,000	**3**	**9,352,792**	**44.54%**
TOTAL	**5,632**	**21,000,000**	**100.00%**

STOCK MARKET PERFORMANCE

In 2003 stock markets worldwide rebounded from three years of downward trends. Signs of economic recovery, the growth of the US economy and the performance of business results helped to turn around the market from lows in March and sent the main international indices spiralling towards the heights of two years earlier.

INDEX	FINAL PROFITABILITY (2003)
Ibex 35	**+ 28.17%**
Dow Jones	**+ 5.32%**
Euro Stoxx 50	**+15.24%**
Cac 40	**+16.12%**
Dax Xetra	**+37.08%**

The Dow Jones gained 5.32% in 2003. In Europe the Euro Stoxx 50 rose by 15.24%. The best-performing European stock markets were Germany's Dax Xetra with gains of 37.08% and the Spanish market, whose Ibex 35 advanced by 28.17% with respect to year-end 2002.

Against this backdrop, the performance of Aldeasa stock surpassed the average of the Ibex 35 (28.17%), with growth of 42.55% in relation to 2002.

On 30 December 2003, the last trading session of the year, Aldeasa stock stood at 20 euro, marking an advance from its share price of 14.03 euro on the same date a year earlier. The stock's price reached a high of 20.88 euro on 3 November and fell to a low of 13.11 euro in the first half of the year on 26 February.

The company's market capitalisation at year-end 2003 was 420 million euro (+42.6%). Its average daily trading volume was around 49,000 shares, representing an average of 0.8 million euro per session. In the overall count for the year, the total number of shares traded was 12,305,746, for a total value of 206 million euro.

ALDEASA'S SHARE PRICE PERFORMANCE VERSUS THE IBEX 35



45
40
35
30
25
20
15
10
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
December 97
December 98
December 99
December 00
December 01
December 02
30 December 2003
Base 1 October 1977.
Date of public offering
IBEX 35 index
Aldeasa share (euro)

2003	SHARE PRICE (euro)			MONTHLY VOLUME	
MONTH	CLOSING	INTRADAY High	INTRADAY Low	NUM. OF SHARES	EFFECTIVE (million euro)
January	14.15	14.64	13.70	482,746	6.89
February	13.55	14.38	13.11	2,257,168	30.78
March	13.40	14.04	13.25	641,841	9.37
April	15.21	15.45	13.40	889,121	13.10
May	16.11	16.20	15.25	1,758,491	27.73
June	17.90	17.91	16.25	1,134,255	19.46
July	18.68	19.10	17.31	1,216,826	21.92
August	19.10	19.40	18.50	580,232	10.98
September	19.30	20.25	18.18	1,147,307	22.25
October	19.75	19.80	18.70	536,577	10.38
November	19.41	20.88	19.18	1,076,922	21.62
December	20.00	20.25	19.31	584,260	11.51
Annual		20.88	13.11	12,305,746	206.00

DIVIDENDS

In line with its policy of high returns to shareholders, the Board of Directors of Aldeasa plans to propose to the General Meeting of Shareholders the payment of a dividend of 0.95 euro per share[1] to be charged to the 2003 results. This represents an increase of 11.8% on the 0.85 euro dividend charged to the 2002 results and places the proposed pay-out at 70% of the Group's results.

Quarterly dividend payments were as follows:

- **October 2003:** 0.167 euro (gross) per share corresponding to the interim dividend for the first quarter of 2003
- **February 2004:** 0.25 euro (gross) per share corresponding to the interim dividend for the second quarter of 2003
- **May 2004:** 0.30 euro (gross) per share corresponding to the interim dividend for the third quarter of 2003

At the General Meeting of Shareholders, the payment of a final dividend of 0.23 euro up to the total 0.95 euro per share planned is to be submitted for approval. With the dividend charged to 2003, Aldeasa confirms its objective of figuring among the stocks that generate the highest dividend yield on Spain's continuous market, namely 4.75% vis-à-vis the year-end closing price.



Dividend per share (euro)
+11.8%
1.18
1.18
0.85
0.85
0.95
1999
2000
2001
2002
2003

Shareholder relations

Aldeasa has continued to pursue an active policy of communications with shareholders with a view to ensuring that financial markets receive highly transparent information. In 2003, as in the previous year, various presentations were made for institutional investors and analysts in Spain, the rest of Europe and the United States.

After the entry into effect of the Law on Transparency of 17 July 2003 and its implementing provisions of Order ECO/3722/2003, the company completed the information available at its corporate website, namely Aldeasa's annual report, financial calendar, quarterly results report to the National Securities Markets Commission (CNMV), stock market information, dividends, shareholder base, General Meeting of Shareholders and analysts' reports. In addition, there is a special section on corporate governance, which contains the following documents: the company's Articles of Association, the regulations governing the General Meeting of Shareholders and the Board of Directors, the Code of Conduct and the annual corporate governance report. The content of the Investor Relations site is continually updated to reflect company news of interest to the market.

[1] Pending approval at the next General Meeting of Shareholders.

ALDEASA'S SHARE PRICE

	1999	2000	2001	2002	2003
Year-end closing (euro)	19.85	20.50	17.12	14.03	**20.00**
High intraday *(euro)*	*37.00*	*25.90*	*25.50*	*20.32*	**20.88**
Low intraday (euro)	18.00	16.80	12.99	12.8	**13.11**
Annual volume (number of shares)	13,505,306	15,391,788	13,070,038	13,582,033	**12,305,746**
Average daily volume (number of shares)	53,806	61,814	52,280	54,320	**49,223**
Effective annual volume (million euro)	356.56	320.00	251.51	224.03	**205.99**
Average daily volume (million euro)	1.42	1.29	1.01	0.90	**0.82**
Trading sessions (percentage)	100%	100%	100%	100%	**100%**
Capitalisation (million euro)	425.36	430.5	359.52	294.63	**420.00**
Number of shares	21,428,571	21,000,000	21,000,000	21,000,000	**21,000,000**
Earnings per share (euro)	1.68	1.43	1.20	1.05	**1.36**
PER (times)	11.80	14.30	14.30	13.33	**14.71**
Dividend per share (euro)	1.180	1.180	0.850	0.850	**0.950**
Pay-out (*)	70%	83%	71%	81%	**70%**
Dividend yield	5.9%	5.8%	6.0%	6.1%	**4.8%**

(*) Year-end

HUMAN RESOURCES

The priority objective in 2003 was to promote training courses for the Aldeasa team. To this end, various training initiatives were set in motion both in Spain and abroad, in consonance with the scale and prospects for internationalisation and growth that inspire the company's global project.

THE ALDEASA WORK FORCE IN FIGURES

The Group's overall work force, formed by a young and dynamic team, averaged 2,447 employees in 2003. Of these, 82.1% carry out their work in Spain and the rest in the countries where Aldeasa is present. By age, 68.5% are between 25 and 39 years of age, 16.5% between 40 and 49 and only 5.9% are over 50.

Know-how guaranteed by excellent professionals

Aldeasa's main goals in 2003 were to provide sales persons with sales skills and a commercial approach, to instil a sense of belonging to the company and to ensure that they participate in the company's achievements through their own contribution. To this end, numerous training programmes were launched during the year:

Training programmes for employees. In 2003 Aldeasa invested close to 435,000 euro in training, which represents 1.1% of the wage mass. The Group's training efforts took the form of 1,686 initiatives developed over 16,966 hours, with the following breakdown:

- **Central offices:** 5,725 hours
- **Palacios y Museos:** 1,073 hours
- **Airport retailing:** 10,168 hours

By subject matter, the emphasis was largely on languages, computer skills and technical training, in addition to in-company training.

The extension of the year's training programme to include the entire sales organisation marked a major quantitative leap. Here the intention was to involve managers in part of the sales training to create a pyramid structure in this area.

Age pyramid



>=60 0.6%
55-59 1.8%
50-54 3.6%
45-49 7.0%
40-44 9.5%
35-39 17.1%
30-34 25.9%
25-29 25.4%
<=25 9.1%

Breakdown of course hours by subject matter



Computer skills: 4.1%
Masters: 1.1%
Technical training: 16.5%
Languages: 20.5%
In-company: 57.9%

Average work force by business line



1.160
TOTAL: 2,447
429.7
338.5
291.8
216.9
9.7
National airport retailing
International airport retailing
Central offices
Palacios y Museos
Canariensis
Aldeasa Gestión

Breakdown of course hours by business line



6.3%
33.7%
59.9%

	Number of hours
Airport retailing	10,168
Central offices	5,725
Palacios y Museos	1,073
TOTAL	**16,966**

Among the year's programmes, particularly notable was the launch of the National Continuous Commercial Training Plan, whose content was specially designed by the company for the purpose of:

- Creating a unique management model specifically for the company.
- Instilling a company culture, style and commercial philosophy as symbols of external and internal identity.
- Systematising work methods in order to generate habits and practices that contribute to Aldeasa's know-how.
- Strengthening the ability to adapt to changes in the tourism sector.

On the international side, the Continuous Commercial Training Plan initiated in 2002 was further extended in 2003. It was largely focused on the international enclaves where the company is present, and its objectives included:

- Aligning the company's culture, style and commercial philosophy to the situation prevailing in each country and to Aldeasa's strategy.
- Adapting job descriptions to the strategy of international business management.
- Defining and implementing work processes.

Opportunities for students. The Group has agreements with various universities, business schools and academic centres through which students can work as trainees in the company as a first step towards their incorporation in the labour market.

Prevention of job hazards. In compliance with the legislation in force, the company offered various courses that were key in minimising the accident rate. Special courses were given to the members of the Safety and Health Committees, company representatives, accident prevention monitors and the rest of the staff, covering the risks associated with each type of job.

Aldeasa's collective wage agreement

In 2003 a new collective wage agreement, in force to the year 2006, was signed. It contemplates adapting the work force and personnel costs to the new developments in our sector in a way that makes our professionals a differentiating factor in our success vis-à-vis competitors. The agreement establishes variable remuneration by business unit, based on a system that evaluates productivity, sales margins and production goals.

It also creates two new job categories, deals with absenteeism and adjusts working hours through the introduction of an intensive working day (i.e. with only a short lunch break) at central offices, in addition to the creation of a NAT Committee to deal with matters relating to the new terminals at the Madrid airport.

2004: PROFESSIONAL ADVANCEMENT

Plans for the year include the strengthening of the staff's integration and participation in the business. The company will continue to provide training to equip its personnel to handle the challenges derived from the development of new commercial initiatives.

As such, a series of measures implemented by Aldeasa's Human Resources department focus on developing management skills, particularly in the commercial area, and on following up the Continuous Commercial Training Plan already in place. In this respect, new ad hoc training courses for employees are to be launched during the year.


Aldeasa
DUTY FREE
TRAVEL VALUE
TRAVEL VALUE


Aldeasa




Entrada
Entry






Especial
Special SALE
38,00 €
PROMOCIÓN
Especial
Special SALE

INFORMATION SYSTEMS

The activity of Aldeasa's Information Systems Department focused on the restructuring and updating of its sales systems. An ambitious initiative, called the Galileo Project, which entailed an investment of nearly 2 million euro, will also be extended in the course of 2004.

The GALILEO Project

Four basic lines of action have been defined, all of which focus on upgrading the company's sales systems:

▶ **Master data:** This entails aligning the management criteria in all countries where Aldeasa operates, creating mechanisms that provide unified information regardless of the location or type of business.

▶ **Seasonal articles:** Owing to the increasing importance of specialised brands and seasonal collections at Aldeasa, adjustments have been made in the administrative processing systems. New functions have been included to cover the management of collections, sizes and colours, campaigns, sales at outlets and bargain sales, among others.

▶ **Management indicators:** A new sales reporting system has been introduced that uses the results of the two above-mentioned projects and unifies the criteria applied to the processing of key indicators for the commercial management of the business.

▶ **Integration with suppliers:** In line with current trends, Aldeasa has created a more direct and automatic collaborative relationship with its main suppliers. Using computer software that makes sales processing more flexible, this involves the automatic processing of stock levels, establishment of sales conditions, supply deliveries and billing, among other functions. This should not only enhance information quality and reduce errors and administrative tasks but also, and above all, create closer ties between Aldeasa and its suppliers.

Customer loyalty campaigns

In 2003 Aldeasa launched its new Customer Loyalty card that gives points to clients when they shop at the company's establishments. A customer relationship management (CRM) system was designed that automatically stores information on all the sales transactions and purchases of each loyalty card client.

These data also provide segmented knowledge of buying habits, which enhances the efficiency of the company's direct campaigns. The system is fully automated, from the time a customer makes use of the loyalty card for a purchase to the delivery of the cheque to the customer.

The management of client information is confined to the limits allowed under data protection regulations.

Aldeasa's new communications network

Aldeasa's new WAN network, which links central offices to national stores, will be based on technology developed by British Telecom. The new structure will enlarge and improve connections between stores and central offices, allowing more efficient use of computer applications.

New point-of-sale terminals

In the final quarter of 2003, the new point-of-sale terminal system (Advance Store & Retail) was installed at Aldeasa's first store in Seville.

Aside from technological and functional improvements, this software meets the standards defined by AENA for the alignment of transactions at its airports by integrating the information generated at our shops and the commercial management of Spain's airport authority.

Boarding pass scanner systems

In the closing months of 2003, the Madrid and Barcelona airports began installing new boarding pass scanner systems.

Under this system the data of each sales transaction is stored together with the information contained in the magnetic band of the boarding pass, including for example the customer's flight number and airport of destination.

This information is essential for determining the type of tax applied to purchases since this depends on the passenger's destination.

The system, fully automatic, reduces the waiting time at checkout points and is essential in our efforts to study and understand our customers' shopping habits.

NATIONAL

AIRPORT

RETAILING

A YEAR OF GOOD RESULTS

For Aldeasa, 2003 marked a good year in national airport retailing both in terms of economic results and strategic positioning. The overall volume of passengers at Spanish airports in the year grew by 7.1% in relation to 2002 ● The performance of national passenger traffic and the penetration of low-fare airlines were the decisive factors in the year's sales of 466.27 million euro, which advanced by 5.5% versus 2002 ● National airport retailing activity was also marked by the extension of the concession period of Aldeasa's shops at the Madrid-Barajas airport to 31 December 2012. This extension includes not only the shopping areas that now exist but also the approximately 8,000 square metres assigned to the company at the new area terminal (NAT). The project, one of the most ambitious of its kind in Europe, poses fresh challenges to the company and highlights its experience and successful track record, gained in the course of many years.

ADAPTATION TO THE MARKET, THE KEY TO SALES

SPAIN, A PRIVILEGED COUNTRY

Despite unfavourable circumstances for world tourism, which fell by 1.3% in 2003, the flow of travellers to Spain rose by 0.3% in relation to the previous year.

This growth was primarily driven by the spectacular increase in the choice of air travel as the gateway to Spain. In 2003 the number of tourists arriving in Spain by airplane grew by 5.7%. The penetration and consolidation of low-fare airlines largely explain this development, which has had the effect of generating a larger number of passengers and potential clients.

Thanks to its know-how as a leader in its sector and its immense experience in commercial airport management, Aldeasa has the capacity to respond very swiftly and coherently to market changes. In 2003 this involved a series of initiatives aimed at offering and optimising, and generating profits on, the product lines most in demand among this new and diverse group of clients.

Notable growth in the number of passengers

Thanks to its privileged conditions, Spain maintains positive growth rates in passengers in a world setting characterised by apathy. In 2003 the volume of travellers increased in all segments:

- +6.4 % in domestic flights.
- +9.6 % in intra-EU flights.
- +5.9 % in flights to third countries.

The domestic passenger volume has strengthened Aldeasa's business and signals a promising future.

Sustained growth in sales

Aldeasa's sales volume totalled 446.27 million euro, up 5.5% in relation to 2002. Growth by type of establishment was as follows:

Travel Value & Duty Free stores: a 7.2% increase, particularly at tourist airports owing to the impact of low-fare airlines.

Duty Paid stores: a slight decline of 1.5%, reflecting the refurbishment of shopping areas at airports in the Canary Islands.

Stability in total spending per passenger and growth in the average invoice

Total spending per passenger remained almost unchanged, with a slight decline of 0.6% vis-à-vis the previous year and uneven performance by type of air traffic:

- +9.7% in domestic flights, thanks to the upgrading of the product line and promotional campaigns.
- -0.2% in EU destinations, attributable to the increase in passengers on low-fare airlines, whose purchases tend to be fewer the more frequently they fly.
- -8.1% in third-country destinations, owing to the relatively larger share of Spanish travellers and the euro's strength against the dollar.

Sales performance (million euro)



Total change
[03/02]: 5.48%
328.17
651.27
398.02
442.45
466.70
57.74
65.49
74.46
87.47
86.15
96.86
210.87
244.88
273.70
301.42
173.57
74.91
78.68
81.28
79.13
1999
2000
2001
2002
2003

Duty Free

Travel Value

Duty Paid

Passenger growth by destination versus the same period in 2002



15%
7%
9%
4%
4%
9%
13%
10%
6%
2%
11%
10%
8%
3%
5%
15%
25%
16%
17%
16%
0
-11%
-1%
-6%
-1%
January
April
August
December

European Union

Other countries

Sales growth versus passenger growth (2003)



17%
10%
9%
5%
5%
2%
7%
3%
10%
8%
5%
6%
11%
6%
4%
5%
2%
2%
11%
5%
8%
4%
0
January
April
August
December

Sales

Passengers

Sales to passengers on domestic flights (thousand euro)



2,255
1,708
1,478
2,875
2,429
2,178
3,625
3,205
2,653
3,576
2,828
2,226
January
April
August
December

2001

2002

2003

AN EFFICIENTLY DIVERSIFIED PRODUCT LINE THROUGHOUT OUR AIRPORT NETWORK

Airport shops by type (2003)

General stores		40
Buy-bye stores		3
Boutiques		8
Perfume stores		3
Shop in Store		16
La Cava del Cigarro		9
Delicatessen		8
"On Air" music and electronics		4
Shoetopía		2
Sweets shops		2
Shirts		1
Souvenirs		1
Flowers		1
Sportline		1
Brand stores:		17
TIE RACK	1	
LACOSTE	3	
AGATHA	1	
BODY SHOP	1	
WARNER BROS.	4	
BALLY	1	
SPRINGFIELD	1	
ERMENEGILDO ZEGNA	1	
TIMBERLAND	4	
TOTAL ESTABLISHMENTS		116

National airports with Aldeasa establishments (2003)

Madrid	41
Barcelona	14
Valencia	1
Seville	1
Santiago de Compostela	2
Bilbao	1
Málaga	7
Palma de Mallorca	10
Alicante	6
Ibiza	2
Girona	1
Mahón	1
Reus	1
Almería	1
Jerez	1
Las Palmas de Gran Canaria	4
Southern Tenerife	11
Northern Tenerife	2
Fuerteventura	4
Lanzarote	3
La Palma	2
TOTAL ESTABLISHMENTS	116

Total spending per passenger reflects the combination of two variables: the average overall invoice and the penetration ratio.

The average invoice — helped by adjustments in the variety of products and the increase in the unit value of products sold — grew at all establishments:

- +1.2% at Travel Value & Duty Free stores to 42.58 euro.
- +3.2% at Duty Paid stores to 24.77 euro.
- All told, this placed the increase in the average invoice at 2.6%.

The penetration ratio decreased by 1.5%, for various reasons: the rise in frequent flyers on low-fare airlines, the higher relative weight of Spanish passengers travelling to third countries, the weakness of the dollar and the pound vis-à-vis the euro and the revamping of shops in Barcelona and Málaga.

The most notable developments in 2003 included the growth in the share of clothing products in total sales, restraint in personnel growth, a significant reduction in damaged and stolen goods at all stores, improvement in operating margins and the consolidation of sales concepts.



TRENDS IN THE PASSENGER-SALES MIX

SPOTLIGHT ON DOMESTIC PASSENGERS

In 2003 the number of passengers grew by 7.1% in relation to 2002, reflecting both the considerable flow of tourists to Spain and the increased share of national passengers in the overall passenger figure. This upward trend was a driving force in the year's sales.

- A close study of these figures signals a 9.6% rise in the number of EU passengers.

According to Frontur, the number of tourists from the United Kingdom rose by 9.7%, of which over 16 million passed through Spanish airports. By contrast, the number of German tourists declined by 3.2% with respect to 2002, due to the weakness of Germany's economy in 2003.

- The figure for third-country passengers closed the year with an increase of 5.9%. In the case of South America, political problems in some countries affected the flow of visitors. For Aldeasa this meant slower sales growth, since passengers from this region previously had the strongest purchasing power.
- Passenger figures for domestic flights have been steadily rising in recent years. In 2000 this customer group accounted for 5.9% of total business and now represents 8.4%. In 2003 sales to domestic passengers advanced by 16.7% to 32 million euro.

NEW FORMULAS: PRE-ORDER SALES

Pre-order sales allow passengers to shop before their arrival in Spain by filling out an order form while in flight. Their order is then delivered to them at an Aldeasa shop prior to their return flight. Aldeasa offers this innovative pre-order service on UK airplanes, with origins and destinations in the United Kingdom, that cover the entire network of tourist airports where Aldeasa has shops, such as Málaga, Palma de Mallorca, Alicante, Ibiza, Mahón, Girona, Reus and Almería. At present, the service is offered on the flights of Britannia and My Travel, and other airline companies are expected to be incorporated in the course of 2004.


BODEGAS BILBAINAS
VIÑA POMAL
TORRES
BODEGAS BILBAINAS
VIÑA POMAL

LOW-FARE AIRLINES. THE MOTOR OF GROWTH

In 2002 the phenomenon of low-fare airlines began to take shape in Spain and in 2003 the trend was confirmed. The result has been a notable change in the airport environment, with a very positive impact on Aldeasa's core business.

These innovative airlines have given a further boost to Spain's tourist attractions and have opened up new business opportunities for Aldeasa, since the passenger volume at some airports has increased twofold. As a result, product lines and shopping areas have had to accommodate the growth in demand. Passengers from the United Kingdom and Germany account for the largest volume of low-fare travellers, and this explains the sharp rise in tobacco sales, for example (particularly in the case of UK tourists).

One of the effects produced by the steady growth of low-fare airlines has been the strengthening of numerous tourist airports in Spain, such as Málaga, Alicante, Girona and Reus. Girona, in particular, has benefited: previously a seasonal airport with activity largely confined to the summer months, in 2003 it saw a steady flow of activity throughout the year, with sales growth of 174.1% in relation to 2002.

Low-fare flights have also increased the frequency of visits and tourism to Spain. This new phenomenon allows for a more efficient study of passengers' buying decisions and by extension improvement in the product lines but, at the same time, it also means that spending per passenger decreases owing the greater frequency of visits.

For Aldeasa this development will mean a more specialised product line in order to meet the demand of very specific customer profiles, both in terms of the country of origin and in purchasing power. But the direct effects have yet to be seen.

Low-fare airlines are expected to attract a type of tourist who may spend more on shopping because of the lower cost of travel, especially if shops offer them attractive and competitively priced products. The results for 2004 should indicate the effectiveness of the measures now under way, once all the variables and effects of the strong penetration of this type of airline have been weighed.

PERFUME, TOBACCO AND SUNDRIES LEAD THE PRODUCT MIX

In 2003 the product line that posted the biggest growth in sales, 15.1%, was tobacco. At present, tobacco sales account for 28.3% of turnover at Spanish airports. The price difference with respect to the passengers' markets of origin and the increase in the limit on purchases set by countries such as the United Kingdom had a positive impact on sales. Growth was fairly similar at all tourists airports, although the airports in the Balearic Islands and mainland Spain, which are the main destinations of British tourists, benefited the most.

After tobacco, the sports and souvenir lines were the best performers, with growth of 17.8 % and 21.8%, respectively. The revamping and strengthening of the shopping areas where they are sold and the larger variety of products sold were the main factors behind this advance.

Food products remained constant in 2003, with figures in absolute terms similar to those obtained in 2002.

Perfume and sundry items were strongly promoted in 2003 since they are the products that generate the company's largest operating margins and are increasingly in demand at airports. Sales promotions involved specific marketing campaigns and publicity that focused both on brands and on product lines.



Sales by product family
Sales breakdown (2003)
10%
12.3%
31.8%
17.6%
28.3%
Sales growth (2003/2002)
20
15
10
5
0
-5
15.1%
2.6%
1.7%
3.7%
-0.7%
Perfume
Tobacco
Sundry
Beverages
Food

Perfume — still the most important product family for Aldeasa's airport business, with a specific weight of 31.8% in the product mix — grew by 2.6% in 2003, albeit with fairly uneven performance over the year. It was also the product family most hurt by the exchange rate effects of the euro vis-à-vis the pound and the dollar.

One of the company's sales strategies in recent years has focused on product diversification at airports. The sundry family was reinforced through the introduction of new brands and a significant increase in shopping space. This is the Aldeasa product family that best adapts to the diverse profiles of travellers, and it represents 17.6% of the total sales mix generated at national airports.

The growth of this product family has contributed to the improvement in operating margins. In particular it has been strengthened by the addition of brands such as Hugo Boss and Tommy Hilfiger and by the consolidation of Cortefiel as a partner of the Group, bringing such solid brands as Springfield, Women's Secret and Pedro del Hierro to the airports in Madrid, Barcelona, Málaga, Palma de Mallorca and Alicante. Notable, too, was the opening of a new market niche in clothing with the introduction of fashion for children, including labels such as Gocco, and the children's wear of Burberry, Timberland, Tommy Hilfiger and Lacoste.

CANARIENSIS. LESS SPACE, HIGHER PROFITABILITY

2001 saw the creation of Canariensis, a distribution company jointly owned by Aldeasa and Canresa for the management of airport retail business in the Canary Islands. The company's sales volume declined somewhat in 2003, by 1.2%, in relation to 2002, largely owing the closure of various concessions and the change in the passenger mix.

In 2003, with a view to increasing its profitability by reducing sales space and streamlining the products sold, Canariensis decided to close several establishments at Canary Island airports. Despite this, new sales concepts were launched at general stores, where the sundry product family performed well, and commercial procedures similar to those of the Aldeasa parent company were also introduced.

In turn, the general change in the passenger mix in the course of 2003 had a significant impact on airports in the Canary Islands. The passenger volume grew by 3.4% in relation to 2002, but several airports, such as the southern Tenerife airport, saw a decline in passengers that affected the pace of sales. Travellers on flights to mainland Spain rose by 6.3% but passengers with international destinations — the main target of Canariensis — grew by 0.9%.







The consolidation of the Shop in Store(*) sales concept at all the Canary Island airports gave impetus to the growth of the clothing and leather goods lines despite the change in the product mix at airports where Canariensis is present.

This concept has also led to a decline in the sales of the product families of tobacco, food and perfume. In the case of tobacco, this had a negative impact on the cigarette franchise. The fall in food and perfume items is explained by the decrease in shopping space and works undertaken during the year. The change in the product mix was, however, very positive because it translated into substantial improvement in sales margins.

Lastly, in the months of May and August, a media campaign was launched to attract inter-island passengers. In the course of the year several monographic campaigns were launched with very good results, including one that focused on wine and whisky and a promotion that coincided with Canary Islands Day. A special campaign was also held in the months of strongest passenger movement – October to December – in collaboration with suppliers. Meanwhile, the customer loyalty card was introduced at the Canariensis shops, drawing excellent response from passengers.

(*) Shop in Store is a type of establishment that offers a range of brands but is conceived as a single shopping space with its own identity.

SHOPPING AREAS: REVAMPING AND NEW OPENINGS CONTINUE

In 2003 Aldeasa's total shopping space was increased to 24,057 weighted square metres at national airports, up from 22,741 square metres in 2002. This 5.8% growth is primarily explained by the enlargement of the general stores at the Málaga and Barcelona airports and the opening of a shop specialising in clothing and sports at the Alicante airport.

In Barcelona the main store was enlarged and revamped to adapt its design and concept to passenger demand. A Springfield shop and a new general store at the M5 terminal were also inaugurated. At the Málaga airport the general store was refurbished and enlarged, a clothing Shop in Store was inaugurated, new sales concepts in music and electronics were launched and a delicatessen was opened.

In 2004 the policy of new openings and revamping will continue. Particularly notable is the refurbishment and enlargement of the general store at Alicante, the general store at the Girona airport, the revamping of the "Villas Mediterráneas" general store and the inauguration of a Shop in Store specialised in clothing, both at the Palma de Mallorca airport, among other initiatives.

LOGISTICS: UPGRADING OF THE BARCELONA WAREHOUSE

In 2003 Aldeasa carried out various projects aimed at streamlining and enlarging the general warehouse in Barcelona, which is the company's main logistics centre:

- Particularly notable were the installation of automated horizontal carousels for the preparation of orders, the start-up of an inventory system using radio frequency, which saves time and controls errors, the introduction of a new organisational structure in the indoor area and the installation of an automated vertical rotating warehouse, which enlarged the capacity for storing items of the sundry product family.
- Productivity increased in the orders preparation line and a second work shift was added, while the average number of employees was adapted to the work required at times of peak activity.
- There was also a considerable 4.4% decline in damaged and stolen articles thanks to a stringent and efficient policy that raised sales teams' awareness of the problem and introduced procedures and guidelines for handling merchandise, external anti-theft security measures and a programme of collaboration with security companies.



MEDIA AND MARKETING. FOCUSING ON CUSTOMERS

In 2003 a new study was made of passenger habits and attitudes at airports. The findings confirm the previous year's trends, with more than favourable results in the key indicators. In this respect, the findings confirm Aldeasa's price advantages for national and foreign passengers alike as well as the consolidation of important factors in customers' buying decisions, such as quality and product variety and the promptness of service.

Thanks to the many media initiatives at airports and other places, recognition of the Aldeasa brand has risen in all target groups to an average of 70%. The adaptation of promotional dynamics to local markets stands out in particular, in addition to special campaigns and seasonal promotions, among other initiatives. Media and marketing initiatives in 2003 were largely targeted at national, British and German passengers. These included:

Tourist campaigns. The goal was to capture the business of foreign visitors to Spain during the summer months. As a result, the average invoice of UK passengers rose, as did the penetration ratio of German tourists.

"National can buy" media campaign. This campaign helped to increase the penetration ratio of national passengers. The initiative was set in motion as a way of informing Spanish passengers about the possibility of shopping at airport stores.

At the beginning of the year Aldeasa launched a nationwide campaign in the press and created a new graphic icon that figures in all media promotions.

Campaigns aimed at passengers with non-EU destinations. The "Third Country" campaign contributed towards the growth of the average invoice of passengers with destinations outside the European Union. In April and May a special promotion was launched that offered a 10% discount on purchases of over 60 euro.

In addition to the year's marketing and media campaigns, the Aldeasa customer loyalty programme gained force in 2003, attracting 45,000 new members and increasing the average invoice of the 25,000 existing clients. By year-end 2003, 70,000 customers had signed up for the card, indicating good prospects for the future of the programme.


CLINIQUE
Special offer
Oferta
especial
CD



NAT OBJECTIVE: NEW AREA TERMINAL AT THE MADRID-BARAJAS AIRPORT

The extension of the concession period at Aldeasa's shopping areas at the Madrid-Barajas airport to 31 December 2012 covers the areas where it is now present (T1, T2 and T3) as well as the new shopping centres at the approximately 8,000 square metres assigned to it at the new area terminal (NAT). The NAT project will enlarge the airport's capacity to 70 million travellers, twice the present figure. This marks one of the biggest challenges that Aldeasa has faced since the abolition of the duty-free system within the European Union. The launch of this space will require an investment by the company of close to 20 million euro.

Among the strategies and formulas now on the drawing board, Aldeasa plans to reconsider all its sales concepts in order to optimise demand, introduce greater specialisation by product line and promote a more customer-oriented focus.

Aldeasa views this commercial project from a global perspective, in which it will not only develop stores but also create areas in the sales environment that are in harmony with the general atmosphere of the NAT.

At the main terminal and the satellite terminal (SAT), Aldeasa will have a large shopping area of its own, including two areas of over 1,000 square metres each. At one of these it will sell traditional product families such as perfume (accounting for a large share of the shopping space), tobacco, food and beverages. Souvenirs and leisure products will also be sold. In the second area, there will be a large Shop in Store specialised in clothing and leather goods, and this will be rounded off by a new concept in sports, toys and electronics.

Luxury labels will have their own area, covering 400 square metres. In turn, last-minute purchases will be strengthened through small shops located at each end of the terminal.

The SAT will handle flights to third countries. Here Aldeasa will create a general store covering 1,500 square metres, where perfume products will occupy a preferential place. Opposite this store there will be two shopping areas, each covering 750 square metres, specialised in two concepts: small shops selling specific brands and a Shop in Store for clothing items, sports wear and accessories. Aldeasa also plans to establish last-minute shops at the terminal's boarding areas. Lastly, on the ground floor arrivals zone for flights from third countries and connections to domestic and intra-European flights, there will be a general store occupying 400 square metres.

INTERNATIONAL

AIRPORT

RETAILING

RECOVERY IN PASSENGER VOLUMES. SPOTLIGHT ON THE CUSTOMER

In 2003 Aldeasa's business at international enclaves advanced at a good pace despite the adverse macroeconomic setting worldwide. The crisis in Iraq affected Jordan, although the greatest impact came from the stringent and changing security measures at many airports in the wake of the September 11 attacks in 2001. In Latin America, and above all Chile, there was a turnaround in the economic crisis, with a recovery both in volume and in spending per passenger ● In 2003 the profitability of international business improved. The number of passengers that passed through the international airports where Aldeasa is present rose by 2% in relation to 2002. Aldeasa developed a customer-oriented programme to ensure that travellers' needs are covered within the diversity that characterises the global environment ● The initiatives taken to accomplish this goal proved effective, as shown in the results: 10.2% growth in turnover in dollar terms vis-à-vis 2002. The three cornerstones of the company's international strategy in 2003 were: improvement in services, adaptation of the product line to the demand of passengers and a long-term commitment with Aldeasa's professional staff through training programmes aimed at guaranteeing optimum customer relations ● The sales rebound at stores and the intensification of promotional campaigns contributed notably to the increase in the penetration ratio ● Greater cost control, unification of international management procedures and a culture of austerity that focuses on enhancing business profitability were the priority criteria during the year.

INTERNATIONAL BUSINESS FIGURES

Aldeasa's sales activity outside Spain accounted for 11.7% of the Group's turnover in 2003.

Turnover in euro, at 70.31 million, slid by 8.3% in relation to 2002 owing to the euro's depreciation against the dollar. In dollar terms, growth stood at 10.2%.

At year-end 2003, the International Division managed a total of 8,178 weighted square metres and 41 commercial establishments.

Here we should highlight the importance, and Aldeasa's recognition of, the integration of the 450 professionals who work at its international establishments – integration in its human group, in its corporate culture and in its goals and business style.

International airports and ports with Aldeasa shops (2003)

PORTUGAL	Lisbon	2
	Porto	1
	Faro	1
	Madeira	1
JORDAN	Amman	3
	Marka	1
	Aqaba	1
CAPE VERDE	Isla de Sal	1
PERU	Lima	4
	Iquitos	1
	Cuzco	1
COLOMBIA	Cartagena	2
	Barranquilla	2
MEXICO	Cancún	3
	Cozumel	1
	Mérida	1
	Port of Cozumel	1
CHILE	Santiago de Chile	11
	Arica	1
	Concepción	1
MOROCCO	Port of Tangier	1
	TOTAL ESTABLISHMENTS	41

Airport shops by type (2003)

General store	**32**
Buy-Bye Shop	**1**
Boutique	**1**
Shop in Store	**2**
Delicatessen and wine	**1**
"On Air" music and electronics	**4**
TOTAL ESTABLISHMENTS	**41**

Growth in shopping space

(weighted square metres)



-2.62%
2,152
4,616
7,084
8,398
8,178
1999
2000
2001
2002
2003

Sales at non-Spanish airports

(million euro)



Total change
[03/02]: -8.32%
42.37
11.83
6.46
16.58
7.50
69.32
0.61
16.41
13.11
6.58
24.08
8.53
80.34
4.30
20.97
14.03
7.01
25.20
8.83
76.69
1.55
14.62
21.34
2.84
6.67
19.67
10.00
70.31
1.50
15.64
18.92
7.25
18.29
8.71
1999
2000
2001
2002
2003
Peru
Chile
Portugal
Venezuela
Jordan
Mexico
Others

Sales at non-Spanish airports

(million dollars)



Total change
[03/02]: 10.16%
72.13
1.72
13.73
20.03
2.51
6.28
18.46
9.40
79.46
2.03
17.60
21.29
8.17
20.57
9.80
2002
2003
Peru
Chile
Portugal
Venezuela
Jordan
Mexico
Others

PERFORMANCE BY GEOGRAPHICAL AREA

LATIN AMERICA. With the recovery under way, progress is in sight

Chile, Peru, Mexico and Colombia are the four Latin American countries where Aldeasa is currently present. These are key international enclaves for the Group's expansion: once the recovery initiated in 2003 takes off, this should become a region of significant growth and further development.

CHILE: In 2003 sales grew by 11.4% in dollars, with a 7.0% slide in euro, versus the previous year. But, thanks to the upturn in Chile's economy as of mid-2003, business has been making better strides. The Chilean wine store, whose floor space and product lines were enlarged as part of its revamping, has drawn magnificent customer response, reflected in 78.4% growth in sales (in dollars).

In October 2003 a Duty Paid shop was inaugurated at the international terminal of the Santiago de Chile airport. The shop, whose products include Lacoste and Samsonite items, generated 25.0% higher sales per floor space than the average in Chile. The rebound in passenger traffic from Argentina also contributed to this recovery.

As part of Aldeasa's ongoing policy of improving the profitability of its business, it closed the general store at the Arica airport where it had been present since 1999. This closure coincided with the termination of the concession contract, which was not renewed because of the scant passenger volume at this enclave.

PERU: Sales were affected by the refurbishment project of the airport authority, Lima Airport Partners (LAP). A further factor in the year's performance was the slow growth in passengers. Despite these two factors, however, Aldeasa increased its turnover in dollars in Lima, Iquitos and Cuzco by 4.3%, although sales fell by 12.9% in euro terms.

MEXICO: Sales in 2003 were 28.% higher in dollars (7.0% in euro) than in 2002. These figures reflect the consolidation of Aldeasa's business in the region and the strong profitability of its activity at airports in south-eastern Mexico. All shopping centres saw significant growth in sales but the general stores located at the airports of Cancún and Mérida and at the port and airport at Cozumel posted particularly good results. These positive trends are expected to continue in 2004, when further revamping is planned and two Duty Free establishments are due to be inaugurated at the Cancún airport.

COLOMBIA: The political and social situation in Colombia and the weakness of passenger traffic affected sales performance in 2003. Aldeasa continued its policy of cost cuts, reducing to half its net losses at stores at the Cartagena and Barranquilla airports.

JORDAN. Sales in dollars rise

The year 2003 was marked by instability in the region. Sales slid by as much as 25% in the months of March and April. At the conclusion of the war, sales began to recover and even benefited from the post-war situation, as Jordan became an operational platform for people who work in Iraq.

In 2003 sales in dollar terms advanced by 6.3% with respect to 2002 (down 11.3% in euro terms). The upgrading of the arrivals terminals at Amman airport was particularly notable, with improvements in product lines and the enlargement and refurbishment of shopping areas. Once the works concluded, sales improved by around 80% month-on-month against the previous year. In addition, the airport shop at Marka, as well as the one at Aqaba, contributed substantially to the growth in turnover.

CAPE VERDE. A good year

2003 was a good year for Aldeasa's business in Cape Verde (Isla de Sal). Sales in euro rose by 38% in relation to the previous year, much higher than the growth in the passenger flow. Operating profit also advanced by 148%.

PORTUGAL. Good results

In Portugal, where Aldeasa operates at the Lisbon, Porto, Faro and Madeira airports, sales revenues grew by 8.7% in euro vis-à-vis 2002. Notably, however, the operations in Madeira alone accounted for this result, since sales at the music and electronics shops in mainland Portugal were sluggish.



THE THREE GUIDING PRINCIPLES OF ALDEASA'S INTERNATIONAL BUSINESS IN 2003

At the close of 2002 Aldeasa defined three guiding principles for its activity in 2003:

1. Adaptation of product lines: creating a differentiated global model. The adaptation of products to each country where Aldeasa operates is a central element in generating sales impetus.

In 2003 Aldeasa revamped its products on the basis of this global model, i.e. a model based not only on major brands and labels of recognised international prestige but also on local products.

As a result, these differentiated items were placed in the spotlight, and, depending on the country, they accounted for 14% to 23% of total sales. To a large degree, they represent food and beverage products.

2. Better service: revamping and enlargement of establishments. The works carried out at the airports in Portugal and Jordan stand out in particular. In Lisbon two shopping areas specialised in music were entirely refurbished.

At Jordan's Amman airport two establishments located in the arrivals zone were upgraded and enlarged. This refurbishment project will continue throughout 2004.

3. Optimum customer service. Aldeasa has set in motion a training programme specifically for employees who work outside Spain. The goal is to align the style and sales philosophy to the circumstances of each country and the company's strategy, with the overriding objective of improving customer service.


UTY FREE
AMMAN AIRPORT DUTY



MEDIA AND MARKETING INITIATIVES

In 2003 our objective was to consolidate the lines of action begun in 2002: growth in the penetration ratio and average invoice through media and marketing campaigns in addition to keeping shops "dynamic" by offering an attractive setting and décor.

Customers can now accumulate points with their Aldeasa card at shops located abroad. In addition, initiatives were undertaken to promote our product lines and selection of brands with a special emphasis on the price differential.

Among the year's most notable events were the promotional campaigns in cosmetics and beauty products at the airports of Santiago de Chile and Cancún (Mexico), the whisky promotion in Jordan and the special Summer Offers at the electronic shops in Portugal, Chile and Peru.

Specific campaigns were also designed for the characteristic local products in the different regions where Aldeasa operates. By way of example, special promotions centred on local wines in Chile and tequila and mescal in Mexico.







Aldeasa







LOOKING AT THE FUTURE

- The prime objective for Aldeasa's international business in 2004 is to increase profitability. To this end, a series of initiatives to improve operating margins has been planned:
  - Special actions in shopping areas to increase the penetration ratio.
  - Strengthening of sales through growth in the average invoice. Here the company will continue to work on marketing and merchandising efforts at its shops.
  - Start-up of the second stage of the training programme for members of the international staff and improvement of the variable remuneration scheme based on incentives.

- Increase in the sales potential through renovation, revamping and openings:
  - Upgrading of the 1,900-square-metre general store located at the departures terminal at Jordan's Amman airport.
  - Revamping and enlargement of the general store at Portugal's Madeira airport.
  - Opening of an establishment for last-minute shopping, i.e. a Buy Bye shop, at the arrivals terminal at Portugal's Funchal airport in Madeira.
  - Launch of a general store at the satellite of Terminal 2 and the Cancún airport in Mexico and revamping and enlargement of existing shops.
  - Enlargement of the Shop in Store at the Santiago de Chile airport.
  - Opening of a store at Chile's Antofagasta airport.

ANA RENEWS THE ALDEASA MODEL

ANA, the Portuguese airport authority, has shown its confidence in the Aldeasa Group in the new plans for joint projects. In the early part of 2003 an agreement was reached for the joint management and development of shopping areas at the airports of Faro, Lisbon and Porto.

The process will be developed in two stages, beginning with a study of the airports' commercial potential and concluding with the launch of the corresponding business plan, which will be carried out by a mixed company constituted by ANA and Aldeasa.


CHANEL
CRÉATION MAQUILLAGE
MAKE UP CREATION
CHANEL

PALACIOS Y MUSEOS

CULTURE AND DIFFERENTIATION

To differentiate is to contribute value. A country's culture and art, history and traditions are its distinguishing features. By bringing together, in cultural gifts, commercial promotions and these unique and original features, the activity of Palacios y Museos helps to broaden our signs of identity ● Response to the products and services offered by Aldeasa was excellent, as evidenced in the year's 2.9% growth in sales in relation to 2002. The product line has been further updated through the introduction of Audioguiarte, a service of Palacios y Museos that incorporates the latest advances in audio guide systems ● Palacios y Museos promotes international business through its presence at such emblematic tourist sites as the Panama Canal and the Château de Versailles.



NEW PRODUCTS AND A STRONGER INTERNATIONAL PRESENCE

Palacios y Museos closed 2003 having met its expectations for the year. The priority objectives were to promote international expansion, strengthen audio guide services and upgrade shopping areas and products.

Outside Spain the year's main initiatives were the opening of a shop at the Panama Canal and an agreement with the Établissement Publique du Château de Versailles for the creation of a store at the former stables in the palace gardens. These two initiatives lay the foundations for subsequent development in Europe and Latin America, which would not have been possible without the company's fine track record at airports, museums and cultural sites in Spain.

A further focus of attention in 2003 was the audio guide service. Seven new agreements were signed with some 20 institutions to provide audio guide services on a rental basis under the division's management and supervision. Particularly noteworthy was the agreement signed in mid-2003 under which Audioguiarte directly provides audio guide services for the Cathedral-Mosque in Córdoba.

BUSINESS PERFORMANCE

Sales generated by the Palacios y Museos Division in 2003 totalled 25.60 million euro, up 2.9% in relation to 2002. This represents 4.3% of the total business of the Aldeasa Group.

The rise in travellers on low-fare airlines did not translate into growth in the number of visitors to museums, which fell by 5%, similar to the decline in visitors' purchasing power. The increase in tourism in general, however, led to very good results at the Palacios y Museos airport shops, which operate under the brand name Museum Musei.

Cultural promotions involving temporary exhibits at numerous Spanish museums and historical sites were a decisive factor in curbing the decline in foreign visitors to museums and provided impetus to the cultural visits of national, regional and local tourists.

Particularly notable were the efforts of various institutions, including the Prado Museum's monographic exhibits on Vermeer, Titian and Manet.

Sales performance
(million euro)



+2.94%
21.90
22.52
24.28
24.87
25.60
1999
2000
2001
2002
2003

Growth in sales space
(weighted square metres)



-3.37%
3,642
4,155
4,417
3,616
3,494
1999
2000
2001
2002
2003

Percentage of sales by distribution channel



2.1%
2.0%
1999
7.2%
10.9%
77.9%
2.3%
1.9%
2003
6.3%
16.4%
73.1%

	1999	2003
Shops at museums and institutions	77.9%	73.1%
Shops at airports	10.9%	16.4%
Other sales	7.2%	6.3%
Urban shops	2.1%	2.3%
International	2.0%	1.9%

PALACIOS Y MUSEOS SHOPS (2003)

MUSEUMS AND MONUMENTS	45
MUSEUMS	
Museo del Prado (Madrid)	4
Museo Nacional Centro de Arte Reina Sofía (Madrid)	4
Museo Arqueológico Nacional (Madrid)	1
Museo de América (Madrid)	1
Museo Sefardí de Toledo	1
Museo Marítimo de Bilbao	1
Instituto Valenciano de Arte Moderno (IVAM)	1
PALACES	
Palacio Real de Madrid	2
Palacio Real de Aranjuez (Madrid)	1
Palacio de El Pardo (Madrid)	1
Palacio Real de la Almudaina (Palma de Mallorca)	1
Palacio Real de La Granja (Segovia)	3
Alcázar de Segovia	1
Real Fábrica de Cristal de La Granja (Segovia)	1
MONASTERIES	
Monasterio de El Escorial (Madrid)	3
Santa Cruz del Valle de los Caídos (Madrid)	1
Monasterio de las Descalzas Reales (Madrid)	1
Monasterio de la Encarnación (Madrid)	1
Monasterio de Santa Clara (Valladolid)	1
Monasterio de las Huelgas (Burgos)	1
CATHEDRALS	
Catedral de Santiago	3
Catedral de Granada	1
Catedral de Sevilla	2
Catedral de Toledo	1
Catedral de Mallorca	1
Catedral de Málaga	1
Catedral-Mezquita de Córdoba	1
OTHER INSTITUTIONS	
Palau de la Música de Barcelona	1
Plaza de Toros de Ronda (Málaga)	1
Cueva de Nerja (Málaga)	1
Museo de Altamira (Santander)	1
INTERNATIONAL	2
Colombia. Museo del Oro (Bogotá)	1
Colombia. Museo Donación Botero (Bogotá)	1
MUSEUM MUSEI URBAN SHOP	1
Velázquez, 47 (Madrid)	1
MUSEUM MUSEI SHOPS AT AIRPORTS	7
Barajas T-1 Schengen (Madrid)	1
Barajas T-1 Non-Schengen (Madrid)	1
Barajas T-1 Non-Schengen - Jewellery shop (Madrid)	1
Barajas T-3 Northern dock (Madrid)	1
Barajas Southern dock (Madrid)	1
Son San Joan (Palma de Mallorca)	1
El Prat (Barcelona)	1
TOTAL SHOPS PALACIOS Y MUSEOS	55

PALACIOS Y MUSEOS. ART SPACE

At year-end 2003, Aldeasa's Palacios y Museos Division managed a total of 55 shops. Of these, 47 are located at museums and historical and cultural sites, both in Spain and at international enclaves, seven at airports and one in the city of Madrid – all told, 3,494 weighted square metres of shopping space.

In 2003 a series of exhibits at the Prado Museum and the marketing initiatives to promote them made a notable contribution to the growth in sales at its shops. Such outstanding exhibits as those on Manet, Vermeer and Titian led to a 25.4% increase in the number of visitors to the museum.

▶ At Aldeasa's historical and cultural sites, the launch of a new integral commercial management model deserves highlighting, as it combines the control of ticket offices, the development and promotion of shops and audio guide services.

In 2003 Toledo's Sephardi Museum, which had been closed for renovations until November, was reopened. The shops located at Seville's Real Alcázar and Museum of Beaux Arts were closed following the decision of the regional government of Andalusia to manage directly the shops at its museums.

▷ On the international side, Aldeasa continued its activity in Colombia at Bogotá's Gold Museum and the Botero Donation Museum. In 2003 the Panama Canal authority (ACP) awarded the division a five-year concession contract for a shop at one of the most visited sites in Panama: the Visitors' Centre located at the Miraflores lock. This centre receives some 350,000 tourists a year. The presence of Palacios y Museos in Panama is further evidence of the division's interest in strengthening its expansion abroad.

In 2003 the signing of the pre-agreement for the management of a shop at the gardens of Versailles marked a major advance for the division. This project, at one of the world's most important tourist enclaves, clearly underscores the international consolidation of Palacios y Museos and the recognition of the quality of its services.

Presence at airports

At year-end 2003 the shops located at Spanish airports, managed under the brand name Museum Musei, enjoyed excellent response by both international and national travellers. Sales at airports in fact generated 16.4% of the division's total turnover, and Palacios y Museos plans to reinforce this line of business in 2004.

Other businesses

Internet at the service of culture

In 2003 www.libroarte.com maintained its steady rate of growth. The turnover from sales generated by this distribution channel increased by 36% and the number of new visits to the site rose by 57.1%. It has also positioned itself as the largest internet art bookstore and one of Spain's most complete bookstores specialised in art books. In 2003 the site logged over 70,000 visits.

Impetus from Audioguiarte

Given the characteristics of this service, so different from the core activity of Palacios y Museos, at the close of 2003 the division created the company Audioguiarte Servicios Culturales, S.L. It specialises in audio guide equipment, for sale or rental, for use at any type of tourist enclave.

In 2003 the company obtained seven new contracts, including one signed in July with the Cathedral-Mosque of Córdoba. At present, Audioguiarte equipment is installed at 20 Spanish institutions.

Publishing and distribution

In addition to the normal visitors' guidebooks, the division published catalogues such as those on the painters Fernando Zóbel and Ramón Gaya, winner of the Velázquez Award for 2002. It also launched a book entitled "The Hundred Best Tapas", which has become a best seller, and a special collection of tourist guides that began the previous year with the publication of guides to Madrid and Santiago de Compostela.

On the distribution side, the temporary exhibits at the Prado Museum contributed substantially to the year's growth in sales.

MEDIA AND MARKETING INITIATIVES

Since 2001 Palacios y Museos has been promoting a loyalty programme to strengthen shoppers' average purchases through "prizes" for customers. This programme is developed through the Museum Musei card in collaboration with the Spanish Federation of Friends of Museums. It now has 2,142 members, of which 484 signed up in 2003.



LOOKING AHEAD TO 2004

Palacios y Museos faces 2004 with good expectations. One of its key goals is to expand its presence outside Spain. In line with the agreements reached in France and Panama, talks are now under way for the management of shops at various museums of international fame in Europe and Central America.

Within Spain, the consolidation of the division's business model and its expertise in the management of shops at historical and cultural sites have translated into a contract with the Fashion Museum, inaugurated at the former Contemporary Art Museum in Madrid, the integral sales management of the Maritime Museum and a new Museum Musei shop at the M-5 terminal at the Barcelona airport.







ANNUAL CORPORATE GOVERNANCE REPORT OF ALDEASA, S.A.

A. OWNERSHIP STRUCTURE

A.1. Complete the information on share capital requested below:

Date of last change	Share capital (euro)	Number of shares
7/06/2000	25,200,000	21,000,000

The share capital of Aldeasa, S.A. is currently 25,200,000 euro, consisting of 21,000,000 shares with a par value of 1.20 euro each, fully subscribed and paid.

In the event that other types of share exist, indicate below:

Type	Number of shares	Par value
–	–	–

There are no other types of share.

A.2. Provide information on the direct and indirect owners, not including directors, of significant shareholdings and their size at the close of the financial year:

Insofar as the company's shares are represented by book entries, there is no way of knowing the exact ownership structure of this stock because the company itself does not keep a registry of shareholders, except some basic data, which are mostly obtained from the X-25 form sheet that the company is authorised to request at the General Meeting of Shareholders.

In addition, the companies that acquire a significant shareholding of over 5% are required to notify the Spanish Securities Markets Commission (CNMV) of their share and are not required to report, in the event, any disinvestment. In this respect, to the company's knowledge, Altadis remains a shareholder of Aldeasa, with 34.45% of total share capital, and Sepi (Sociedad Estatal de Participaciones Industriales) also continues to be a shareholder, with a 5.06% share derived from the greenshoe not exercised at the time of the public offering. In the financial year 2003, Caja de Ahorros de Asturias (Cajastur) reported a 5% shareholding in Aldeasa, and in 2002 Bestinver declared ownership of a 5.22% stake.

At 31 December 2003 there was no information on any other shareholders holding over 5% of the share capital.

NIF or CIF	Shareholder's name or corporate name	Number of direct shares	Number of indirect shares(*)	% of total share capital
–	Altadis	7,235,000	0	34.45
–	SEPI	1,063,636	0	5.06
–	Cajastur	1,050,100	–	5.00
–	Bestinver	0	1,095,559	5.22
–	Aldeasa	396,085	–	1.89

(*) Through:

NIF or CIF	Name or corporate name	Number of direct shares
–	Acciones, Cupones Y Obligaciones Segovianas, S.A., Sicav	66,150
–	Aton Inversiones, Sicav S.A.	15,120
–	Bestinfond, Fi	427,759
–	Bestinver Bolsa, Fi	308,910
–	Bestinver Mixto, Fi	35,070
–	Bestinver Renta, Fi	26,460
–	Divalsa De Inversiones, Sicav S.A.	6,510
–	Entrecar Inversiones, Sicav S.A.	14,490
–	Eurodolar Inversion, Sicav S.A.	9,030
–	Inversiones En Bolsa Siglo XXI, Sicav S.A.	23,520
–	Linker Inversiones, Sicav, S.A.	6,930
–	Maximus Inversiones, Sicav S.A.	15,540
–	Pasgom Inversiones, Sicav S.A.	10,080
–	Pericles Inversiones, Sicav S.A.	14,910
–	Rodaon Inversiones Sicav S.A.	13,020
–	Texrenta Inversiones, Sicav, S.A.	55,020
–	Tibest Cinco, Sicav S.A.	30,240
–	Tigris Inversiones, Sicav S.A.	16,800
		TOTAL 1,095,559

Indicate the most significant movements in the shareholder structure during the year:

NIF or CIF	Shareholder's name or corporate name	Date of the transaction	Description of the transaction
–	Caja de Ahorros de Asturias	05/02/2003	Purchase of shares

Altadis is the only shareholder represented on the Board of Directors. At 31 December 2003 it had three directors on the Board.

A.3. Complete the information requested below on the members of the company's Board of Directors who own shares in the company:

NIF or CIF	Director's name or corporate name	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital
–						
–	José Fernández Olano	09/07/1996	20/06/2001	136		0.001
–	José Mª Palencia Saucedo	20/12/2000		298		0.001
–	Antonio Vázquez Romero	29/09/1997	22/11/2000	10		0.000
–	Pío Cabanillas Alonso	21/05/2003		1		0.000
–	Paula Salcedo Menéndez	21/02/2001		449		0.002
–	Juan Domínguez Hocking	29/09/1997	17/06/2002	700		0.003
–	José Riva Francos	29/09/1997	17/06/2002	2,565		0.004
–	Alfredo Nicolás Ens	29/09/1997	17/06/2002	800		0.004
	Enrique Lloves Vieira	21/04/2004		1		0.000

(*) Through:

NIF or CIF	Name or corporate name	Number of direct shares
–	–	0
	TOTAL	0

% of total share capital owned by the Board of Directors 0.015

Complete the information requested below on the members of the company's Board of Directors who own stock rights in the company:

NIF or CIF	Director's name or corporate name	Number of rights direct options	Number of rights indirect shares	Number of equivalent shares	% of total share capital
–	–	–	–	–	–

A.4. Indicate, if applicable, the relationships of a family, commercial, contractual or corporate nature that exist between the owners of significant shareholdings, insofar as they are known to the company, unless they are negligible or derive from ordinary trade relations.

NIF or CIF	Related names or corporate names	Type of relationship	Brief description
–	–	–	–

A.5. Indicate, if applicable, the relationships of a family, commercial, contractual or corporate nature that exist between the owners of significant shareholdings and the company, unless they are negligible or derive from ordinary trade relations.

NIF or CIF	Related names or corporate names	Type of relationship	Brief description
–	–	–	–

A.6. Indicate any parasocial pacts between shareholders that have been notified to the company.

NIF or CIF	Parasocial pact participants	% of share capital affected	Brief description of the pact
–	–	–	–

At 31 December 2003, Aldeasa had received no notification regarding the existence of parasocial pacts that include the regulation of the exercise of voting rights at general meetings of shareholders or that restrict or condition the free transferability of Aldeasa's shares.

Indicate, if applicable, any concerted actions existing between the company's shareholders about which the company has knowledge:

NIF or CIF	Participants in concerted action	% of share capital affected	Brief description of concerted action
–	–	–	–

The company does not know of any shareholders who own significant stakes of over 5% in the company obtained through the syndicated exercise of voting rights.

In the event that, during the year, there has been any change or break in said pacts or agreements or concerted actions, indicate expressly.

–

A.7. Indicate the existence of any individual or company that exercises or could exercise control of the company in accordance with Article 4 of the Securities Market Law:

NIF or CIF	Name or corporate name	Comments
–	–	–

No individual or company exercises or can exercise control of the company in accordance with Article 4 of the Securities Markets Law.

–

A.8. Complete the information on the company's treasury stock requested below:

On closing date of the financial year: –

Number of direct shares	Number of indirect shares (*)	% of total share capital
396,085(*)	0	1.89

(*) The company has an equity swap contract for 372,888 shares with Banco Bilbao Vizcaya Argentaria, S.A.

(*) Through:

NIF or CIF	Name or corporate name of direct owner of the shareholding	Number of direct shares
–	–	–
	TOTAL	-

Describe any significant changes, as established in Royal Decree 377/1991, made during the financial year:

Date or period	Number of direct shares	Number of indirect shares	% of total share capital
10/02/2003	3,374	0	0.00016

Results obtained in the year on treasury stock transactions	(in thousand euro)
	–

There was no sales movement in treasury stock during the year, and therefore no result was obtained since treasury stock does not receive dividends.

A.9. Provide information on the conditions and the period(s) of the authorisation(s) of the Meeting of Shareholders to the Board of Directors to carry out the acquisitions or transfers of treasury stock described in section A.8.

The agreement of the General Meeting of Shareholders of 17 June 2002 on the acquisition of treasury stock no longer being in effect, the company is authorised, for a maximum period of eighteen months, as from the date of the agreement of the General Meeting, to acquire, in any means permitted by law, through purchase or other instrument, directly or through the companies of its Group, up to one million fifty thousand (1,050,000) own shares of the controlling company, within the limits and the requisites established in Article 75 and the additional stipulation One, Point 2 of the revised text of the Spanish Companies Law, stating that:

- The sum of the par value of the shares acquired and those already owned by the company or its subsidiaries cannot at any time exceed 5% of the total share capital.
- The acquisition allows the company to provision the reserve required under Regulation 3 of Article 79 of the Spanish Companies Law, without diminishing the capital or reserves that by law or under statutory regulations are not freely disposable.
- The shares acquired are fully paid up.

The minimum and maximum price or amount established for the acquisition is, respectively, ten (10) euro per share and sixty (60) euro per share.

By virtue of the present authorisation, the Board of Directors is empowered to acquire, through a direct agreement or by the person or persons to whom the Board expressly authorises to these effects, treasury stock to be held in portfolio, to sell these shares or, if applicable, to propose to the General Meeting of Shareholders their redemption, within the legal limits and in compliance with the conditions established in this agreement.

This authorisation is granted for a maximum period of eighteen months as from the date of the present General Meeting of Shareholders and covers all treasury stock transactions carried out within its terms, without requiring further authorisation for each of the acquisitions, as well as the provisions or assignment of reserves that may be made in accordance with the Spanish Companies Law up to 1,050,000 own shares at a maximum price of 60 euro per share and minimum price of 10 euro per share.

The shares that are the purpose of the acquisition can be assigned, entirely or in part, to the compensation plan of management personnel or other employees of the company, in accordance with the provisions in the last paragraph of Article 75, Section 1, of the Spanish Companies Law, introduced under the additional stipulation Nineteen, Section 1 of Law 55/1999, dated 29 December, on tax, administrative and corporate regulatory measures.

A.10. Indicate, if applicable, any legal or statutory restrictions on the exercise of voting rights as well as any legal restrictions on the acquisition or transfer of shareholdings in the company's share capital.

There are no restrictions under the Articles of Association with respect to the exercise of voting rights or the acquisition or transfer of shareholdings in the company's share capital.

B ADMINISTRATIVE STRUCTURE OF THE COMPANY

B.1. Board of Directors

B.1.1. Indicate the maximum and minimum number of directors allowed under the articles of association:

Maximum number of directors	14
Minimum number of directors	8

B.1.2 Complete the information on the members of the Board requested below:

NIF or CIF	Director's name or corporate name	Position on the Board	Date of first appointment	Date of last appointment	Election procedure
–	José Fernández Olano	Chairman	09/07/1996	20/06/2001	Meeting
–	Miguel Calvillo Urabayen	Secretary	29/09/1997	17/06/2002	Meeting
–	José Mª Palencia Saucedo	Director	20/12/2000		Co-option
–	Antonio Vázquez Romero	Director	29/09/1997	22/11/2000	Co-option
–	Pío Cabanillas Alonso	Director	21/05/2003		Co-option
–	Paula Salcedo Menéndez	Director	20/12/2000		Co-option
–	Juan Domínguez Hocking	Director	29/09/1997	17/06/2002	Meeting
–	José Riva Francos	Director	29/09/1997	17/06/2002	Meeting
–	Alfredo Nicolás Ens	Director	29/09/1997	17/06/2002	Meeting
–	Tomás Pascual Gómez-Cuétara	Director	20/06/2003		Meeting
–	Manuel Gil de Santivañes	Director	29/09/1997	17/06/2002	Meeting
–	Juan Rizo Escosa	Director	29/09/1997	17/06/2002	Meeting
–	Enrique Lloves Vieira	Director	21/04/2004	17/06/2002	Co-option
–	Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	Director	20/06/2003		Meeting
Total number of directors		14			

Indicate the directors whose departure from the Board of Directors occurred during the period in question:

NIF or CIF	Director's name or corporate name	Date of departure
–	Eduardo Sanfrutos Gambín	21/05/2003
–	Fernando Labad Sasiaín	21/04/2004

B.1.3. Complete the information on the Board members and their status requested below:

EXECUTIVE DIRECTORS

NIF or CIF	Director's name or corporate name	Committee that proposed the appointment	Position in the company's organisational structure
–	José Fernández Olano	–	Chairman
–	Miguel Calvillo Urabayen	–	General secretary
–	José Mª Palencia Saucedo	–	General director

CORE SHAREHOLDER DIRECTORS

NIF or CIF	Director's name or corporate name	Committee that proposed the appointment	Name or corporate name of the significant shareholder whom he/she represents or that proposed the appointment	NIF or CIF Significant shareholder
–	Enrique Lloves Vieira	–	Altadis	–
–	Antonio Vázquez Romero	–	Altadis	–
–	Juan Rizo Escosa	–	Altadis	–

INDEPENDENT EXTERNAL DIRECTORS

NIF or CIF	Director's name or corporate name	Committee that proposed the appointment	Profile
–	Pio Cabanillas Alonso	Selection and Remuneration	Degree in Law, Universidad Complutense de Madrid; Master of Arts in Law and Diplomacy. Harvard University, U.S. Experience: – Government Spokesman Minister – General Manager of Group RTVE – International Relations and Development Manager of Grupo Prisa – General Manager of Sogecable – General Deputy Lawyer of The News Corporation Ltd. – Lawyer of the European Union's Directorate General of Competition
–	Juan Domínguez Hocking	–	Civil Engineer; PADE IESE Experience: – General Manager of Vallehermoso, S.A. – Manager of the Spanish Olympic Committee – Deputy General Manager of Cubiertas y MZOV, S.A.

–	Alfredo Nicolás Ens	–	Telecommunications Engineer Experience: – General Manager of Specific Dynamics Iberia, S.A. – Technical Director of Ring Master Telepho Sistems, S.A. Current post: Chief Executive Officer of Centres 2000, S.L.
–	Manuel Gil de Santivañes	–	Degree in Economics, Universidad Complutense de Madrid; Degree in Law, Universidad Complutense de Madrid; AED, IESE Universidad de Navarra Experience: – Deputy Director General of BEC – Member of the Board of Directors of Antena 3 TV – Member of the Board of Directors of Banesto Pensiones – Executive Director of Banco de Madrid – Director of the General Board of the Asociación Española de Banca Privada (AEB)
–	Tomás Pascual Gómez-Cuétara	Selection and Remuneration	Industrial engineer, Master's Degree, MIT, Massachusetts Experience: Management and administrative positions at companies of Grupo Pascual Current post: Executive Director of Teype (parent company of Grupo Pascual) and its group of companies
–	José Riva Francos	–	Degree in Architecture Experience: – Architect Current post: Deputy Chairman and Executive Director of Grupo Suardíaz
–	Paula Salcedo Menéndez	–	Degree in Economics and Business Administration, Universidad Complutense de Madrid Experience: – General Manager of Operations of Aldeasa, S.A. – Head of Technical Management Studies of Carboex, S.A. – DEICO Feasibility Studies (now Grupo ING) Current post: Independent consultant

OTHER EXTERNAL DIRECTORS

NIF or CIF	Director's name or corporate name	Committee that proposed the appointment
–	Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	Selection and Remuneration

Provide information on the reasons why they cannot be considered independent or core shareholder directors.
Company de Distribución Comercial Aeroportuaria de Canarias, S.L. is a subsidiary company of Aldeasa, S.A., which owns 60% of its capital.

Indicate the changes, if any, which have arisen in the status of each director in the period:
There has been no change in the characteristics of the directors during the period in question.

B.1.4. Indicate whether the qualifications of the directors in the point above correspond to the provisions established in the regulations of the Board.
The Regulations of the Board of Directors distinguish between executive and non-executive directors. A distinction is made between "non-executive core shareholder" directors and "non-executive non-shareholder" directors.

B.1.5. Indicate, if applicable, any powers which have been delegated to any executive director(s):

NIF or CIF	Director's name or corporate name	Brief description
–	José Fernández Olano	All those corresponding to the Board, except those powers which by law cannot be delegated

B.1.6. Provide, if applicable, the names of the Board members who hold administrative or management positions at other companies which form part of the listed company's group.

Director's NIF or CIF	Director's name or corporate name	Corporate name of the subsidiary	Corporate NIF or CIF	Position
–	José Fernández Olano	- Aldeasa Jordan Airports Duty Free Shop, Ltda	–	Chairman
		- Aldeasa Gestión, S.L.	–	Chairman
		- Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	–	Chairman
				Chairman
		- Aldeasa Internacional, S.A.	–	Chairman
		- Aldeasa-e, S.A.	–	Chairman
		- Aldeasa Aprovisionamientos, S.L.	–	Chairman
		- Aldeasa Chile, Ltda.	–	Chairman
		- Aldeasa Servicios Aeroportuarios, Ltda.	–	Chairman
–	Miguel Calvillo Urabayen	- Aldeasa Jordan Airports Duty Free Shop, Ltda	–	Director
		- Aldeasa Gestión, S.L.	–	Director
		- Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	–	Non-director secretary
		- Aldeasa Internacional, S.A.	–	Director
		- Aldeasa Aprovisionamientos, S.L.	–	Director
		- Aldeasa Chile, Ltda.	–	Director
		- Aldeasa Servicios Aeroportuarios, Ltda.	–	Director
–	José Mª Palencia Saucedo	- Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	–	Director
–		- Aldeasa-e, S.A.	–	Director
–	Juan Domínguez Hocking	- Aldeasa Gestión, S.L.	–	Director
		- Transportes y Suministros Aeroportuarios, S.A.	–	Director
–	Juan Rizo Escosa	- Aldeasa-e, S.A	–	Director
–	José Riva Francos	- Aldeasa Gestión, S.L	–	Director
–	Alfredo Nicolás Ens	- Aldeasa-e, S.A.	–	Director

B.1.7. Provide information, if applicable, on directors who have notified the company that they members of the Board of Directors of other companies listed on official securities markets in Spain, other than those of the company group:

Director's NIF or CIF	Director's Name or Corporate name	Listed company	Position
–	José Fernández Olano	Altadis and Endesa	Director
–	Juan Rizo Escosa	Logista (Grupo Altadis)	Director

B.1.8. Complete the information requested below on the total remuneration of the directors accrued during the financial year

a) At the company covered in the present report:

Remuneration item	Figures in thousand euro
Fixed remuneration	862.03332
Variable remuneration	342.83706
Travel allowance	724.5
Statutory amounts	–
Options on stock and/or other financial instruments	–
Others	–
TOTAL:	1,929.3703

Other benefits	Figures in thousand euro
Advances	–
Loans granted	–
Pension funds and plans: contributions	37.750
Pension funds and plans: commitments	–
Life insurance premiums	6.67431
Guarantees constituted by the company in favour of the director	–

b) Through the membership of the company's directors of other boards of directors and/or of senior management positions of group companies

Remuneration item	Figures in thousand euro
Fixed remuneration	–
Variable remuneration	–
Travel allowance	181
Statutory fees	–
Options on stock and/or other financial instruments	–
Others	–
TOTAL:	–

Other benefits	Figures in thousand euro
Advances	–
Loans granted	–
Pension funds and plans: contributions	–
Pension funds and plans: commitments	–
Life insurance premiums	–
Guarantees constituted by the company in favour of the directors	–

c) Total remuneration by type of director

Type of director	By company (thousand euro)	By group (thousand euro)
Executive directors	1,378.8703	146
Core shareholder directors	168	–
Independent directors	382.5	35
Other external directors	–	–
TOTAL:	1,929.3703	181

d) With respect to the profit attributed to the controlling company

Total remuneration of directors (thousand euro)	
Total remuneration directors/profit attributed to the controlling company (expressed as %)	7.5(*)

(*) Of the percentage indicated above (7.5%), 42% corresponds to directors' travel allowances

B.1.9. Provide the names of the members of the senior management who are not at the same time directors, and indicate the total remuneration accrued in their favour during the year in question:

NIF or CIF	Name or corporate name	Position
–	Juan Manuel Santos Mustieles	General Manager of Resources
–	Alfonso Calderón Yebra	General Manager of Operations
–	Eugenio Andrades Yunta	Strategy and Planning Manager
–	Juan Lozano García-Gallardo	Studies, Research and Control Manager
–	Álvaro Bellido Amorós	Technical Manager
–	Alfonso Díaz-Merediz Hevia	Human Resources Manager
–	Fernando García Caro	Financial and Economic Manager
–	Lorenzo de Benito Moreno	Purchases and Logistics Manager
–	Concepción Gálatas Rovira	Palacios y Museos Manager
–	Julio López Castaño	International Business Manager

Total senior management remuneration (thousand euro)	2,631.2792(*)

(*) The list above includes the remuneration of the members of the Management Committee; all executive directors belong to the senior management staff.

B.1.10. Indicate, if applicable, the total protection/guarantee clauses relative to dismissals or changes of control in favour of the members of the senior management, including executive directors, of the company or its group. Indicate whether these contracts must be reported to and/or approved by the organs of the company or its group.

Number of beneficiaries	5

	Board of Directors	General Meeting
Organs that authorise the clauses	X	–

	YES	NO
Is the General Meeting notified of these clauses?		X(*)

(*) The protection/guarantee clauses do not exceed two years' remuneration.

B.1.11. Indicate the procedure for establishing the remuneration of the members of the Board of Directors and the pertinent statutory clauses.

Under the Articles of Association, the Selection and Remuneration Committee proposes the directors' remuneration to the Board of Directors, as set forth in the Regulations of the Board of Directors.

B.1.12. Provide the names, if applicable, of the Board members who are in turn members of the Board of Directors or are directors of companies that hold significant shares in the listed company and/or companies of its group:

Director's NIF or CIF	Director's name or corporate name	Significant shareholder's NIF or CIF	Significant shareholder's name or corporate name	Position
–	José Fernández Olano	–	Altadis	Director

Provide information, if applicable, on any relevant relationship, other than those contemplated in the previous section, of the members of the Board of Directors who have binding relations with significant shareholders and/or group companies:

Director's NIF or CIF	Related director's name or corporate name	Significant shareholder's NIF or CIF	Significant shareholder's name or corporate name	Description of relationship
–	–	–	–	–

B.1.13. Indicate, if applicable, any changes introduced in the Board's regulations during the year.

The Board of Directors, at its meetings of 21 May 2003 and 22 October 2003, changed the Board's Regulations in terms that were reported as a relevant event to the CNMV on 27 November 2003.

B.1.14. Indicate the procedures for the appointment, re-election, evaluation and removal of board members. Provide information on the competent bodies, the steps to be taken and the criteria to be used in each of the procedures.

Appointment of directors

The directors are appointed by the General Meeting or, if applicable, by the Board of Directors, in conformity with the provisions contained in the Spanish Companies Law and in the company's Articles of Association.

The proposals for the appointment of directors, which the Board of Directors submits to the General Meeting for consideration, and the decisions regarding appointments adopted by this body, by virtue of the co-optation powers attributed to it by law, must abide by the reports prepared by the Selection and Remuneration Committee and must select persons of recognised solvency, competence and experience, as set forth in Article 5 of these Regulations with respect to the composition of the Board of Directors.

Exceptionally, the Board may decide not to take account of the Selection and Remuneration Committee's reports, but in this case it must expressly state its reasons for doing so.

The Board of Directors cannot propose or appoint for the position of a non-executive director any person who is in any way related to the company's ordinary management or who has binding ties, for family, professional or commercial reasons, with the executive directors or with other senior officers of the company.

Specifically, the following cannot be proposed or appointed non-executive directors:

— Persons who hold or have held in the two previous years senior management posts in the company.

— Direct family members of those who are or have been in the two previous years executive directors or senior officers of the company.

— Person who in the two previous years have made payments to or received payments from the company which could jeopardise their independence.

Re-election of directors

Proposals for the re-election of directors that the Board of Directors decides to submit to the General Meeting must abide by a formal preparatory process, which must necessarily include a report issued by the Selection and Remuneration Committee that will evaluate the quality of the work and dedication of the directors proposed during the previous mandate.

The Board of Directors cannot propose the re-election of non-executive directors for more than a second mandate.

The directors will exercise their position for a period of five years, without prejudice to their possible re-election. The period of five years will be calculated as from the date of the General Meeting in which the appointment is approved or that of the ratification in the event of the Board's prior designation by co-optation.

The directors designated by co-optation will exercise their post up to the date of the next General Meeting of Shareholders.

The non-executive director who terminates his/her mandate or for any other reason ceases to exercise his/her post cannot provide services at any company that competes with Aldeasa, or any company of its group, for a period of two years.

The Board of Directors, if it deems appropriate, can exempt the departing director from this obligation or shorten the length of its duration.

Departure of directors

Directors will depart from their position at the termination of the period for which they were appointed or when the General Meeting so decides, or under any circumstances provided for by law, the Articles of Association or these regulations.

B.1.15. Indicate the circumstances under which the directors are obligated to resign.

A director must submit his/her resignation to the Board of Directors and, if the Board deems opportune, he/she must formally resign in any of the following cases:

— If the director leaves the executive positions to which he/she was associated at the time of his/her appointment to the Board and, in general if the reasons for the appointment no longer exist.

— If the director is involved in any presumed incompatibility or other circumstance prohibited by law, the Articles of Association or these regulations.

— If the Board, after receiving a report from the Selection and Remuneration Committee, considers that the director has seriously infringed his/her obligations as a director or that in the interests of the company his/her resignation is deemed appropriate.

The Board of Directors will propose to the General Meeting of Shareholders the resignation of a director if he/she does not resign in the event that any of the circumstances referred to herein exist.

B.1.16. State whether the function of the chief executive of the company is entailed in the position of chairman of the board. If applicable, indicate the measures that have been taken to limit the risk of accumulating powers in a single person.

YES [X] NO

Measures to limit risk

The company's strategic decisions are taken by the Board of Directors.

B.1.17 Is an absolute majority, other than that required by law, required in any type of decision?

YES NO [X]

State how agreements are adopted by the Board of Directors, indicating at least the minimum attendance required for a quorum and the type of majority required for an agreement to be adopted.

Adoption of agreements

Description of agreement	Quorum	Type of majority
Except the majority required under Spanish Companies Law	Half plus one	Absolute majority of concurrent votes, present or represented

B.1.18. State if there are specific requirements, other than those relating to directors, governing the appointment of the chairman.

YES NO [X]

Description of the requirements

–

B.1.19. State whether the chairman has a casting vote.

YES [X] NO

Circumstances in which the casting vote applies

In the case of a tie in all circumstances

B.1.20. State whether the articles of association or regulations of the board establish an age limit for the directors.

YES NO [X]

Age limit chairman	–
Age limit executive director	–
Age limit director	–

B.1.21. State whether the articles of association or regulations of the board establish a limited mandate for independent directors.

YES [X] NO

Maximum number of years of mandate 2

B.1.22. State whether there are formal procedures for the delegation of votes in the Board of Directors. If applicable, briefly describe.

In the event that, for justified reasons, the director cannot attend the meetings to which he/she has been summoned, the director must notify the Board of the person, if applicable, on whom he/she has delegated his/her powers. Non-executive directors can only be represented by directors of the same class.

B.1.23. Indicate the number of meetings held by the board of directors during the year. Also indicate, if applicable, the number of times that the board has met without the presence of its chairman:

Number of board meetings	12
Number of board meetings at which the chairman was not present	0

Indicate the number of meetings that the board committees held during the year:

Number of meetings of the Executive Committee	1
Number of meetings of the Audit Committee	6
Number of meetings of the Selection and Remuneration Committee	5

B.1.24. Indicate whether the individual and consolidated annual accounts submitted for the approval of the board are previously certified:

YES NO [X]

The Board of Directors, which prepares the financial statements, previously receives a "letter of conformity" from the external auditors.

Provide, if applicable, the name(s) of the person(s) who certified the individual and consolidated accounts of the company for their presentation to the board:

NIF	Name	Position
–	–	–

B.1.25. Describe, if applicable, the mechanisms established by the Board of Directors to prevent the individual and consolidated accounts prepared by it from being presented at the General Meeting with qualifications in the audit report.

The company closes the individual and consolidated accounts sufficiently in advance of their preparation by the Board of Directors, which allows the review of the accounts by the external auditors to have reached, prior to the date indicated, a sufficient degree of completion, and thus the auditors, and not the company's management, are the ones who present the accounts to the Audit Committee, which meets prior to the date of the Board of Directors' meeting at which the accounts are prepared.

It is the company's policy to incorporate into the accounts any adjustments and reclassifications proposed by the external auditors as a result of their independent review of the accounts presented to them by the company.

As a reinforcement of this procedure, the company apprises the external auditors of any operation about which there are doubts concerning the proper accounting treatment at the time when the company considers the possibility of carrying out said operation.

Lastly, the company intensifies the review tasks relating to the financial statements at the provisional closing of the third quarter of the accounting year, and the external auditors provide a preliminary presentation of their conclusions regarding the closing accounts to the Audit Committee within the fourth quarter of the accounting year under review.

B.1.26. Provide information on measures taken to ensure that the information released to the securities markets is disseminated in a fair and symmetrical manner.

Within the principle of transparency that governs the company's actions on financial markets, Aldeasa establishes the appropriate means to ensure that it disseminates any information that could be relevant for investors, and it ensures that this information is correct and true, seeking to ensure that all shareholders have access to information that is substantially the same and within the same space of time.

In 2003 Aldeasa continued to develop an active policy of communication with shareholders in order to provide the greatest possible transparency and information to financial markets, and for this purpose it has a specific department in charge of relations with investors and financial analysts.

As is customary, throughout the year presentations were given for institutional investors and analysts, both in Spain and other European countries and the United States. With a view to offering better service to all shareholders, there is specific area for Investor Relations at Aldeasa's website. It gives detailed information on the annual report, the financial calendar, quarterly results, communications with the CNMV, information on stock markets, dividends, the shareholder base, the General Meeting of Shareholders and analysts' reports. The Investor Relations Department continually updates the website to report the latest company news. There is also a telephone service at 34 91 436 7059 where shareholders can request any public information on the company.

B.1.27. Is the secretary of the Board of Directors also a director?

YES [X] NO

B.1.28. Indicate, if applicable, the mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

The company studies the profile and background of the professionals (audit firms and/or investment banks) prior to their selection and hiring, paying special attention to the jobs they carry out, or may have carried out, for the target company of the transaction or its main shareholders to ascertain the existence of any conflict of interest, incompatibility or subjectivity of any type that could affect the independence of these professionals.

B.1.29. Indicate whether the auditor carries out other work for the company and/or its group other than auditing tasks and, in this case, state the amount of the fee received for this work and the percentage it represents of the total fees billed to the company and its group.

YES [X] NO

	Company	Group	Total
Amount of other work other than that relating to the audit (thousand euro)	337.410	0.406	337.816
Amount of other work other than that relating to the audit/total amount billed by the auditing firm (%)	67.07	0.00	67.07

B.1.30. Indicate the number of years that the current auditing firm has uninterruptedly performed the audit of the financial statements of the company and its group. Likewise, indicate the percentage represented by the number of years audited by the current auditing firm with respect to the total number of years in which the financial statements have been audited:

	Company	Group
Number of uninterrupted years	14	11
Number of years audited by the current auditing firm/ Number of years that the company has been audited (%)	82%	100%

B.1.31. Indicate the shareholdings of the members of the company's Board of Directors in companies which have the same, similar or complementary type of activity as that of the corporate purpose of both the company and the group, and which have been reported to the company. Likewise, indicate the positions or functions performed in this company:

Director's NIF or CIF	Director's name or corporate name	CIF of the company in question	Corporate name of the company in question	% shareholding	Position or functions
–	–	–	–	–	–

The company has received no notification of shareholdings owned by the members of the Board of Directors in companies which have the same, similar or complementary type of activity as that of the corporate purpose of the company and its group.

B.1.32. Indicate and, if applicable, provide information on whether there is a procedure under which the directors receive external assessment:

YES [X] NO

Provide information on the procedure

The Board, at the request of the Chairman or any of its members, can agree by a majority to commission, at the company's expense, the services of any legal, accounting, financial or other expert.

The matter at hand must necessarily be related to specific problems of a certain importance and complexity that arise in the course of carrying out the director's tasks, and in weighing its decision the Board must take into account whether:

a) It is necessary for the full performance of the functions entrusted to the directors.

b) Its cost is reasonable in the light of the problem's importance and of the company's assets and revenues.

c) The technical assistance sought can be adequately provided by the company's experts or technical staff.

B.1.33. Provide information on the procedure

YES [X] NO

Provide information on the procedure

Meetings must be summoned sufficiently in advance to ensure that the directors receive them no later than 48 hours before the date of the meeting. The summons must include the meeting's agenda and it will include any information in writing deemed necessary in accordance with the Board's Regulations, the law or the Articles of Association.

The calendar of ordinary meetings will be set by the Board itself prior to the start of each financial year. The calendar can be changed by agreement of the Board itself or at the Chairman's decision, who will notify the directors of the change no less than five days before the date initially set for the meeting or before the new date that replaces the previous one.

B.1.34. Indicate whether the directors of the company are covered by liability insurance:

YES [X] NO

B.2. Committees of the Board of Directors

B.2.1. List the administrative bodies

Name of the body	Number of members	Functions
Executive Committee	7	–
Audit Committee	4	–
Selection and Remuneration Committee	5	–

B.2.2. Provide information on the committees of the Board of Directors and their members.

EXECUTIVE OR DELEGATED COMMITTEE

NIF or CIF	Name	Position
–	José Fernández Olano	Chairman
–	José Mª Palencia Saucedo	Director
–	Enrique Lloves Vieira	Director
–	Pio Cabanillas Alonso	Director
–	Alfredo Nicolás Ens	Director
–	Juan Domínguez Hocking	Director
–	Miguel Calvillo Urabayen	Director and Secretary

AUDIT COMMITTEE

NIF or CIF	Name	Position
–	Manuel Gil de Santivañes	Chairman
–	Juan Rizo Escosa	Director
–	Alfredo Nicolás Ens	Director
–	Paula Salcedo Menéndez	Director

SELECTION AND REMUNERATION COMMITTEE

NIF or CIF	Name	Position
–	José Riva Francos	Chairman
–	Miguel Calvillo Urabayen	Director
–	Paula Salcedo Menéndez	Director
–	Antonio Vázquez Romero	Director
–	Tomás Pascual Gómez-Cuétara	Director

STRATEGY AND INVESTMENT COMMITTEE

NIF or CIF	Name	Position
–	–	–
–	–	–
–	–	–
–	–	–

COMMITTEE

NIF or CIF	Name	Position
–	–	–
–	–	–
–	–	–
–	–	–

B.2.3. Briefly describe the rules governing the committees' organisation and functions as well as the responsibility of each of the board's committees.

Executive Committee

The Executive Committee will hold its ordinary meetings on a fortnightly basis, and extraordinary meetings can be called when the interests of the company so advise.

The Secretary will take the minutes of the meeting and the agreements adopted, which will be read at the next meeting of the Board of Directors in full.

In those cases in which, in the judgment of the Chairman or of at least two members of the Executive Committee, the importance of the matter so advises, the agreements adopted by the Executive Committee will be submitted for ratification by the Board in full. The same will apply to those matters that the Board has referred to the Executive Committee for study, reserving the final decision on them. In all other cases, the agreements adopted by the Executive Committee within the sphere of its powers will be valid and binding and will not require the subsequent ratification by the Board in full, although at the next Board meeting after that of the Executive Committee the directors will be informed of the agreements adopted at the meeting of the Executive Committee held after the last Board meeting; the members of the Board can ask the Board Secretary to make available to them the minutes of the Executive Committee's meeting.

Audit Committee

The Audit Committee will be formed by at least three and at most five directors appointed by the Board, with a majority of non-executive directors. If deemed appropriate by the Chairman, the meetings of the Audit Committee can be attended by any member of the management of the company or its investees and their staff in general, the auditors of the company and its investees or any other person whom, in the Audit Committee's view, could be of assistance in the fulfilment of its duties.

The Committee's Chairman will be designated by the Board of Directors from among the non-executive directors, and must be replaced every four years, although he/she can be re-elected one year after holding the position. In the absence of the Chairman for any reason, he/she will be replaced by the non-executive member of the Committee provisionally designated by the Board of Directors for this purpose or, in his/her absence, by the oldest non-executive director.

The Board of Directors, at the proposal of the Chairman of the Board, will appoint the members of the Committee.

The members of the Audit Committee will resign if they cease to be directors or at the decision of the Board of Directors.

Selection and Remuneration Committee

The Selection and Remuneration Committee will be formed by at least three directors, who will be designated by the Board of Directors at the Chairman's proposal.

The Chairman can delegate the chairmanship of the Selection and Remuneration Committee on any other member of the committee.

The members of the Selection and Remuneration Committee will resign if they cease to be directors or at the decision of the Board of Directors.

B.2.4. Indicate, if applicable, the advisory or consulting powers and, if applicable, delegated powers of each of the Committees:

Committee name	Brief description
Executive Committee	- To adopt the agreements corresponding to the powers delegated on it by the Board of Directors. - To oversee and supervise the ordinary management of the company, and also to ensure the appropriate coordination of investees in their own interest and in that of the company. - To study and propose to the Board of Directors the guidelines of business strategy and corporate development, ensuring that they are put into practice. - To supervise all information, particularly of a financial nature, that is provided to shareholders and the market in general. - To deliberate on, and report to the Board of Directors, any matters relating to the following questions, regardless of whether they have been delegated by the Board: - Financial transactions of economic importance for the company. - Programme of medium-term actions. - Evaluation of the achievement of the objectives of the company's operating units.
Audit Committee	- To report at the General Meeting of Shareholders on the questions posed by the shareholders in matters within its sphere of responsibility. - To propose to the Board of Directors, for submission to the General Meeting of Shareholders, the designation of the external account auditor, referred to in Article 204 of the Spanish Companies Law, the hiring conditions, the scope of the professional mandate and, if applicable, the revocation or non-revocation of the appointment. - To ensure that the company's accounts comply with the legal requirements and the correct application of generally accepted accounting principles, with knowledge of and reporting any modification in accounting principles and criteria proposed by the management.

	- To act as a channel of communication between the Board of Directors and the external auditors, receiving information on any matter that could jeopardise their independence or any other question relating to the process of auditing the accounts as well as any other type of communication contemplated in the legislation on accounts auditing and in the technical regulations governing audits; to evaluate the results of each audit and the management team's response to their recommendations, mediating in cases where there may exist a discrepancy between the auditors and the management team with respect to the principles and criteria applicable in the preparation of financial statements. - To have knowledge of and supervise the company's auditing services and internal control systems as well as the appointment and substitution of those in charge of these tasks. - To supervise the fulfilment of the external auditor's contract, ensuring that the opinion on the financial statements and main contents of the auditor's report are written in a clear and accurate manner. - To have knowledge of the financial information process and, in particular, the issue prospectuses and periodic financial information that the company is required to provide to the markets.
Selection and Remuneration Committee	- To report the proposals for the appointment of directors. - To report the proposals for the appointment of the company's senior and general managers (up to and including the level of manager). - To approve the remuneration scales for the company's senior and general managers (up to and including the level of manager). - To approve the model contracts for senior and general managers. - To report the system for the remuneration of the chairman. - To establish the remuneration system for directors within the limits stated in the Articles of Association. - To report on incentive plans. - To prepare an annual report on the remuneration policy applied to the directors and senior and general managers in the terms stated in Article 31.3 of the Regulations. - To report the proposals for the appointment of the members of the Executive Committee and other committees of the Board of Directors. - To prepare an annual report on activities. - To prepare and keep a register of the situation of the company's directors and senior managers.

B.2.5. Indicate, if applicable, the existence of regulations governing the Board's committees, the place where they are available for consultation and any changes that may have been made during the year. Indicate as well if an annual report on the activities of each committee has been prepared.

The Board's delegated committees do not have their own regulations, and they are governed by the Regulations of the Board of Directors itself.

The Audit Committee has prepared an annual report on its activities and functions.

B.2.6. In the event that an Executive Committee exists, explain the degree of the delegation of powers and autonomy in the exercise of its functions for the adoption of agreements on the company's administration and management.

The powers delegated on the Executive Committee are all those of the Board of Directors, with the exception of the following:

– Appointment and dismissal of the directors who participate in the committees created by the Board.

– Appointment of directors in the event a position is left vacant, for any reason or cause, until the next General Meeting of Shareholders, which will appoint the necessary directors.

– Acceptance of the resignation of directors.

– Preparation of the financial statements and their presentation to the General Meeting of Shareholders.

– Organisation of the Board and the senior management of the company.

B.2.7. Indicate if the composition of the executive committee reflects the directors' participation on the board on the basis of their status:

YES NO [X]

If negative, explain the composition of the executive committee.

3 executive directors

3 non-executive non-core shareholder directors

1 non-executive core shareholder director

B.2.8. In the event that an appointments committee exists, indicate if all its members are external directors.

YES NO [X]

C RELATED OPERATIONS

C.1. Provide information on any relevant operations that entail a transfer of resources or obligations between the company or group companies and the company's significant shareholders:

Significant shareholder's NIF or CIF	Significant shareholder's name or corporate name	NIF or CIF of the company or group company	Name or corporate name of the company or group company	Nature of the operation	Type of operation	Amount (thousand euro)
–	Altadis, S.A.	–	Aldeasa, S.A.	Mercantile	Purchase of merchandise	675.56
–	Logista, S.A. (Grupo Altadis)	–	Aldeasa, S.A.	Mercantile	Purchase of merchandise	7,811.89

C.2. Provide information on any relevant operations that entail a transfer of resources or obligations between the company or group companies and the company's managers or senior officers.

NIF or CIF of manager or senior officer	Name or corporate name of manager or senior officer	NIF or CIF of the company or group company	Name or corporate name or the company or group company	Nature of the operation	Type of operation	Amount (thousand euro)
–	–	–	–	–	–	–

No relevant binding operations exist, "relevant" being understood as any operation, individual or aggregated, which exceeds 18,000 euro per manager or senior officer of the company.

C.3. Provide information on relevant operations carried out by the company with other companies that belong to the same group, if they are not eliminated in the process of preparing the consolidated financial statements and do not form part of the company's customary trade with respect to its purpose or conditions:

NIF or CIF	Corporate name of the group company	Brief description of the operation	Amount (thousand euro)
–	–	–	–

C.4. Indicate, if applicable, any situation of a conflict of interest affecting a director of the company, as established in Article 127 of the Spanish Companies Law.

NONE

C.5. Provide information on the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and its group and its directors, senior managers or significant shareholders.

Directors, as well as shareholders with significant stakes and senior officers, cannot undertake, directly or indirectly, any professional or commercial transaction with the company unless they have previously notified the company and the transaction has been authorised by the Selection and Remuneration Committee.

Directors must refrain from attending or participating in deliberations that affect affairs in which they have a personal interest.

A personal interest will also be considered to exist if the matter affects a member of the director's family to the first degree of consanguinity or a company in which he/she holds a management position or owns a significant stake.

D RISK CONTROL SYSTEMS

D.1. General description of the risk control policy of the company and/or of its group and evaluation of the risks covered by the system, including justification of the appropriateness of these systems with respect to the profile of each risk.

The core business of Aldeasa, S.A., retail sales of merchandise at airports under duty-paid and duty-free systems, is affected by changes in the three factors that make up the framework of its business and delimit the scope of its business risks.

a) Air passenger traffic
b) The concession nature of the commercial establishments in the airport environment
c) The tax framework of this activity

To mitigate these risks, the company develops diversification activities that limit the impact in the event of an adverse change in any of the factors indicated above.

With respect to the risk of unfavourable trends in the backbone of its activity, i.e. air passenger traffic, the company has a reasonable portfolio of different airports where it operates, taking into account the following aspects:

a) Mix of nationalities (origin) of the passengers
b) Mix of airport locations (destinations)
c) Mix of passenger profiles (incoming and outgoing tourism, type of business, etc.)

With respect to the management of its other business risks, the company regularly increases both the number of companies that award the concessions which it manages and the number of concessions and operations within the various tax frameworks (ordinary, tax-free, dual tax).

In addition, the company finances this expansion in the number of concessions that it runs partly through direct investment abroad, which introduces foreign exchange and institutional risks (country-risk) in the consolidated balance sheet.

Naturally, these risks are in addition to the usual ones of any business, which can be summarised as any risk capable of affecting the company's assets, both tangible and intangible, its responsibilities with respect to personnel, third parties or the environment.

D.2. Indicate the control systems for evaluating, mitigating or reducing the main risks of the company and its group.

For the evaluation of its business risks, the company applies uniform measurements of resources consumed and returns obtained on all the Group's operating units to ensure that the potential risks and expected rewards are balanced. The basic mechanism for mitigating this type of risk is described above in section D.1.

Regarding the risk entailed in the exchange rates of the different currencies in which its revenues, expenses, assets and liabilities are denominated, the company has permanent mechanisms that evaluate the consequences of currency fluctuations and it applies measures to reduce them, including extinction, of exposure to this specific risk. If the risk cannot be cancelled, the company covers it through diverse financial instruments available for this purpose.

For the evaluation and coverage of common risks, including the above-mentioned institutional risk, the company has the permanent assessment of leading world companies in risk assessment and mediation in the insurance market that collaborate on the design of its insurance programmes.

In addition the corporate areas supervise the operating areas with respect to establishing risk management mechanisms and they also provide information and control systems that ensure compliance with the objectives set.

The corporate area in charge of internal auditing programmes conducts systematic reviews of the elements identified as priority ones in the company's risk map, including annual reviews performed internally or by external experts. External advisers of recognised international prestige work on an ongoing basis with the company in the tax, accounting, information and insurable risk areas, which leaves the corporate area free to focus most of its activity on overseeing the Group's operations.

For a significant portion of the company's business, the proper development of operations is guaranteed by standardised processes that meet international quality standards.

Any action with a significant level of risk in terms of the company's balance sheet must be approved by the Board of Directors.

D.3. In the event that that any of the risks that affect the company and/or its group have arisen, indicate the circumstances which caused them and whether the established control systems worked.

The company has achieved satisfactory levels of risk reduction in its business through the diversification of its concession portfolio, with the result that:

1. The mix of passenger nationalities at airports where the company operates has mitigated the consequences of the intense decline in the number of passengers of certain nationalities (for example, the fall in German tourism to Spain) which has been allayed largely by the significant growth in the number of national and British passengers.
2. The company has eased the adverse consequences for its business derived from catastrophic events such as 11 September through operations at airports that have proven to be refuge destinations in such situations (for example, airports in the Canary Islands).
3. The mix of passenger profiles at airports where the company operates has offset the impact that the sharp loss of incoming tourism (for instance, tourism from the dollar area) could have caused had there not been neutralising factors (for example, the increase in outgoing tourism from the euro zone to the dollar zone).

The company has systematically prevented any significant impact on its assets through its policy of covering common insurable risks through insurance policies, including specific ones covering investments abroad.

D.4. Indicate whether the company has a committee or other governing body in charge of establishing and supervising the control mechanisms, and provide information on what their functions are.

The Audit Committee is the body that supervises the control mechanisms in accordance with the functions and powers conferred on it under the provisions of the Regulations of the Board of Directors.

D.5. Identify and describe the compliance procedures of the different regulations that affect the company and/or its group.

Owing to the singular nature of the company's operations within the airport retailing business, the company follows with particularly close attention the changes that may arise in the various regulatory frameworks that govern specific aspects of its operations, and the Customs and Special Taxes area of the company is in permanent contact with the pertinent EU authorities in Brussels. More specifically:

– The EU directives, regulations and norms that govern the special taxes on two of the product families with the greatest weight in the company's sales: alcoholic beverages and tobacco products.

– The EU directives, regulations and norms established in the Community Customs Code.

– The EU directives, regulations and norms in matters relating to the manufacture, presentation and sale of tobacco.

– The law on the organisation of the tobacco market, which establishes the specific framework governing retail tobacco sales in Spain.

– Customs and tax regulations in these matters in countries where the company operates.

E GENERAL MEETING

E.1. List the quorum required for the constitution of the General Meeting of Shareholders that figures in the articles of association. Describe any differences with respect to the minimum quorum contemplated in the Spanish Companies Law.

The General Meeting of Shareholders is considered validly constituted at the first call if the shareholders, present or represented, hold at least 25% of the voting stock. The Articles of Association can set a higher quorum.

At the second call, the General Meeting will be validly constituted regardless of the share capital present, unless the Articles of Association set a specific quorum, which must necessarily be lower than the one established in the articles or set by law for the first call.

For the Annual or Extraordinary General Meeting to arrive at a valid agreement on the issue of bonds, an increase or reduction in capital, the transformation, merger or spin-off of the company and in general any change in the company's Articles of Association, at the first call the shareholders present or represented must hold at least 50% of the voting stock. At the second call, attendance of 25% of voting stock will suffice.

If the General Meeting is attended by shareholders representing less than 50% of the share capital with voting rights, the agreements referred to in the previous paragraph will only be considered valid if they receive the favourable vote of at least two-thirds of those present or represented at the meeting.

E.2. Explain the system for adopting corporate agreements. Describe any differences with respect to the system contemplated in the Spanish Companies Law.

The shareholders, constituted in the duly summoned General Meeting, decide by majority vote the matters that specifically correspond to the General Meeting.

E.3. List the rights of the shareholders with respect to the general meeting that differ from those established in the Spanish Companies Law.

NONE

E.4. Indicate, if applicable, the measures adopted to promote the participation of shareholders at the general meetings.

Those legally required for calling and holding the General Meetings.

E.5. Indicate whether the post of chairman of the general meeting coincides with that of chairman of the board of directors. Describe, if applicable, what measures are adopted to guarantee the independence and correct functioning of the general meeting.

YES [X] NO

Provide information on the measures.

There are Regulations on the Organisation and Functions of the General Meeting of Shareholders.

E.6. Indicate, if applicable, any change introduced in the regulations of the general meeting during the year.

The General Meeting of Shareholders of 20 June 2003 approved the Regulations of the General Meeting

E.7. Provide the attendance figures for the general meetings held in the financial year referred to in this report.

Attendance figures

Date of General Meeting	% shareholders present	% representatives	% vote by mail	Total
20/06/2003	41.30	5.12	–	46.41

E.8. Indicate briefly the agreements adopted at the general meetings held in the financial year referred to in this report and the percentage of votes in favour of the agreements.

AGREEMENT ONE. Approval of the Financial Statements and the Management Report both of Aldeasa, Sociedad Anónima, and of its consolidated group, the proposed application of the results of Aldeasa, Sociedad Anónima, the management of the Board of Directors, together corresponding to the financial year 2002 as well as the payment of an extraordinary dividend of 0.13 euro (gross) per share charged to voluntary reserves.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT TWO. Ratification of Mr. Pío Cabanillas Alonso as a director of the Board of the company for a period of five years.

Appointment of Mr. Tomás Pascual Gómez-Cuétara and "Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L." as directors of the company for a period of five years.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT THREE. Delegation on the Board of Directors the necessary powers to increase capital up to a maximum quantity of 12,600,000 euro, with the express power to exclude the pre-emptive rights in share issues that represent the purpose of the increases, which, if applicable, are carried out by virtue of this delegation of powers, in accordance with the provisions in Articles 153.1.b) and 159.2 of the Spanish Companies Law, within the limits and under the requisites set by law, cancelling the agreement adopted at the General Meeting held on 17 June 2002 relative to the delegation of powers on the Board of Directors for the increase of capital.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT FOUR. Authorisation for the derivative acquisition of treasury stock by the company, directly or through companies of its Group, in accordance with the provisions of Article 75 of the Spanish Companies Law, delegating on the Board of Directors the powers necessary for the execution of this agreement and cancelling the agreement adopted at the General Meeting held on 17 June 2002 relative to the authorisation for the derivative acquisition of treasury stock.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT FIVE. Modification of the following articles of the Articles of Association: Article 2 (relative to the corporate purpose); Article 3 (company headquarters); Article 6 (share capital); Article 7 (shareholders' rights); Article 14 (corporate bodies); Article 15 (General Meeting of Shareholders); Article 16 (powers of the General Meeting); Article 17 (right of attendance and vote at the General Meetings); Article 18 (summons, constitution and holding of General Meetings); Article 19 (Board of Directors); Article 21 (summons, constitution and holding of the meetings of the Board of Directors); Article 22 (powers of the Board of Directors; Executive Committee); Article 23 (powers of the Chairman of the Board of Directors); Article 24 (financial year); Article 25 (financial statements); Article 26 (remuneration of administrators); Article 27 (auditing of the accounts) and Article 28 (approval of the financial statements and application of results), as well as the introduction of a new statutory precept, namely Article 22, bis) to include the regulation of the Audit Committee, establishing the composition, powers and regulations governing the workings of this committee.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT SIX. Approval of the "Regulations of the General Meeting of Shareholders".

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT SEVEN. Approval of the proposal to cancel the application of the remuneration plan for senior officers and managers of Aldeasa, S.A., which was approved at the General Meeting of Shareholders of 17 June 2002.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT EIGHT. Approval of the re-election of the auditors of the annual and consolidated financial statements for the financial year 2003.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT NINE. Approval of the proposal to extend indefinitely the Group's tax consolidation regime 39/1995, in which Aldeasa, S.A. is the controlling company.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT TEN. To empower the Board of Directors to formalise, interpret and execute the above-mentioned agreements adopted, as well as to rectify, regularise, clarify and align these agreements with respect to the meaning that may result from the Mercantile Registry's verbal and/or written indications until their definitive registration.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

AGREEMENT ELEVEN. To empower the Chairman and the Secretary of the Board of Directors, indistinctly, to carry out any actions and order any type of public or private document that may be necessary or opportune for the effective execution of the aforementioned agreements and to administer as many authorisations or procedures that may be necessary for their registration in the corresponding public registries.

Nine million seven hundred and forty-six thousand three hundred and fifty-four shares, representing 46.41% of share capital, voted in favour of the agreement.

E.9. Indicate, if applicable, the number of shares required for attendance at the General Meeting and if there are any statutory restrictions in this respect.

Shareholders with a minimum of 100 shares have the right to attend the General Meeting on the condition that they are registered in the corresponding book-entry account records at least five days prior to the date when the meeting is to be held. The shareholder must have the pertinent attendance card or certificate issued by an institution authorised to this effect.

E.10. Indicate and justify the company's policies with respect to the delegation of voting at the General Meeting.

Representation must be conferred in writing, specifically for each General Meeting, without prejudice to existing legal provisions for cases of family representation and the granting of general powers. In these cases and in the event that the shareholder delegates his/her right to attend, the shareholder can have no more than one representative at the General Meeting.

Representation can always be revoked. It will be considered revoked in the event of the shareholder's personal assistance at the General Meeting.

In the case of a public request for representation, the provisions of the Spanish Companies Law and its implementing regulations will be applied. In particular, the document with the power conferred must contain or be accompanied by the agenda as well as the request for instructions for the exercise of the voting right and the indication of how the representative will vote in the event that no precise instructions are given.

The company will propose at the next General Meeting of Shareholders the modification of its Articles of Association to adapt them to the provisions of the Law on Transparency of 17 July 2003, which modifies various articles of the Spanish Companies Law with respect to voting and the delegation of votes.

E.11. Indicate whether the company is apprised of the policy of its institutional investors with respect to their participation in the company's decisions.

YES NO [X]

Description of the policy

–

E.12. Indicate the web address and how the contents of the corporate governance report can be accessed at the company's website.

In order to offer the best possible service to all our shareholders, there is an Investor Relations section at Aldeasa's website (www.aldeasa.es). Within the Investor Relations section there is a specific area dealing with Corporate Governance where investors can find the company's Articles of Association, the regulations governing the General Meeting and the Board as well as the code of conduct and the annual corporate governance report. The Investor Relations area is continually updated to report news provided by the company.

F DEGREE TO WHICH THE GOOD GOVERNANCE RECOMMENDATIONS ARE FOLLOWED

Indicate the degree of the company's compliance with the existing recommendations of corporate governance or, if applicable, non-application of these recommendations.

In the event of non-compliance, explain the recommendations, regulations, practices or criteria applied by the company.

If the single document referred to in ORDER ECO/3722/2003, dated 26 December, is not yet available, the reference to be taken for purposes of completing this section are the recommendations of the Olivencia Report and the Aldama Report.

The Board of Directors of Aldeasa, S.A. adopted in 2003 a corporate governance system relating to the structure and functions of its corporate bodies in the interest of the company and its shareholders.

Said system of corporate governance consisted in the approval of Regulations of the General Meeting of Shareholders, as well as changes in the Regulations of the Board of Directors and in the Regulations on Conduct on Securities Markets.

1. Audit Committee

Although the company had an Audit Committee, at the General Meeting of Shareholders on 20 June 2003 the necessary statutory changes were introduced, following the entry into force of Law 44/2002, dated 22 November, on reform measures of the financial system, which established the regulations on the composition and functions of said committee. Likewise, the corresponding changes were made in the Regulations of the Board of Directors.

2. Duties of directors

In the exercise of his/her functions, the director will be guided by the diligence of an orderly business person and loyal representative, specifically with the obligation to:

- Be informed of and properly prepare the meetings of the Board, delegated meetings and committees to which he/she belongs.
- Attend the meetings of the corporate bodies of which he/she forms part and participate actively in the deliberations in such a way that his/her criterion contributes effectively to the decision-making process. In the event that, for justified reasons, the director is unable to attend the meetings to which he/she has been summoned, he/she must notify the Board of the person who will represent him/her. Non-executive directors must be represented by directors of the same class.
- Call a meeting of the corporate bodies to which the director belongs whenever he/she deems opportune from the standpoint of corporate interest, proposing the appropriate items of the agenda.
- Carry out any specific task at the behest of the Board of Directors that reasonably falls within the sphere of his/her commitment to the company.

3. Executive Chairman

Among the different models of administration contemplated in the recommendations in matters of corporate governance, Aldeasa, S.A. uses the model of executive chairman, in which the Chairman of the Board of Directors is the chief executive of the company.

The Chairman of the Board presides over all the company's governing and administrative bodies that correspond to him/her by law, the Articles of Association and the agreements of the General Meeting of Shareholders and of the Board of Directors, and the Chairman also executes the agreements of the Board and Executive Committee, which he/she has broad and permanent powers to represent and where he/she has the casting vote in the event of a tie vote.

The Chairman of the Board of Directors, who to all effects and purposes will be considered the Chairman of the company, is empowered to:

– Promote the governance of the company and of its investees in accordance with the decisions and criteria set by the General Meeting and the Board of Directors within the framework of their respective spheres of responsibility, direct the functions of the Board, seeking to ensure that adequate information is available to the members, and act as the company's institutional representative before public and private organisations.
– Preside at the General Meeting of Shareholders, direct its discussions and deliberations, organise the speaking turns of shareholders and even set the time allowed to each speaker in order to ensure that the discussion transpires in an orderly manner and, in general, to safeguard compliance with the Regulations of the Organisation and Functions of the General Meeting.
– Preside over and prepare the agenda of the meetings of the Board of Directors, the Executive Committee and other committees and commissions over which he/she presides, directing the discussions and deliberations.
– Safeguard compliance with the Articles of Association and the agreements adopted by corporate bodies, authorising with his/her signature the minutes of the meetings and certifications.
– Represent the company in all respects, meeting, if applicable, with the executive directors and senior officers to follow up the affairs and business relating to the company and its investees.
– Take, in the event of an urgent matter that does allow time to call a General Meeting or a meeting of the Board or Executive Committee, any measures indispensable to ensure that the company's interests are safe, meeting immediately thereafter with the corporate bodies to report the event to them.
– Hold any other powers attributable by law or by the Articles of Association.

4. Age limit of directors

There is no limit on the age of the company's directors.

5. Conflicts of interest

The Regulations of the Board of Directors establish that the director must refrain from attending or participating in deliberations that affect affairs in which he/she is has a personal interest.

A personal interest will also be considered to exist if the matter affects a member of the director's family to the first degree of consanguinity or a company in which he/she holds a management position or owns a significant stake.

The director, like a shareholder with a significant stake, cannot undertake, directly or indirectly, any professional or commercial transaction with the company unless he/she has previously notified the company and the transaction has been authorised by the Selection and Remuneration Committee.

6. Investor relations

Under the principle of transparency that governs the company's actions on financial markets, Aldeasa establishes the appropriate means to ensure that it disseminates any information that could be relevant for investors, and it ensures that this information is correct and true, seeking to ensure that all shareholders have access to information that is substantially the same and within the same space of time.

In 2003 Aldeasa continued to pursue an active policy of communications with shareholders in order to provide the greatest possible transparency and information to financial markets, and for this purpose it has a department specialised in relations with investors and financial analysts.

As is customary, throughout the year presentations were given for institutional investors and analysts, both in Spain and other European countries and the United States. With a view to offering better service to all shareholders, there is specific area for Investor Relations at Aldeasa's website. It gives detailed information on the annual report, the financial calendar, quarterly results, communications with the CNMV, information on stock markets, dividends, the shareholder base, the General Meeting of Shareholders and analysts' reports. The Investor Relations Department continually updates the website to report the latest company news. There is also a telephone service at 34 91 436 7059 where shareholders can request any public information on the company.

7. Updating of Aldeasa, S.A.'s norms of corporate governance

The company is attentive to any new norms in matters of corporate governance in order to ensure that they are reviewed and duly included in the corporate governance norms of Aldeasa, S.A.

G OTHER INFORMATION OF INTEREST

If you consider that there is any other relevant principle or feature relative to the corporate governance practices applied by your company that is not dealt with in this report, list and describe any such matters below.

You can include in this section any other information, clarification or explanation relating to the preceding sections of the report as long as they are relevant and not repetitive.

Specifically, indicate whether the company is subject to legislation other than Spanish laws in matters relating to corporate governance and, if applicable, include any information that the company is required to provide but which differs from that required in this report.

Subject to Spanish legislation only

Significant events reported to the CNMV in the financial year 2003

Date of registration	Registry number	CONTENTS
30/01/2003	13679	– Announcement of coupon and dividend payment
03/02/2003	13700	– Other communications
03/02/2003	13701	– Other communications
24/02/2003	40043	– Summary of results of issuer companies
24/02/2003	13820	– Information on results of issuer companies
24/02/2003	13821	– Information on results of issuer companies
24/02/2003	13822	– Information on results of issuer companies
18/03/2003	40675	– Audit Committee Law 44/2002
29/04/2003	14207	– Announcement of coupon and dividend payment
13/05/2003	41865	– Summary of results of issuer companies
13/05/2003	14345	– Information on results of issuer companies
13/05/2003	14346	– Information on results of issuer companies – Presentations of the company
13/05/2003	14347	– Information on results of issuer companies
22/05/2003	42132	– Changes in the Board and other governing bodies
27/05/2003	42228	– Increases and reductions in share capital – Changes in the Articles of Association – Announcement of summons and agreements of the General Meeting – Regulations of the General Meeting
27/05/2003	42230	– Announcement of summons and agreements of the General Meeting
20/06/2003	42786	– Changes in the Articles of Association – Announcement of summons and agreements of the General Meeting – Regulations of the General Meeting
20/06/2003	14563	– Presentations of the company
24/06/2003	42851	– Changes in the Board and other governing bodies – Announcement of summons and agreements of the General Meeting
26/06/2003	14610	– Announcement of coupon and dividend payment

01/07/2003	43021	– Other significant events
01/07/2003	43022	– Regulations of the General Meeting of Shareholders
01/07/2003	43023	– Regulations of the Board of Directors
01/07/2003	43024	– Internal Code of Conduct
28/08/2003	44247	– Summary of results of issuer companies
28/08/2003	15034	– Information on results of issuer companies
28/08/2003	15035	– Information on results of issuer companies – Presentations of the company
28/08/2003	15036	– Information on results of issuer companies
26/09/2003	15163	– Announcement of coupon and dividend payment
31/10/2003	15354	– Other communications
06/11/2003	45655	– Summary of results of issuer companies
06/11/2003	15386	– Information on results of issuer companies
06/11/2003	15387	– Information on results of issuer companies – Information on results of issuer companies
06/11/2003	15388	– Presentations of the company
28/11/2003	46096	– Changes in the Articles of Association

This annual report on corporate governance was approved by the Board of Directors of the company at its meeting of 21 April 2004.

Indicate the directors who voted against or abstained from voting with respect to the approval of this report.



Annual Accounts

ALDEASA, S.A. AND DEPENDENT COMPANIES

ALDEASA, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (EUROS)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	2003	2002
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	25,125	-
FIXED AND OTHER NONCURRENT ASSETS		
Start-up expenses (Note 5)	1,711,641	2,603,983
Intangible assets (Note 6)	7,389,765	8,157,736
Tangible fixed assets (Note 7)	68,576,476	75,063,358
Long-term investments (Note 8)	9,122,666	11,075,301
Investments accounted for by the equity method	2,521,320	1,932,284
Other long-term investments	6,786,651	10,330,531
Long-term guarantees	707,106	1,621,246
Allowances	(892,411)	(2,808,760)
Treasury stock (Note 4-m)	380,265	333,129
TOTAL FIXED AND OTHER NONCURRENT ASSETS	87,180,813	97,233,507
CONSOLIDATION GOODWILL (Note 9)	46,411,463	51,980,839
DEFERRED CHARGES (Note 4-c)	62,089	141,593
CURRENT ASSETS		
Inventories (Note 10)	72,541,992	74,059,675
Accounts receivable	21,721,262	19,696,229
Trade receivables	15,429,676	12,918,583
Receivable from associated companies (Note 12)	26,652	31,995
Sundry accounts receivable	1,844,156	2,694,980
Employee receivables	536,110	632,608
Taxes receivable (Note 17)	4,659,912	4,176,629
Allowances	(775,244)	(758,566)
Short-term investments (Note 11)	31,698,298	22,790,105
Cash	17,623,083	15,474,657
Accrual accounts	1,864,933	2,129,203
TOTAL CURRENT ASSETS	145,449,568	134,149,869
TOTAL ASSETS	279,129,058	283,505,808

SHAREHOLDERS' EQUITY AND LIABILITIES	2003	2002
SHAREHOLDERS' EQUITY (Notes 3 and 13):		
Capital stock	25,200,000	25,200,000
Additional paid-in capital	49,422,505	49,422,505
Revaluation reserve Royal Decree 7/1996	3,231,660	3,231,660
Other reserves of the Parent Company	83,517,722	74,999,306
Legal reserve	5,151,533	5,151,533
Reserve for treasury stock	380,265	333,129
Other reserves	77,985,924	69,514,644
Reserves at fully consolidated companies	1,615,511	6,078,833
Reserves at companies accounted for by the equity method	436,987	155,322
Translation differences	(8,747,024)	(3,774,246)
Income for the year attributed to the Parent Company	28,560,081	22,112,102
Interim dividend	(3,502,563)	(3,505,339)
TOTAL SHAREHOLDERS' EQUITY	179,734,879	173,920,143
MINORITY INTERESTS (Note 14)	3,155,737	2,733,616
PROVISIONS FOR CONTINGENCIES AND EXPENSES		
Provision for pensions and similar obligations	187,383	129,505
Reversion reserve (Note 7)	3,308,130	3,391,652
TOTAL PROVISIONS FOR CONTINGENCIES AND EXPENSES	3,495,513	3,521,157
LONG-TERM DEBT		
Uncalled capital payments payable (Note 8)	-	1,352,698
Payable to credit institutions (Note 15)	9,661,996	17,377,963
Other payables	178,729	92,956
TOTAL LONG-TERM DEBT	9,840,725	18,823,617
CURRENT LIABILITIES		
Payable to credit institutions (Note 15)	7,714,885	6,718,321
Payable to associated companies (Note 12)	-	413,703
Trade accounts payable	43,704,838	43,676,387
Nontrade payables (Note 16)	12,120,618	17,841,584
Other nontrade payables	19,242,861	15,732,998
Payable to public authorities (Note 17)	16,513,069	11,811,062
Compensation payable	2,713,085	3,135,183
Other payables	16,707	786,753
Accrual accounts	119,002	124,282
TOTAL CURRENT LIABILITIES	82,902,204	84,507,275
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	279,129,058	283,505,808

The accompanying notes 1 to 22 are an integral part of these consolidated balance sheets.

ALDEASA, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (EUROS)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2003	2002
EXPENSES		
Cost of merchandise sold (Note 4-p)	311,113,700	294,173,673
Personnel expenses		
Wages, salaries and similar expenses	53,290,325	50,049,767
Employee welfare expenses	12,883,285	12,007,019
	66,173,610	62,056,786
Depreciation and amortization expense	13,709,524	13,400,147
Variation in operating allowances	632,020	793,103
Other operating expenses		
Outside services (Note 19)	160,433,934	157,326,744
Taxes other than income tax	517,782	558,733
Provision to the reversion reserve (Note 7)	1,801,060	1,960,476
Operating income	46,318,992	41,382,895
Exchange losses	1,842,757	2,345,232
Other financial expenses	1,000,441	685,666
Variation in investment valuation allowances	(1,946,673)	2,157,498
Financial income	2,085,252	-
Amortization of consolidation goodwill (Note 9)	5,569,376	5,569,376
Income from ordinary activities	43,423,904	34,929,153
Extraordinary expenses (Note 19)	2,192,724	4,082,120
Prior years' expenses and losses	727,486	1,697,389
Consolidated income before taxes	41,340,174	30,640,072
Corporate income tax (Note 17)	11,911,319	8,316,725
Income attributed to minority interests	868,774	211,245
Income for the year attributed to the Parent Company	28,560,081	22,112,102

CREDIT	Ejercicio 2003	Ejercicio 2002
REVENUES		
Net revenues (Note 19)		
Sales	582.926.142	557.830.300
Services	15.825.553	13.425.985
	598.751.695	571.256.285
Other operating revenues	64.345	72.672
Excess reversion reserve (Note 7)	1.884.582	323.600
	1.948.927	396.272
Revenues from other marketable debt securities (Note 4-i)	1.058.859	766.449
Other interest and similar revenues	645.742	749.774
Exchange gains	1.277.176	2.252.642
Financial loss	-	1.419.531
Amortization of negative consolidation goodwill (Note 9)	-	253.502
Income of companies accounted for by the equity method (Note 8)	589.036	281.663
Extraordinary revenues (Note 19)	344.788	878.586
Prior years' revenues and income	491.692	611.842
Extraordinary loss	2.083.730	4.289.081

The accompanying notes 1 to 22 are an integral part of these consolidated statements of income.

1. COMPANY DESCRIPTION AND MAIN ACTIVITIES OF THE CONSOLIDATED COMPANIES

Aldeasa, S.A. was incorporated in 1974 with a capital stock of Ptas. 50 million. Through September 29, 1997, when a public offering was launched for the sale of its shares, Aldeasa, S.A.'s main shareholder was the Spanish State, which exercised control over the Company through the Directorate-General of State Property.

The corporate purpose of Aldeasa, S.A., per its bylaws, is as follows:

1. The promotion, installation, erection and operation of all kinds of general warehouses, break bulk centers, bonded warehouses, customs clearance warehouses and dispatch centers and, in general, the carrying out of all kinds of activities involving the custody, loading, unloading and packaging of goods.
2. The construction, operation and management, for its own account and for the account of others, of retail shops for the sale of duty-free, duty-relieved and duty-paid articles of all kinds.
3. The wholesale purchase, sale and intermediation of duty-free, duty-relieved and duty-paid goods and merchandise of all kinds.
4. Participation in all kinds of legal entities engaging in the promotion, construction, installation, management and operation of airports, ports and all kinds of logistic centers.
5. The performance of activities specific to a publishing company in the widest sense and those relating to graphic arts, printing, binding, distribution and sale of all kinds of books, brochures, newspapers, magazines and publications.
6. The performance of all kinds of cultural, recreational and leisure programs and activities, including the organization of trips, the development of shows and productions and, exceptionally, the complete management and operation of centers or areas of an historical or artistic nature or relating in any way to culture and leisure.

The activities composing the Company's corporate purpose may be wholly or partially performed by the Company, both in Spain and abroad, through the formation of or the ownership of equity investments in other companies and entities with the same or a similar corporate purpose.

As of December 31, 2003 and 2002, the consolidated companies had duty-free shops and, in Spain and Portugal, mixed tax regime shops operating under the name of "Travel Value & Duty Free," as well as duty-paid shops. These shops are located at various Spanish and foreign airports, as shown in the following table:

D Establishments located in Spain

Airoport	Travel Value & Duty Free Shops	Duty Paid Shops	Total Shops at 12/31/03	Total Shops at 12/31/02
Madrid	40	6	46	47
Barcelona	11	4	15	15
Valencia	1	5	6	5
Seville	1	-	1	1
Santiago de Compostela	2	-	2	2
Bilbao	1	-	1	1
Málaga	4	3	7	8
Palma de Mallorca	11	-	11	12
Alicante	4	2	6	5
Ibiza	2	1	3	3
Gerona	1	-	1	1
Mahón	1	-	1	2
Reus	1	-	1	1
Almería	1	-	1	1
Jerez	1	-	1	1
Las Palmas de Gran Canaria	-	8	8	11
Tenerife	-	13	13	12
Fuerteventura	-	4	4	4
Lanzarote	-	3	3	7
La Palma	-	2	2	2
Total	**82**	**51**	**133**	**141**

In 2003 Sociedad de Distribución Aeroportuaria de Canarias, S.L. closed most of its catering premises and also reorganized its range of services at the Lanzarote and Las Palmas de Gran Canaria airports to prevent the overlapping of services caused by the integration of the lines of business contributed by the shareholders in 2001.

D Establishments located abroad

Airport	Country	Duty Free Shops (f)	Duty Paid Shops	Total Shops 12/31/03	Total Shops 12/31/02
Lisbon [b]	Portugal	1	1	2	2
Porto [b]	Portugal	1	-	1	1
Faro [b]	Portugal	1	-	1	1
Madeira [b]	Portugal	1	-	1	2
Lima [b]	Peru	3	1	4	4
Iquitos [b]	Peru	-	1	1	1
Cuzco [b]	Peru	-	1	1	1
Santiago de Chile [a]	Chile	4	7	11	10
Arica [a]	Chile	1	-	1	1
Concepción [a]	Chile	-	1	1	1
Cozumel [c]	Mexico	2	-	2	2
Cartagena de Indias [d]	Colombia	1	1	2	2
Barranquilla [d]	Colombia	1	1	2	2
Amman [e]	Jordan	3	-	3	3
Marka [e]	Jordan	1	-	1	1
Aqaba [e]	Jordan	1	-	1	1
Isla de Sal [g]	Cape Verde	1	-	1	1
Cancún [c]	Mexico	3	-	3	3
Mérida [c]	Mexico	1	-	1	1
Total		**26**	**14**	**40**	**40**

(a) Owned by the subsidiary Aldeasa Chile, S.A.

(b) These establishments are owned by the Parent Company's branch in the country indicated. The financial statements of these branches are included in those of Aldeasa, S.A. and Subsidiaries and form part of the consolidated financial statements of as of December 31, 2003 and 2002.

(c) Owned by Aldeasa México, S.A. de C.V.

(d) Owned by Aldeasa Colombia, Ltda.

(e) Owned by Jordan Airports Duty Free Shops, Ltda.

(f) In Portugal Travel Value & Duty Free.

(g) Owned by Aldeasa Cabo Verde, S.A.

The Parent Company operates several shops under concession selling gifts and cultural items in palaces, museums, cathedrals and theme parks. Since 1995 the consolidated companies have also been operating various city shops which sell products of this type. As of December 31, 2003, there were 45 shops located in 33 cultural areas. In addition, three city shops are operated in Spain and two in Bogotá, in the Museo del Oro and the Museo Botero, owned by the consolidated company Aldeasa Colombia, Ltda.

In 2001 the Parent Company was awarded the contract for the operation of a shop through its branch at Copenhagen airport (Denmark). On July 5, 2002, this branch ceased operations and, accordingly, it was liquidated at the end of 2002.

The Parent Company had a branch in Venezuela which operated the duty-free shops at the Simón Bolívar international airport, under the authorization granted by the Ministry of Finance to Fundación Niño. The contract term, which was originally from December 16, 1996, through December 18, 2001, was extended by three months. When this contract expired, Fundación Niño launched a call for tenders in which the Company participated prudently in view of the foreseeable operational and financial risks. Consequently, on May 21, 2002, this branch ceased operations and was therefore liquidated at the end of 2002. The bid tendered by the Group was not successful. Consequently, on May 21, 2002, this branch ceased operations and was therefore liquidated at the end of 2002. The losses arising from the closure of these branches were recorded under the "Extraordinary Expenses" caption in the accompanying consolidated statement of income as of December 31, 2002.

Pursuant to Directive 91/680/EEC, on June 30, 1999, the authorization to sell duty-free items to travelers within the EU was abolished. Since July 1, 1999, the Parent Company and its branch in the European Union have operated a dual sales system (applying the related tax regime based on the destination of the traveler) at all the shops located in the geographical area affected by the aforementioned abolition. These shops are commercially known as Travel Value & Duty Free.

In 2000 the Parent Company, through its wholly-owned investee Studio Stores, S.A., entered into an agreement with Warner Entertainment Company under which the latter granted it a license for the exclusive operation of the Warner Bros shops in Spain and Portugal through January 31, 2002, and the preferential right to open new shops through January 31, 2009. On November 5, 2003, the Company entered into an agreement with Warner Bros to discontinue the operation of these shops, and November 30, 2004, is the deadline for closing the last retail outlet selling Warner products.

On February 28, 2000, Aeropuertos Españoles y Navegación Aérea (AENA) awarded the contract for the construction and operation of the future Passenger Services Center at Madrid-Barajas airport for a 24-year period to the consortium comprising Transportes y Suministros Aeroportuarios, S.A. (a newly-formed company whose sole shareholder is the Parent Company), the hotel group Diana, Prosacyr, S.A. and Greco, S.L. On May 27, 2002, due to changes to the initial plan as a result of the new data incorporated on the expansion of the airport, at the consortium's request AENA agreed to annul the award, with the parties waiving any rights to indemnity.

On October 21, 2003, the Board of Directors of AENA resolved to extend the term of the concessions in force in the Madrid-Barajas airport for the operation of the outlets located in the existing terminals (T1, T2, and T3), as well as those located in the New Air Terminal (T4 and the Satellite Terminal) through December 31, 2012.

On December 31, 2003, the Parent Company and ANA Aeroportos de Portugal, S.A. signed a memorandum of understanding for the joint management of commercial premises located in the Faro, Lisbon and Porto airports. These commercial operations will foreseeably be carried on through the formation of a joint venture by the two companies, owned 55% by ANA and 45% by the Parent Company.

In view of the business activity carried on by the Group, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

The subsidiaries and associated companies as of December 31, 2003, and 2002, and the salient data thereon, are as follows:

Name	Location	Line of Business	% of Ownership	
			12/31/03	12/31/02
Subsidiaries:				
Aldeasa Colombia, Ltda.	Colombia	Tiendas libres de impuestos	100	100
Aldeasa Gestión, S.L.	Madrid	Promotion, installation, erection, construction and operation of general warehouses and loading centers	100	100
Aldeasa Internacional, S.A.	Madrid	Holding and realization of financial assets	100	100
Aldeasa Chile, Limitada.	Chile	Operation of retail outlets selling articles of all kinds	100	100
Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	Las Palmas	Retailer	60	60
Aldeasa México, S.A. de C.V.	Mexico	Retailer	99.99	99.99
Foodlasa, S.L.	Madrid	Catering	50	50
Transportes y Suministros Aeroportuarios, S.A.	Madrid	Inactive	100	100
Studio Stores, S.A.	Madrid	Management of Warner franchise	100	100
Ciro Holding, S.A.	Switzerland	Holding company	100	100
Jordan Airtport Duty Free Shop, Ltd.	Jordan	Airport retail distribution	100	100
Aldeasa-e, S.A.	Madrid	Inactive	100	100
Aldeasa Aprovisionamientos, S.L.	Madrid	Inactive	100	100
Prestadora de Servicios en Aeropuertos, S.A. de C.V.	Mexico	Services	100	100
Aldeasa Cabo Verde, S.A.	Cape Verde	Retailer	100	100
Panalboa, S.A.	Panama	Marketing of all manner of consumer and investment articles.	80	-
Audioguiarte Servicios Culturales, S.L.	Madrid	Organization of historical, artistic and cultural events	100	-
Aldeasa Servicios Aeroportuarios Limitada	Chile	Operation of retail outlets selling articles of all kinds	99.99	-
Associated companies:				
Estación Aduanera de Zaragoza, S.A.	Zaragoza	Logistics	31.26	31.26
Sociedad de Inversión y Gestión de Mercancías, S.A.	Madrid	Commercial activities	50	50
Souk Al Mouhajir, S.A.	Morocco	Duty-free shops	35.85	35.85
Creuers del Port de Barcelona, S.A.	Barcelona	Commercial activities	23	23
Lanzarote de Cultura y Ocio, S.A.	Lanzarote	Leisure	30	30

The subsidiaries' financial statements used for consolidation purposes are as of December 31, 2003 and 2002, respectively.

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a. True and fair view. These consolidated financial statements as of December 31, 2003 and 2002, were prepared from the accounting records of Aldeasa, S.A. and of its subsidiaries and associated companies (listed in Note 1).

The accompanying consolidated financial statements, which were prepared by the directors of Aldeasa, S.A., and the individual financial statements of Aldeasa, S.A. and of its subsidiaries, will be submitted for approval by the respective Shareholders' Meetings, and it is considered that they will be approved without any changes. The financial statements of Aldeasa, S.A. and of its subsidiaries as of December 31, 2002, were approved by their respective Shareholders' Meetings within the legally stipulated period.

b. Basis of consolidation

1. The companies over which Aldeasa, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; the multigroup companies managed jointly with third parties were proportionally consolidated; and the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties were accounted for, where appropriate, by the equity method (see Note 8).
2. The assets and liabilities in the balance sheets and the revenues and expenses in the income statements of the Group companies were valued using uniform methods in accordance with the accounting principles and valuation standards described in Note 4. Where any Group company had applied methods not consistent with those applied by the Parent Company, the required uniformity adjustments were performed.
3. The equity of third parties in the capital, reserves and results of fully consolidated companies are recorded under the "Minority Interests" caption in the accompanying consolidated balance sheets. The balance of the "Income Attributed to Minority Interests" caption in the consolidated statements of income reflect the amount of the equity of minority interests in the results for each year.
4. All material accounts and transactions between the consolidated companies were eliminated in consolidation.
5. In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the accounts of the Parent Company, since it is considered that no transfers of reserves not taxed at source will be made and that such reserves will be used as self-financing resources by each consolidated subsidiary.

c. Changes in the scope of consolidation. On December 12, 2003, the Parent Company formed the subsidiary Audioguiarte Servicios Culturales, S.L., whose corporate purpose is the provision of services and the organization of events of a historical, artistic and cultural nature.

Panalboa, S.A., which is 80%-owned by the Parent Company, was formed on October 7, 2003. This Group company submitted the successful bid for the commercial operation under a concession of a souvenir shop with authorized products from the Panama Canal in the new Miraflores visitor center for a period of five years, and of another shop in the Panama Canal Museum.

Likewise, Aldeasa Servicios Aeroportuarios Limitada (Chile) was formed in 2003 and its corporate purpose is the participation in invitations to tender for the operation of duty-free shops in Santiago de Chile airport.

In addition, in 2003 the consolidated company Aldeasa Chile, S.A. became a limited liability company and accordingly, changed its business name to Aldeasa Chile Limitada.

In 2002 Aldeasa México S.A. de C.V. increased capital by €32,526, which was subscribed in full by the Parent Company through the nonmonetary contribution of Comercializadora de Productos en Aeropuertos, S.A. de C.V.. On July 15, 2002, the Special Shareholders' Meetings of Aldeasa México, S.A. de C.V. and Comercializadora de Productos en Aeropuertos, S.A. de C.V. resolved to merge the, with the post-merger company keeping the name of Aldeasa México, S.A. de C.V. Subsequently, the Parent Company subscribed to a new capital increase carried out by Aldeasa México, S.A. de C.V. for €3,348,645 through the conversion of loans granted in prior years into capital.

On May 10, 2002, Aldeasa, S.A. acquired a 45% holding in Foodlasa, S.L. from Corporación Agrolimen, S.A. and subsequently sold 50% of this company's shares to Compass Group Holdings Spain, S.L. Accordingly, as of December 31, 2003, the Parent Company had a 50% holding in this company and was jointly managing it and, accordingly, this investee is deemed to be a multigroup company.

3. DISTRIBUTION OF INCOME

The distribution of the 2003 income of Aldeasa, S.A. proposed by the Parent Company's directors is as follows:

	EUROS
DISTRIBUTION BASIS:	
2003 income of Aldeasa, S.A.	19,986,894
DISTRIBUTION:	
To voluntary reserves	36,894
Dividends	19,950,000
	19,986,894

The distribution of the Parent Company's income for the year ended December 31, 2002, is presented with the detail of the variations in equity in Note 13.

On September 24, 2003, the Parent Company's directors approved the payment of an interim dividend out of 2003 income totaling €3,502,563 (€0.167 gross per share on each of the shares not included in the Parent Company's treasury stock). The related provisional liquidity statement is as follows:

Liquidity Statement	THOUSANDS OF EUROS
Net funds at 08/31/03	43,802
Collections in the period from 09/01/03 to 2/28/04	237,001
Payments in the period from 09/01/03 to 02/29/04	(262,322)
Final net funds at 02/28/04	**18,481**

4. VALUATION STANDARDS

The main valuation methods used in preparing these consolidated financial statements were as follows:

a. Translation methods (year-end exchange rate method). The financial statements of the subsidiaries and associated companies and those of the Parent Company's branch in Peru were translated to euros at the year-end (December 31, 2003 and 2002) exchange rates, except for:

1. Capital and reserves, which were translated at historical exchange rates.
2. Income-statement accounts, which were translated at the average exchange rates for the related year.

The exchange differences arising as a result of application of this translation method are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheets.

b. Start-up expense. Start-up expenses, which comprise basically the expenses incurred in the entry into operation of newly opened outlets, are recorded at the costs incurred, net of the related accumulated amortization (see Note 5). This account also includes the expenses incurred in the successive capital increases and in the admission to stock market listing in 1997 (see Note 13).

The consolidated companies amortize these expenses at an annual rate of 20%, based on the date on which the related outlet effectively commenced operations.

c. Intangible assets. Research and development expenses, which relate to expenses incurred in studies and projects, are recorded at the costs incurred. The Group amortizes these expenses over five years.

The "Intellectual Property" account is charged for the amounts paid for the acquisition of title to or the right to use these items, or for the expenses incurred in registration of the proprietary rights developed by the Company, and the account balance is amortized on a straight-line basis at an annual rate of 20%.

The "Leasehold Assignment Rights" account includes mainly the amounts paid for leasehold assignment and surface rights, which are amortized on a systematic basis over ten years.

The amounts paid for the acquisition of the licenses to use several computer programs are recorded under the "Computer Software" caption. The Group amortizes these items at an annual rate of 20%.

The rights under financial lease contracts are recorded as intangible assets at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under financial lease contracts are amortized using the same methods as those used to depreciate tangible fixed assets.

The "Other Tangible Fixed Assets" account includes mainly the costs of product development projects, which are carried at acquisition cost. These costs had been amortized in full as of December 31, 2003.

The amounts relating to intangible assets in progress are recorded at the costs incurred and are transferred to the related fixed asset accounts once the projects have been completed and there are sound reasons to expect their economic and commercial profitability. The costs incurred in projects whose future viability is uncertain are written off.

d. Tangible fixed assets. Tangible fixed assets owned by the Parent Company and its subsidiary Aldeasa Gestión, S.L. are carried at cost revalued pursuant to the applicable enabling legislation, including Royal Decree-Law 7/1996 (see Notes 7 and 13). Period upkeep and maintenance expenses are expensed currently.

The consolidated companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful life
Structures (*)	25 – 50
Machinery and plant	10 - 12.5
Furniture	5 - 10
Computer hardware	4 - 5
Transport equipment and other tangible fixed assets	6,6

(*) Bonded warehouses and general commercial warehouses, except for the industrial building built on parcel H-1 of Unidad Alimentaria de Madrid, the administrative concession contract on which expires on January 29, 2032 (see Note 7), are depreciated over an estimated useful life of 25 years.

In accordance with the principle of prudence in valuation, the consolidated companies record each year the known losses on fixed asset retirements relating to the following year and book these amounts under the "Allowances" caption, as detailed in Note 7.

e. Reversion reserve. Provisions to the reversion reserve relating to the consolidated companies' buildings and facilities located on public land under administrative concessions and areas ceded by AENA at various Spanish airports are recorded each year on a straight-line basis. This reserve is intended to cover, at the date of expiration of the related concession period, the net value of the revertible assets whose technical depreciation period exceeds the term of the related concession (see Note 7).

f. Long-term investment. The consolidated financial statements reflect the increases or decreases in the value of the consolidated companies' investments arising from accounting by the equity method for companies in which a significant influence is exercised (see Note 8).

The consolidated companies value their other long-term investments at cost, net, where appropriate, of the required investment valuation allowances (if cost exceeds the market or fair value at year-end). The market value was deemed to be the underlying book value of these investments at year-end disclosed in the financial statements of the investees. The resulting unrealized losses are recorded under the "Allowances" caption (see Note 8).

g. Consolidation goodwill. Consolidation goodwill was calculated as the positive difference between the investments made and their underlying book value per the balance sheet available at the date closest to the acquisition date.

The goodwill net of amortization reflected in the consolidated balance sheet as of December 31, 2003, relates to the investment in Jordan Airports Duty Free, Ltd., and is being amortized on a straight-line basis over 12 years (see Note 9). Group management established this amortization period since it is the duration of Jordan Airports Duty Free Shops, Ltd.'s exclusive right to make duty-free sales at Jordan 's Queen Alia, Marka and Aqaba international airports.

h. Inventories. Inventories are valued at the lower of weighted average cost or market. The market price of the inventories is deemed to be their realizable value.

i. Short-term investments. The consolidated companies record their short-term investments (basically corporate promissory notes, Eurodeposits and government debt securities) for the effective amount paid and the related unmatured interest accrued at year-end.

The interest revenues recorded in this connection in 2003 and 2002 amounted to €1,058,859 and €766,449, respectively.

j. Classification of debt. In the accompanying consolidated balance sheets, debts maturing in under 12 months from the balance- sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

k. Corporate income tax. The corporate income tax expense for 2003 and 2002 is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income (see Note 17).

The Parent Company files consolidated tax returns with all the companies in which, as of January 1, 2003, it had a direct investment exceeding 75% and which are resident in Spain for tax purposes.

l. Foreign currency transactions. Except as indicated in Note 4-a above, receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. However, had the consolidated companies recorded the exchange differences arising from translating these accounts at the exchange rates prevailing at year-end, the effect would not have been material.

m. Treasury stock of the Parent Company. The Parent Company's shares are recorded at the lower of cost, which includes the expenses relating to each transaction, or their market price at year-end.

The treasury stock transactions performed in 2003 and 2002 are summarized as follows:

	EUROS
Balance at December 31, 2001	1,121,872
Acquisitions	333,129
Sales	(1,121,872)
Balance at December 31, 2002	**333,129**
Acquisitions	47,136
Balance at December 31, 2003	**380,265**

As of December 31, 2003, the Parent Company held 26,571 shares of treasury stock, the weighted average cost of which was approximately €14.31 per share.

On July 8, 2002, the contract relating to 311,400 shares entered into with Banco Bilbao Vizcaya Argentaria, S.A. expired. The aim of this contract was to cover the Company's commitments relating to its stock option plan for the Parent Company's executives, approved by the Shareholders' Meeting on June 7, 2000. This stock option plan was not executed and, in 2002, the Shareholders' Meeting of Aldeasa, S.A. resolved to implement a new stock option plan.

As a result of the approval of this new plan, on July 4, 2002, the Parent Company entered into a new contract with Banco Bilbao Vizcaya Argentaria, S.A. to cover all the shares delivered previously and a further 61,488 shares.

In accordance with this contract, Aldeasa, S.A. sold the shares to Banco Bilbao Vizcaya Argentaria, S.A. at sale price of €19.24 per share, establishing the settlement price as the weighted average price, on the different maturity dates, at which Banco Bilbao Vizcaya Argentaria, S.A. sells the shares acquired to third parties to cover this transaction (see Note 13). Under this contract, the early partial maturity dates are September 15, 2004, December 1, 2004 and March 15, 2005, and the final maturity date is June 1, 2005. On each maturity date, the parties will settle the amount relating to the difference between the sale price of the related shares for each period and the settlement price, which is calculated as indicated above. The Parent Company assumes such losses as might arise, and a collection rights is generated in relation to the possible gains.

On June 20, 2003, the Shareholders' Meeting resolved to render the application of the stock option plan approved in 2002 null and void. However, as of the date of the preparation of the consolidated financial statements, the contract entered into with Banco Bilbao Vizcaya Argentaria, S.A. was still in force.

As of December 31, 2002, the Parent Company recorded under the "Long-Term Investments – Allowances" caption the required provision of €7,655 to reflect the decline in value of the treasury stock. It also recorded the provision required as of December 31, 2002, amounting to €1,939,018, as a result of the signing of the contract for the sale of treasury stock with repurchase agreement. In view of the increase in the market value of the shares in 2003, the Parent Company reversed the allowance in full on December 31, 2003 (see Note 8).

n. **Recognition of revenues and expenses.** Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

o. Severance costs. Under current labor regulations and certain employment contracts in force, the consolidated companies are required to pay severance to employees terminated under certain conditions.

Based on estimates of possible future terminations of employees and of the severance payable in this connection, management of the consolidated companies considers that the liabilities accrued in this regard are not material, and considers that the provisions recorded in this connection will be sufficient to cover the cost of any possible future terminations.

p. Cost of sale. The balance of this caption includes the cost of acquisition of merchandise and the excise taxes to which certain products sold by the consolidated companies are subject (mainly alcohol and tobacco).

5. START-UP EXPENSES

The variations in this caption in 2003 and 2002 were as follows:

	EUROS
Balance at 12/31/01	3,847,473
Additions	834,406
Retirements	(735,748)
Amortization	(1,070,592)
Translation differences	(271,556)
Balance at 12/31/02	2,603,983
Additions	133,880
Amortization	(877,061)
Translation differences	(149,161)
Balance at 12/31/03	**1,711,641**

6. INTANGIBLE ASSETS

The variations in this caption in 2003 and 2002 were as follows:

	EUROS			
	2002			
	Balance at 12/31/01	Additions or Provisions	Transfers	Translation Differences
COST:				
Research and development expenses	3,425,698	291,361	90,340	-
Intellectual property	1,343,208	256,277	(21,970)	(8,108)
Leasehold assignment rights	272,794	-	-	-
Computer software	4,605,836	604,960	533,394	-
Rights on leased assets	1,803,036	-	-	-
Other intangible assets	720,278		-	-
Intangible assets in progress	2,048,212	1,135,151	(739,328)	-
TOTAL COST	14,219,062	2,287,749	(137,564)	(8,108)
ACCUMULATED AMORTIZATION:				
Research and development expenses	(847,429)	(711,922)	(10,344)	-
Intellectual property	(573,422)	(196,520)	10,344	2,761
Leasehold assignment rights	(6,820)	(27,279)	-	-
Computer software	(2,649,007)	(878,252)	2,705	-
Rights on leased assets	(144,243)	(36,061)	-	-
Other intangible assets	(702,947)	(17,235)	-	-
TOTAL ACCUMULATED AMORTIZATION	(4,923,868)	(1,867,269)	2,705	2,761
Total allowances	-	-	-	-
Total, net	**9,295,194**	**420,480**	**(134,859)**	**(5,347)**

EUROS		EUROS				
2002		2003				
Retirements or Reductions	Balance at 12/31/02	Additions or Provisions	Transfers	Translation Differences	Retirements or Reductions	Balance at 12/31/03
(14,928)	3,792,471	213,555	122,613	-	(71,660)	4,056,979
(12,588)	1,556,819	2,258	(20,349)	-	-	1,538,728
-	272,794	-	-	-	-	272,794
(230,254)	5,513,936	212,450	152,980	(8,381)	(6,323)	5,864,662
-	1,803,036	-	-	-	-	1,803,036
(657,090)	63,188	-	-	-	(4,037)	59,151
(1,202,596)	1,241,439	1,594,102	(110,661)	-	(243,739)	2,481,141
(2,117,456)	14,243,683	2,022,365	144,583	(8,381)	(325,759)	16,076,491
7,402	(1,562,293)	(875,088)	10,344	-	29,359	(2,397,678)
6,334	(750,503)	(208,937)	5,178	-	-	(954,262)
-	(34,099)	(27,279)	-	-	-	(61,378)
28,993	(3,495,561)	(1,111,224)	(15,522)	4,453	4,963	(4,612,891)
-	(180,304)	(36,061)	-	-	-	(216,365)
656,995	(63,187)	-	-	-	4,035	(59,152)
699,724	(6,085,947)	(2,258,589)	-	4,453	38,357	(8,301,726)
-	-	(385,000)	-	-	-	(385,000)
(1,417,732)	**8,157,736**	**(621,224)**	**144,583**	**(3,928)**	**(287,402)**	**7,389,765**

The "Research and Development Expenses" account relates mainly to the amounts incurred in market research and the shop remodeling commercial plan carried out in 1999 as a result of the abolition of the duty-free sales regime for passengers traveling within the EU.

The "Intangible Assets in Progress" account includes, inter alia, the cost of €500,801 relating to the development of a new application for POS terminals which, when completed, will enable on-line connection for airport transactions between AENA and the Parent Company. As of December 31, 2003, the account also included the costs of €1,427,487 incurred by the Group on studies and commercial plans relating to expansion projects in progress in various countries, such as Portugal, the Dominican Republic and Switzerland, in connection with which there is no decision or other evidence on the basis of which it can be concluded that the plans will not be carried out.

The Parent Company has the following leased asset:

				EUROS				
				Lease Payments Paid		Lease Payments Outstanding Due in		Value of Purchase Option
Description	Contract Term	Years Elapsed	Original Cost	2002	2003	2004	Subsequent Years	
Premises	10 years	6	1,803,036	223,423	218,321	214,855	661,474	19,371

Of the Group's intangible assets as of December 31, 2003 and 2002, approximately €3,045,581 and €2,235,751, respectively, had been amortized in full.

7. TANGIBLE FIXED ASSETS

As of December 31, 1996, the Parent Company and the subsidiary Aldeasa, Gestión, S.L. revalued their tangible fixed assets pursuant to Royal Decree-Law 7/1996.

The balance not yet depreciated as a result of the revaluation pursuant to Royal Decree-Law 7/1996 and its effect on the depreciation expense in 2003 and 2002 are as follows:

	EUROS					
	2002 Depreciation	2002 Retirements	Outstanding Balance at 12/31/02	2003 Depreciation	2003 Retirements	Outstanding Balance at 12/31/03
Land and structures	(284,414)	-	2,062,114	(282,633)	-	1,779,481
Machinery and fixtures	(22,996)	(1,494)	23,328	(14,595)	-	8,733
Furniture	(3,052)	(80)	911	(669)	(20)	222
Transport equipment and other tangible fixed assets	(11)	(3)	5,359	(10)	-	5,349
	(310,473)	**(1,577)**	**2,091,712**	**(297,907)**	**(20)**	**1,793,785**

In 2003 and 2002 revalued tangible fixed assets with a value net of depreciation at the retirement date of approximately €20 and €1,577, respectively, were retired.

Of the Group's tangible fixed assets as of December 31, 2003 and 2002, approximately €14,650,116 and €11,758,659, respectively, had been depreciated in full.

As of December 31, 2003 and 2002, the Group had the following tangible fixed assets located abroad:

	EUROS	
	2003	**2002**
Land and structures	3,016,852	3,603,129
Machinery and fixtures	1,733,432	1,913,967
Furniture	6,534,350	7,399,762
Other tangible fixed assets	1,182,780	1,292,898
Accumulated depreciation	(6,759,287)	(6,024,118)
Total	**5,708,127**	**8,185,638**

The variations in 2003 and 2002 in tangible fixed asset accounts and in the related accumulated depreciation and allowances were as follows:

	EUROS			
	2002			
	Balance at 12/31/01	Additions or Provisions	Translation Differences (a)	Transfers
COST:				
Land and structures	41,664,331	6,015,964	(394,120)	1,582,744
Machinery and fixtures	33,458,544	3,790,340	(578,233)	(974,193)
Furniture	33,887,007	4,281,118	(1,054,311)	817,278
Computer hardware	6,333,234	725,995	(128,757)	255,359
Transport equipment and other tangible fixed assets	1,579,906	310,690	(87,074)	(67,234)
Advances and construction in progress	1,754,457	234,403	-	(1,476,390)
TOTAL COST	118,677,479	15,358,510	(2,242,495)	137,564
ACCUMULATED DEPRECIATION:				
Structures	(9,969,482)	(1,710,449)	214,025	(124,313)
Machinery and fixtures	(11,326,011)	(3,320,868)	147,929	56,913
Furniture	(17,240,160)	(4,396,226)	410,334	49,439
Computer hardware	(4,486,836)	(853,688)	87,455	(2,705)
Transport equipment and other tangible fixed assets	(597,813)	(181,055)	52,118	17,961
TOTAL ACCUMULATED DEPRECIATION	(43,620,302)	(10,462,286)	911,861	(2,705)
Total allowances (Note 4-d)	(11,413)	-	-	-
Total, net	**75,045,764**	**4,896,224**	**(1,330,634)**	**134,859**

EUROS 2002		EUROS 2003				
Retirements or Reductions	Balance at 12/31/02	Additions or Provisions	Translation Differences (a)	Transfers	Retirements or Reductions	Balance at 12/31/03
(3,871,631)	44,997,288	122,201	(655,464)	-	(4,656)	44,459,369
(2,650,733)	33,045,725	3,476,891	(284,682)	338,652	(1,132,772)	35,443,814
(3,691,953)	34,239,139	1,203,490	(1,138,179)	47,838	(523,430)	33,828,858
(827,695)	6,358,136	326,996	(130,673)	-	(50,243)	6,504,216
(300,484)	1,435,804	167,296	(77,610)	64,706	(149,396)	1,440,800
(87,491)	424,979	1,289,571	-	(595,779)	(24,163)	1,094,608
(11,429,987)	120,501,071	6,586,445	(2,286,608)	(144,583)	(1,884,660)	122,771,665
2,446,925	(9,143,294)	(1,751,072)	315,355	(41,994)	-	(10,621,005)
1,940,077	(12,501,960)	(3,638,450)	166,622	13,684	338,806	(15,621,298)
2,336,849	(18,839,764)	(4,153,656)	518,524	69,405	286,724	(22,118,767)
875,072	(4,380,702)	(840,749)	100,580	(13,350)	31,411	(5,102,810)
136,796	(571,993)	(189,947)	52,250	(27,745)	71,126	(666,309)
7,735,719	(45,437,713)	(10,573,874)	1,153,331	-	728,067	(54,130,189)
11,413	-	(65,000)	-	-	-	(65,000)
(3,682,855)	**75,063,358**	**(4,052,429)**	**(1,133,277)**	**(144,583)**	**(1,156,593)**	**68,576,476**

(a) The result of translation at year-end exchange rates of the tangible fixed assets owned by the Parent Company's branches and subsidiaries located abroad (see Note 4-a).

The consolidated companies take out insurance policies to cover the possible risks to which their tangible fixed assets are subject.

The main additions to tangible fixed assets recorded in the "Machinery and Fixtures" account in 2003 relate mainly to improvements in storage and logistics systems carried out in the Parent Company's just-in-time warehouse in Barcelona, amounting to €769,206 euros. The other additions to this account in 2003 include mainly the costs incurred in remodeling various shops, including most notably the remodeling of the Schengen General M3 shop located in Barcelona airport, totaling €521,653.

The 2003 additions to the "Advances and Construction in Process" account include mainly the €739,732 paid for access rights for the construction of an industrial building on a parcel of land in Mercamadrid, on which the consolidated company Aldeasa Gestión, S.L. holds surface rights granted by Mercados Centrales Abastecimiento de Madrid, S.A., which expire on May 28, 2032.

In 2002, construction work was completed on a new industrial building located in Mercamadrid. On November 13, 2000, the consolidated company Aldeasa Gestión, S.L. was granted surface rights (expiring on January 28, 2032) on a parcel of land of 14,175m^2 on which this industrial building, which has a built area of 8,770m^2 and occupies 12,200m^2 of land, is located. The total cost of the building, which was recorded under the "Land and Structures" caption, amounted to approximately €4,323,000.

Also, the balance of the "Tangible Fixed Assets" caption as of December 31, 2003 and 2002, included €3,306 thousand which had been paid to Mercados en Origen, S.A. on July 21, 1992, for the acquisition of an exclusive right to use and enjoy parcel H-1 of Unidad Alimentaria de Madrid, leased from Mercamadrid, S.A. At the date of acquisition, an industrial building was located in this parcel. This building will revert to the Municipal Council of Madrid on January 29, 2032, the date of expiration of the related administrative concession.

The balances of the "Tangible Fixed Assets" caption as of December 31, 2003 and 2002, included €5,232 thousand relating to the building construction work performed on land in the MM-PE industrial park at km 3,800 of the Villaverde - Vallecas (Madrid) highway, title to which was acquired from Centro de Transportes de Madrid, S.A. under sublease contracts executed in 1989. These contracts stipulate that the sublease term will run through January 25, 2032.

Reversion reserve

The buildings housing the Barcelona, Madrid - Barajas, port of Valencia and Algeciras bonded warehouses were built on land assigned by state agencies. These buildings and their related fixtures will revert to the aforementioned state agencies on expiration of each concession period. For this reason, and also due to the renewal of AENA's concession contract (see Note 1), which extended the term of the contract through December 31, 2006, the consolidated companies have recorded, in addition to the related technical depreciation of these assets, a reversion reserve to which provisions are recorded annually by the straight-line method based on the term of each concession and the cost of the assets to be reverted.

However, since the period over which most of these assets are depreciated is shorter than the related concession term, they will have been depreciated in full when they revert to the State. Accordingly, the reversion reserve is intended to supplement only the depreciation of assets whose estimated useful life exceeds the related concession period.

Due to the extension through December 31, 2012, of the term of the concession for the operation of the shops in Barajas airport (see Note 1), the Parent Company recalculated the reversion reserve required for the premises subject to the extension of the concession. Accordingly, the Parent Company retired €1,325,584 from the balance of the reversion reserve recorded to date, and this amount was included under the "Excess Reversion Reserve" caption in the accompanying consolidated statement of income for the year ended December 31, 2003.

The variations in the reversion reserve in 2003 and 2002 were as follows:

	EUROS
Balance at 12/31/01	1,754,776
Provision	1,960,476
Retirements	(323,600)
Balance at 12/31/02	3,391,652
Provision	1,801,060
Retirements	(1,884,582)
Balance at 12/31/03	**3,308,130**

8. LONG-TERM INVESTMENTS

The variations in 2003 and 2002 in the main "Long-Term Investments" accounts were as follows:

Investments in companies accounted for by the equity method

1. 2003 and 2002 variations:

	EUROS
Balance at 12/31/01	1,922,942
Acquisitions	(219,994)
Distribution of dividends	(52,327)
Share in 2001 income (Note 19)	281,663
Balance at 12/31/02	1,932,284
Share in 2002 income (Note 19)	589,036
Balance at 12/31/03	**2,521,320**

2. Detail of investments in companies accounted for by the equity method:

Company	% of Ownership at 12/31/03 and 12/31/02	EUROS Balance at 12/31/02	EUROS Balance at 12/31/03
Estación Aduanera de Zaragoza, S.A.	31.26%	414,722	414,722
Sociedad de Inversión y Gestión de Mercancías, S.A.	50.00%	221,210	121,432
Souk al Mouhajir, S.A.	35.85%	132,422	132,422
Lanzarote de Cultura y Ocio, S.A.	30.00%	24,810	24,787
Creuers del Port de Barcelona, S.A.	23.00%	1,139,120	1,827,957
Foodstation, S.L.	-	-	-
		1,932,284	**2,521,320**

Other long-term investments

	EUROS			
	Acquisition Cost	Allowance	Undisbursed Amount	Net Value
Balance at 12/31/01	11,507,208	(651,262)	(1,352,698)	9,503,248
Additions or provisions	54,336	(2,157,498)	-	(2,103,162)
Retirements or reductions	(1,231,013)	-	-	(1,231,013)
Balance at 12/31/02	10,330,531	(2,808,760)	(1,352,698)	6,169,073
Additions or provisions	90,774	(30,324)	-	60,451
Retirements or reductions	(3,634,654)	1,946,673	1,352,698	(335,005)
Balance at 12/31/03	**6,786,651**	**(892,411)**	**-**	**5,894,240**

In 1996 the shareholders of Parque Isla Mágica, S.A. entered into an agreement with the Parent Company whereby Cubiertas y Mzov, S.A., Aldeasa, S.A. and Ogden Corporation, the company's main shareholders, undertook to form a stable nucleus of shareholders and to provide certain guarantees relating to the financing of the project required for the launch of the park.

On March 3, 2000, the Special Shareholders' Meeting of Parque Isla Mágica, S.A. resolved to reduce capital stock to zero. At the same Meeting it was resolved to simultaneously increase capital to €27,000,000 in two tranches; in the first tranche of €13,222,000, Aldeasa, S.A. subscribed to 284 shares, representing 6.38% of the company's capital stock, which are recorded under the "Other Long-Term Investments" caption in the consolidated balance sheet as of December 31, 2003 and 2002, for €853,419. As of December 31, 2003, an allowance for the full amount of this investment had been recorded.

In April 2000, following the aforementioned reorganization of the shareholder structure, a new nucleus of majority shareholders was formed by three savings banks based in the Autonomous Community of Andalucía, which released Aldeasa, S.A. and its former partners from any commitments relating to guarantees provided in relation to this financing.

In 1997 and by virtue of the agreement arranged in 1996 by the shareholders of Parque Isla Mágica, S.A., Aldeasa, S.A. granted this company subordinated loans for an initial amount of approximately €4,382,000. On April 25, 2000, Parque Isla Mágica, S.A. and Aldeasa, S.A. agreed to convert the subordinated loan granted by the latter into to a participating loan, the main features of which are that the loan was interest-free during the first three years and from 2003 onwards would earn interest comprising a fixed-rate portion tied to EURIBOR and a floating-rate portion calculated as a percentage of the cash flow generated. The final maturity of the loan can be no later than January 25, 2020.

The principal these loans not yet repaid, plus the accrued interest receivable as of December 31, 2003 and 2002, amounted to approximately €4,654,000 and €4,563,000, respectively, and these amounts are recorded under the "Other Long-Term Investments" caption in the accompanying consolidated balance sheets.

On October 7, 2003, Parque Isla Mágica, S.A. filed for a Chapter 11-type insolvency order at the Seville Court of First Instance number 11, as a result of which, from that date, court control of all the Company's transactions became operative. As of the date of the preparation of the financial statements, Parque Isla Mágica, S.A. was negotiating with its creditors to reach an agreement for the reduction of its financial debt by 70%, and expects the agreement to be final in April 2004. The Parent Company's directors consider that because of its nature the participating loan granted to Parque Isla Mágica, S.A. should not be included in the aforementioned reduction. Also, the Parent Company's directors consider that the outcome of this process will not have a material effect on the accompanying consolidated financial statements.

This caption also includes the loan granted by Aldeasa Mexico, S.A. to the concession-holder of the port of Cozumel, amounting to €865 thousand and €1,160 thousand in 2003 and 2002, respectively, to finance the construction work at the port, pursuant to the contract under which the aforementioned subsidiary obtained the rights to operate the duty-free shops at this port. This caption also includes the long-term balance receivable arising from the sale of the holdings in Distribución Climatizada, S.A. and Aldeasa Almacenaje y Distribución, S.A. amounting to €302,062.

As of December 31, 2002, this caption also included a balance of €1,803,600, of which €1,352,698 had not yet been repaid, relating to the 12% ownership interest of the subsidiary Transportes y Suministros Aeroportuarios, S.A. in the Barajas Tercer Milenio consortium, which was created to construct and subsequently operate a hotel and leisure complex in the extension of Madrid-Barajas airport. Since this consortium was liquidated in 2003, the related amounts were retired from the "Other Long-Term Investments" and "Undisbursed Amount" accounts.

Additionally, in 2003 the balance of the Canary Island debt amounting to €1,211,000 was transferred to short term and, as of December 31, 2003, this amount was recorded under the "Short-Term Investments" caption in the accompanying consolidated balance sheet.

As of December 31, 2003, the Company had reversed a total of €1,946,673 relating to both the provision recorded in 2002 for the decline in value of the shares assigned to BBVA and the provision for treasury stock, with a credit to the "Variation in Investment Valuation Allowances" caption in the accompanying 2003 consolidated statement of income.

9. CONSOLIDATION GOODWILL OF FULLY CONSOLIDATED COMPANIES AND NEGATIVE CONSOLIDATION DIFFERENCE

The variations in 2003 and 2002 in the balances of this caption in the consolidated balance sheets as of December 31, 2003 and 2002, were as follows:

	EUROS	
	Goodwill	Negative Consolidation Difference
Balance at 12/31/01	57,550,215	-
Additions	-	253,502
Amortization	(5,569,376)	(253,502)
Balance at 12/31/02	51,980,839	-
Amortization	(5,569,376)	-
Balance at 12/31/03	**46,411,463**	**-**

As of December 31, 2003 and 2002, the consolidation goodwill related in full to the holding acquired by the consolidated companies in the subsidiary Jordan Airports Duty Free Shops, Ltd.

The acquisition of this subsidiary was formalized on August 2, 2000, with retroactive effect from May 1, 2000. This company holds the concession for the exclusive operation of the duty-free shops at the international airports of Jordan from May 8, 2000 through April 30, 2012.

The negative consolidation differences arose from the difference between the acquisition price of 45% of the holding in Foodlasa, S.L. and the underlying book value of this company at the acquisition date (see Note 1). This difference was charged to income in full in 2002, since Foodlasa, S.L. reported sufficient losses as of December 31, 2002.

10. INVENTORIES

The detail of the consolidated companies' inventories as of December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
Merchandise	73,992,512	75,425,907
Allowances for decline in value of inventories	(1,450,520)	(1,366,232)
	72,541,992	**74,059,675**

The consolidated companies have taken out insurance policies to cover the possible risks to which their inventories are subject.

11. SHORT-TERM INVESTMENTS

The detail of the Group's short-term investments as of December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
Fixed-income securities	11,120,433	13,639,357
Time deposits	18,003,447	8,239,068
Other short-term investments	2,204,345	117,477
Interest receivable on fixed-income securities	53,531	16,336
Short-term loans	311,154	771,157
Short-term deposits and guarantees given	5,388	6,710
	31,698,298	**22,790,105**

12. BALANCES AND TRANSACTIONS WITH ASSOCIATED COMPANIES

The detail of the consolidated companies' balances with associated companies as of December 31, 2003 and 2002, and of the main transactions carried out with them in 2003 and 2002 is as follows:

Balances at 12/31/03

	EUROS		
	Balances Receivable	Sales	Financial Revenues
Souk Al Mouhajir, S.A.	25,741	76,826	-
Espro Turquía Ltd.	911	-	3
Total	**26,652**	**76,826**	**3**

Balances at 12/31/02

	EUROS			
	Balances Receivable	Balances Payable	Sales	Financial Expenses
Souk Al Mouhajir, S.A.	31,988	-	69,326	-
Foodstation, S.L.	7	413,703	-	7,891
Total	**31,995**	**413,703**	**69,326**	**7,891**

13. SHAREHOLDERS' EQUITY

The variations in equity accounts in 2003 and 2002 are summarized as follows:

	EUROS				
	Capital Stock	Additional Paid-In Capital	Revaluation Reserves	Legal Reserve	Reserve for Treasury Stock
Balances at December 31, 2001	25,200,000	49,422,505	3,231,660	5,151,533	1,121,872
Distribution of income:					
Reserves of the Parent Company	-	-	-	-	-
Gross dividend	-	-	-	-	-
Reserves at companies accounted for by the equity method	-	-	-	-	-
Reserves at fully consolidated companies	-	-	-	-	-
Interim dividend	-	-	-	-	-
Variation in translation differences	-	-	-	-	-
Transfer due to exclusion from the scope of consolidation	-	-	-	-	-
Transfer to reserve for treasury stock	-	-	-	-	(788,743)
Distribution of Group companies' dividends	-	-	-	-	-
2002 income	-	-	-	-	-
Other	-	-	-	-	-
Balances at December 31, 2002	**25,200,000**	**49,422,505**	**3,231,660**	**5,151,533**	**333,129**
Distribution of income:					
Reserves of the Parent Company	-	-	-	-	-
Gross dividend	-	-	-	-	-
Reserves at companies accounted for by the equity method	-	-	-	-	-
Reserves at fully consolidated companies	-	-	-	-	-
Interim dividend	-	-	-	-	-
Dividend charged to reserves	-	-	-	-	-
Variation in translation differences	-	-	-	-	-
Transfer to reserve for treasury stock	-	-	-	-	47,136
Distribution of Group companies' dividends	-	-	-	-	-
2003 income	-	-	-	-	-
Other	-	-	-	-	-
Balances at December 31, 2003	**25,200,000**	**49,422,505**	**3,231,660**	**5,151,533**	**380,265**

EUROS								
Reserve for the Redenomination of Capital Stock to Euros	Reserve for Retired Capital Stock	Canary Islands Investment Reserves	Reserves of the Parent Company	Reserves at Fully Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences	Income Attributed to the Parent Company	Interim Dividend
43,375	514,286	5,275,306	57,308,634	4,388,816	(8,443)	1,844,492	25,252,021	(3,524,046)
-	-	-	5,354,069	-	-	-	(5,354,069)	-
-	-	-	-	-	-	-	(17,813,943)	3,524,046
-	-	-	-	-	217,350	-	(217,350)	-
-	-	-	-	1,866,659	-	-	(1,866,659)	-
-	-	-	-	-	-	-	-	(3,505,339)
-	-	-	-	-	-	(5,618,738)	-	-
-	-	-	1,258	-	(1,258)	-	-	-
-	-	-	788,743	-	-	-	-	-
-	-	-	228,969	(176,642)	(52,327)	-	-	-
-	-	-	-	-	-	-	22,112,102	-
-	-	-	4					
43,375	**514,286**	**5,275,306**	**63,681,677**	**6,078,833**	**155,322**	**(3,774,246)**	**22,112,102**	**(3,505,339)**
-	-	-	6,880,833	-	-	-	(6,880,833)	-
-	-	-	-	-	-	-	(15,045,000)	3,505,339
-	-	-	-	-	281,663	-	(281,663)	-
-	-	-	-	(95,394)	-	-	95,394	-
-	-	-	-	-	-	-	-	(3,502,563)
-	-	-	(2,726,546)	-	-	-	-	-
-	-	-	-	-	-	(4,972,778)	-	-
-	-	-	(47,136)	-	-	-	-	-
-	-	-	4,368,090	(4,368,090)	-	-	-	-
-	-	-	-	-	-	-	28,560,081	-
-	-	-	(3,961)	162	2	-	-	-
43,375	**514,286**	**5,275,306**	**72,152,957**	**1,615,511**	**436,987**	**(8,747,024)**	**28,560,081**	**(3,502,563)**

Capital stock

The shareholder structure of Aldeasa, S.A. as of December 31, 2003 and 2002, was as follows:

	Percentage of Ownership	
	12/31/03	12/31/02
Altadis, S.A.	34.45	34.55
Sociedad Estatal de Participaciones Industriales (SEPI)	5.06	5.06
Bestinver Gestión S.A., S.G.I.I.C.	5.22	5.22
Caja de Ahorros de Asturias	5.00	-
Other (holdings of less than 5%)	50.27	55.17
	100.00	**100.00**

As of December 31, 2003 and 2002, the Parent Company's capital stock consisted of 21,000,000 fully subscribed and paid bearer shares of €1.20 par value each.

The Parent Company's shares are traded by the Spanish computerized trading system and they all carry equal voting and dividend rights.

On June 14, 2002, the Shareholders' Meeting of Aldeasa, S.A. empowered the Board of Directors to reduce capital stock in order to retire the treasury stock in the Company's balance sheet with a charge to income or unrestricted reserves within a maximum period of 18 months up to the limit of the shares of treasury stock existing at any time.

On June 20, 2003, the Shareholders' Meeting resolved to empower the Board of Directors to authorize at one or several times a capital increase at the Parent Company within a period of five years from the date of the aforementioned resolution, for a maximum amount of €12,600,000, rendering null and void the resolution adopted by the Shareholders' Meeting on June 14, 2002, relating to the authorization granted to the Board of Directors to increase capital. As of December 31, 2003, the Board of Directors had not exercised this power.

Also, the Shareholders' Meeting authorized the Board of Directors to make a derivative acquisition of treasury stock, either directly or through Group companies, up to the limit of 5% of the capital stock, rendering null and void the resolution adopted by the Shareholders' meeting on June 14, 2002, that empowered the Board of Directors to make a derivative acquisition of treasury stock up to the limit of 5% of the capital stock. The treasury stock held by the Parent Company represented 0.1% of the capital stock as of December 31, 2003 and 2002, and consisted of a total of 26,571 and 23,197 shares, respectively, with an approximate overall par value of €31,885 and €27,836, respectively, and an average acquisition price of €14.31 and €14.36, respectively (see Note 4-l). The balance of the "Reserve for Treasury Stock" caption covers in full the net book value of the shares (€380,265 and €333,129 as of December 31, 2003 and 2002, respectively).

On June 7, 2000, the Shareholders' Meeting approved a new compensation plan for its executives based on options on shares of Aldeasa, S.A. In this connection, in 2000 the Parent Company sold all the shares of treasury stock held by it to Banco Bilbao Vizcaya Argentaria under a repurchase agreement for July 8, 2002, in order to cover its future commitments in relation to its stock option plan (see Note 4-m). On June 14, 2002, the Shareholders' Meeting resolved to authorize the implementation of a new compensation plan for executives of the Parent Company tied to the market value of the shares of Aldeasa, S.A., which would have a maximum duration through June 16, 2005, and granted the Board of Directors the powers required to apply, execute and implement the plan. On June 20, 2003, the Shareholders' Meeting resolved to render the aforementioned stock option plan null and void.

Revaluation reserves

The balance of this caption can be used, free of tax, to offset recorded losses (both prior years' accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet in which the revaluation was recorded), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to be realized on the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

In addition, if leased assets are revalued, the aforementioned use of the revaluation reserve may not take place before the purchase option has been exercised.

If the balance of this account were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Following is a detail, by company, of the accounts included under the "Shareholders' Equity" caption in the accompanying consolidated balance sheets:

Reserves at fully and proportionally consolidated companies

	EUROS	
	2003	2002
Aldeasa Internacional, S.A.	167,296	513,526
Aldeasa Chile S.A.	2,140,383	5,393,235
Aldeasa Gestión, S.L.	439,763	314,294
Aldeasa México, S.A. de C.V.	(1,197,437)	(952,738)
Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	51,297	9,558
Studio Store, S.A.	(252,789)	(72,709)
Aldeasa Colombia, Ltda.	(643,107)	(257,401)
Grupo Ciro Holding	2,198,508	1,592,984
Foodlasa, S.L.	(773,350)	(545,491)
Aldeasa Aprovisionamientos, S.A.	(1,088)	(517)
Aldeasa-e, S.A.	(284,122)	3,870
Prestadora de Servicios en Aeropuertos, S.A. de C.V.	(80)	55,368
Transportes y Suministros Aeroportuarios, S.A.	(210,974)	24,854
Aldeasa Cabo Verde, S.A.	(18,789)	-
Total	**1,615,511**	**6,078,833**

Reserves at companies accounted for by the equity method

	EUROS	
	2003	2002
Estación Aduanera de Zaragoza, S.A.	(107,437)	(107,437)
Sociedad de Inversión y Gestión de Mercancías, S.A.	247,743	140,350
Souk Al Mouhajir, S.A.	(149,040)	(149,040)
Lanzarote de Cultura y Ocio, S.A.	(2,235)	(2,235)
Creuers del Port de Barcelona, S.A.	447,956	273,684
	436,987	**155,322**

Translation differences

	EUROS	
	2003	2002
Aldeasa, S.A. – Branch in Peru	(646,297)	(160,831)
Ciro Holding, S.A.	(1,715,771)	(1,037,453)
Jordan Airport Duty Free Shops, Ltd	(2,372,969)	(1,116,025)
Aldeasa México, S.A. de C.V.	(1,840,422)	(910,225)
Aldeasa Chile, S.A.	(1,984,606)	(462,783)
Aldeasa Colombia Limitada	(181,383)	(83,834)
Aldeasa Cabo Verde, S.A.	(1,409)	(1,903)
Prestadora de Servicios en Aeropuertos, S.A. de C.V.	(4,167)	(1,192)
	(8,747,024)	**(3,774,246)**

14. MINORITY INTERESTS

The balance of this caption in the consolidated balance sheets relates to the equity of minority interests in the consolidated companies. The balance of the "Income Attributed to Minority Interests" caption in the consolidated statement of income represents the equity of these minority interests in the results for 2003 and 2002.

The variations in 2003 and 2002 in this caption in the consolidated balance sheets were as follows:

	EUROS
Balance at 12/31/01	3,341,844
2002 income	211,245
Dividends paid	(277,451)
Changes in ownership interest	(542,022)
Balance at 12/31/02	2,733,616
2003 income	868,774
Dividends paid	(471,778)
Increase in ownership interest	25,125
Balance at 12/31/03	**3,155,737**

Also, the detail of the balance as of December 31, 2003, is as follows:

	THOUSANDS OF EUROS		
	Capital and Reserves	Income for the Year	Total
Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	2,262	869	3,131
Panalboa, S.A.	25	-	25
	2,287	**869**	**3,156**

15. PAYABLE TO CREDIT INSTITUTIONS

The detail of the credit facilities granted to the consolidated companies as of December 31, 2003, showing the limits and drawable amounts, is as follows:

		EUROS	
Bank	Maturity	Limit	Balance Drawn Down
The Bank of Tokyo-Mitsubishi, Ltd.	03/06/04	20,000,000	-
Banco Santander Central Hispano, S.A.	03/01/05	12,000,000	-
BBVA, S.A.	07/30/03	18,030,000	-
Barclays	04/06/06	12,000,000	-

The "Payable to Credit Institutions" captions on the liability side of the consolidated balance sheet as of December 31, 2003, includes the following loan:

	EUROS			
	Amount of	Maturity		Final
Entity	the Financing	2004	Subsequent Years	Maturity
BBVA, S.A. (a)	32,500,000	7,500,000	9,000,000	07/31/05

(a) This relates to a loan of €32,500,000 granted on July 27, 2000, by Citibank, N.A. On October 29, 2002, all the collection rights arising from the loan were transferred to BBVA, S.A. The loan bears interest payable monthly at a floating rate tied to EURIBOR plus a spread. This loan is subject to compliance with certain financial ratios which, were being complied with as of December 31, 2003.

(b) The loan repayment schedule is as follows:

Date	THOUSANDS OF EUROS
07/31/04	7,500
07/31/05	9,000
	16,500

The "Long-Term Debt - Payable to Credit institutions" caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, also includes €661,474 and €874,457, respectively, relating to lease payments which mature at long term. The "Current Liabilities – Payable to Credit institutions" caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, also includes €214,855 and €218,321, respectively, relating to lease payments maturing in under one year (see Note 6).

16. NONTRADE PAYABLES

Since inception, the Parent Company has been performing a significant portion of its business activities in premises assigned to it by AENA. The latest renewals (on November 7, 1996 and October 31, 2003, which relate specifically to the premises at Madrid-Barajas airport) of the contracts, which run through December 31, 2006 and December 31, 2012, respectively (see Note 1), included, inter alia, the following clauses:

1. The fixtures installed by Aldeasa, S.A. in the premises assigned to it by AENA will revert to the latter on expiry of the administrative clauses regulating the concession granted to the Company. For the premises for which the term of the concession contract is shorter than the depreciation period for the related assets, the Company is recording the related reversion reserve (see Note 7).

2. The Company has to pay to AENA certain fees for the operation of duty-free shops and shops operating under the double taxation system at Spanish airports open to international traffic. The fees to be paid are as follows:

a. Occupancy fee. This fee is calculated on the basis of the occupied area used for shops, warehouses or premises of all kinds, by applying to this area the rates in force each year.

b. Business volume fee. This fee was calculated through June 30, 1999, as a percentage of the shops' total gross sales.

Under the contract for extension of the main concession, the fees to be paid for the use of the premises which, due to the abolition of the duty-free sales regime for passengers traveling to European Union member states, have been used for tax-paid or mixed regime shops, will be determined on the basis of the net sales excluding taxes of each product family and as a percentage of the business surplus calculated according to the related tender specifications.

c. Services fee. The Company must also pay for the supplies and services provided by AENA to the shops.

In this connection, as of December 31, 2003 and 2002, the "Nontrade Payables" caption included balances payable of approximately €4,824 thousand and €4,790 thousand, respectively, which relate mainly to outstanding fees payable to AENA.

With regard to the lawsuits affecting the Company, The Tie Gallery S.A. filed a cassation appeal at the Spanish Supreme Court against the decision handed down in 2001 by the Madrid High Court which held that the agreement to extend Aldeasa's airport concessions through 1996 was lawful. This appeal has yet to be given leave to proceed, and if it is granted leave, Aldeasa, S.A. will be notified.

The Tie Gallery, S.A. also filed an appeal with the National Appellate Court against the resolution of the Antitrust Authorities which held that there were no grounds to support the existence of restrictive trading practices between AENA and Aldeasa, although it ordered the Fair Trade Office to investigate the existence of possible abuses of a dominant position by AENA. At present, the evidence-taking phase of the proceeding is coming to an end and final judgment is expected within approximately a year and a half.

The Company considers it extremely unlikely that the lawsuits will have a significant effect on the Company's assets and liabilities since the probability of the challenge succeeding is negligible.

17. TAX MATTERS

The detail of the "Taxes Receivable" and "Payable to Public Authorities" captions in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
SHORT-TERM TAXES RECEIVABLE:		
Tax withholdings and prepayments	252,956	1,212,832
VAT refunds	4,054,776	2,589,252
Prepaid income tax	313,068	333,193
Tax loss carryforwards	39,112	41,352
	4,659,912	**4,176,629**
SHORT-TERM PAYABLES TO PUBLIC AUTHORITIES:		
Corporate income tax payable	4,442,047	5,059,552
Deferred income tax	1,970,157	1,151,665
Accrued social security taxes payable	1,308,755	1,169,728
Other payables	8,792,110	4,430,117
	16,513,069	**11,811,062**

Since the year ended December 31, 1995, Aldeasa, S.A. has filed consolidated tax returns with all the companies which are more than 90% owned by it, as permitted by Chapter VII of Title VIII of Corporate Income Tax Law 43/1995. Since fiscal 2002, following the amendment of this Law by Law 24/2001, the necessary percentage of ownership of the Parent Company of a Consolidated Group in its subsidiaries has been reduced to 75%. However, this amendment has not given rise to any changes in the composition of tax group 39/95. In 2003, the newly-formed company Audioguiarte Servicios Culturales, S.L., which is wholly-owned by Aldeasa, S.A., was included in tax group 39/95.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the consolidated income per books for 2003 and 2002 to the taxable income for corporate income tax purposes is as follows:

	EUROS					
	2003			2002		
	Increases	Decreases	Total	Increases	Decreases	Total
Consolidated income before taxes	-	-	41,340,174	-	-	30,640,072
Permanent differences						
Consolidation adjustments	-	(13,634,016)	(13,634,016)	-	(12,584,472)	(12,584,472)
Individual companies	168,103	(99,149)	68,954	895,424	(258,041)	637,383
Timing differences						
Arising in the year	572,903	(3,196,066)	(2,623,163)	58,768	(13,702)	45,066
Arising in prior years	281,721	(1,993,326)	(1,711,605)	378,105	(88,347)	289,758
Taxable income	**-**	**-**	**23,440,344**	**-**	**-**	**19,027,807**

The Group recorded a consolidated corporate tax expense totaling approximately €11,911 thousand and €8,317 thousand for 2003 and 2002, including the corporate tax expense incurred by its subsidiaries and branches abroad, which amounted to approximately €€339 thousand and €467 thousand, respectively.

In 2003 and 2002 the Group companies took the tax benefit relating to accelerated depreciation provided for in Royal Decree-Law 3/1993 on Urgent Budgetary, Tax, Financial And Employment Measures. Also, the effect of applying Royal Decree-Law 7/1994 on accelerated depreciation for job-creating investments and Royal Decree-Law 2/1995 was recovered. These tax benefits gave rise to increases in taxable income (due to the transfer or retirement of the related assets or because they have been depreciated in full for tax purposes) and reductions (for assets that have not yet been depreciated in full for tax purposes).

As a result of the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures regarding the regime for the reinvestment of extraordinary income, the Group availed itself of Transitional Provision 3.3 of this Law and included in its 2001 taxable income for corporate income tax purposes the full amount of the deferred income not yet included, in order to be able to avail itself of the tax credit provided for in the new Article 36 ter of Law 43/1995.

In years prior to 2003, the Group met all its reinvestment commitments acquired as a result of applying the deferral regime previously in force, as disclosed in the consolidated financial statements relating to those years.

Current corporate income tax regulations provide for certain tax incentives to encourage new investments. In 2003 the Group availed itself of these tax incentives by claiming and using the related tax credits.

At the date of preparation of these consolidated financial statements the Group companies had all the years from 1997 open for review by the tax inspection authorities for corporate income tax and from 2000 for VAT and personal income tax withholdings and prepayments, except for Aldeasa Gestión, S.L., which only had 2000, 2001, 2002 and 2003 open for review for all taxes, since it was formed in 2000. Aldeasa, S.A. has contested several assessments relating to excise taxes, common customs duties and VAT (imports and transactions treated as imports) for 1997 through 1999 and has filed the related appeals. No additional material liabilities are expected to arise for the Group as a result of inspection of the open years at these companies.

18. GUARANTEE COMMITMENTS TO THIRD PARTIES AND OTHER CONTINGENT LIABILITIES

Due to the change in the shareholder structure as a result of the public offering for the sale of the Company's shares in 1997, the Company lost its status as a public-sector entity and, accordingly, in accordance with clause g) of the agreement dated March 14, 1997, regarding the renewal of the concessions held by Aldeasa, S.A., the Company provided a guarantee of €6,010,121 to AENA.

In December 1999 the investee Creuers del Port de Barcelona, S.A. obtained from several financial institutions a loan of €11,419,230 to finance the award of the contract for the management of the tourist cruise traffic service for the port of Barcelona, and mortgaged this concession as security. The shareholders of this company, including Aldeasa, S.A., undertook to subscribe severally, in proportion to their investment in the capital stock of this company, a subordinated debt and/or a capital increase up to a maximum amount of €2,404,048 should cash flow needs arise.

The shareholders of Creuers del Port Barcelona, S.A. undertook, among other guarantees provided in relation to the loan, to pledge to the borrower entities all the shares of Creuers del Port Barcelona, S.A.

In view of this company's positive performance, it is considered that the aforementioned financial guarantees will not have to be provided. Should these guarantees be necessary, they would not have a material effect on the Company's financial statement, in view of the several nature thereof.

As a result of the sale of the investments in Grupo Logística de Aldeasa, S.A. and Logística de Mercancías Aeroportuarias, S.L. in 2000 and 2001, respectively, the Parent Company assumed the usual commitments relating to this kind of transaction with regard to indemnification for future losses of the companies sold to the purchaser, provided that they arose as a result of situations existing prior to the date of the sale of the holdings.

In 2002 the Parent Company delivered payment guarantees amounting to approximately €3,181 thousand, to the tax authorities for the various tax reviews of the Company for VAT on transactions treated as exports (see Note 17).

19. REVENUES AND EXPENSES

The contribution of each company included in the scope of consolidation to consolidated income in 2003 and 2002 was as follows:

	EUROS	
	Consolidated Income (Loss)	
Company	**2003**	**2002**
Sociedad de Inversión y Gestión de Mercancías, S.A.	(99,778)	107,391
Estación Aduanera de Zaragoza, S.A.	-	-
Souk Al Mouhajir, S.A.	-	-
Lanzarote de cultura y ocio, S.A.	(23)	-
Creuers del Port de Barcelona, S.A.	688,837	174,272
Income of companies accounted for by the equity method	**589,036**	**281,663**
Aldeasa Chile, S.A.	662,865	839,904
Aldeasa Internacional, S.A.	295,295	(346,223)
Aldeasa México, S.A.	280,067	(244,697)
Aldeasa Colombia, Ltda.	(300,874)	(385,709)
Grupo Ciro Holding	(246,897)	605,524
Aldeasa Gestión, S.L.	(1,810)	125,499
Aldeasa Aprovisionamientos, S.A.	(597)	(568)
Aldeasa-e, S.A.	55,776	(287,993)
Foodlasa, S.L.	(2,226)	(227,859)
Transportes y Suministros Aeroportuarios, S.A.	165,637	(235,826)
Studio Stores, S.A.	(118,579)	(180,077)
Comercializadora de Servicios Aeroportuarios, S.A. de C.V.		-
Aldeasa Cabo Verde, S.A.	125,274	(74,157)
Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.	1,303,162	316,868
Prestadora de Servicios en Aeropuertos, S.A. de C.V.	28,190	(80)
Aldeasa, S.A.	25,725,762	21,925,833
Consolidated income	**28,560,081**	**22,112,102**

Aldeasa, S.A.'s income includes the related consolidation adjustments.

Net sales

The detail of the consolidated companies' net ordinary sales as of December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
Sales at Travel Value & Duty Free shops	451,104,787	431,316,169
Other duty-free sales	16,984,963	10,994,205
Sales at duty-paid and other shops	114,836,392	115,519,926
	582,926,142	557,830,300
Storage and distribution revenues	3,453,656	3,201,954
Advertising and other revenues	12,371,897	10,224,031
	15,825,553	13,425,985
	598,751,695	**571,256,285**

The approximate detail, by geographical area, of the consolidated companies' net ordinary sales is as follows:

	PERCENTAGE	
Geographical Area	***2003***	***2002***
Spain:		
Center - North	25	27
Balearic Islands	12	13
Cataluña – Eastern Spain	27	21
Andalucía - Canary Islands	25	25
	89	86
Abroad	11	14
	100	**100**

Personnel

The average number of employees in 2003 and 2002, by professional category, was as follows

	Average Number of Employees	
	2003	2002
Managers	15	17
Other line personnel	474	441
Clerical and other staff	2,127	2,176
	2,616	**2,634**

In 2003 and 2002 the consolidated companies hired an average of 168 and 398 employees, respectively, through contracts with temporary employment agencies. These employees are included in the figures in the table above.

Outside services

The detail of the "Outside Services" account as of December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
Rent and royalties	124,566,516	121,403,621
Repair and upkeep expenses	2,523,106	2,436,453
Transport expenses	2,948,679	3,054,054
Banking and similar services	4,497,214	3,988,612
Advertising, publicity and public relations	7,896,696	6,940,014
Utilities	799,912	806,636
Other services	17,201,811	18,697,354
	160,433,934	**157,326,744**

The fees for financial audit services provided to the various companies composing the Aldeasa Group and subsidiaries by the various auditors and by other entities related to the auditors during 2003 amounted to €165,213, of which €78,000 relate to services provided to the Parent Company Aldeasa, S.A.

Additionally, the fees for other professional services provided to the various Group companies by the various auditors and by other entities related to the auditors during 2003 amounted to €337,816, of which €337,410 relate to services provided to Aldeasa, S.A.

Extraordinary expenses and revenues

The detail of the balances of the "Extraordinary Expenses" and "Extraordinary Revenues" captions in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2002, is as follows:

	EUROS	
	2003	2002
Gains on and variations in allowances for tangible fixed assets	7	460,776
Gains on transactions involving treasury stock	-	111,753
Other extraordinary revenues	344,781	306,057
Total extraordinary revenues	**344,788**	**878,586**
Losses on fixed asset disposals	783,139	2,086,245
Losses on and variation in allowances for tangible fixed assets and Investment valuation allowances (Note 8)	488,968	199,411
Other extraordinary expenses	920,617	1,796,464
Total extraordinary expenses	**2,192,724**	**4,082,120**

20. INFORMATION RELATING TO THE BOARD OF DIRECTORS

In 2003 and 2002 the Group recorded a total of approximately €2,158 thousand and €1,611 thousand, respectively, of salaries and attendance fees earned by the members of the Parent Company's Board of Directors.

In this connection, on June 20, 2001, the Shareholders' Meeting of the Parent Company resolved that the Board members' compensation under all headings would be a maximum of 1.8% of the Aldeasa Group's net income in the immediately preceding year, without prejudice to these directors' employment relationship with the Parent Company.

As of December 31, 2003 and 2002, there were no outstanding amounts payable relating to advances and loans granted to members of the Board of Directors. Such loans and advances are regulated by the internal rules of the Parent Company and the repayment period does not exceed 12 months.

In 2003 the members of the Parent Company's Board of Directors did not have any holdings in the capital stock and did not form part of any of the management bodies of companies, other than Aldeasa Group companies, engaging in activities that are identical, similar or complementary to those carried on by the Company and they did not carry on any activities at such companies.

The members of the Board of Directors of the Parent Company Juan Rizo Escosa and José Riva Francos are also directors of Compañía de Distribución Integral Logista, S.A., a supplier of some of the tobacco products marketed by Aldeasa, S.A. However, the relationship between the two companies is similar to the Parent Company's relationship with its other suppliers. The main shareholder of Compañía de Distribución Integral Logista, S.A. is also the main shareholder of the Parent Company, namely Altadis, S.A.

In addition, in 2003 the Group companies did not perform transactions with members of the Parent Company's Board of Directors other than transactions carried out in the course of the Company's ordinary business activities or transactions under conditions other than normal market conditions.

21. SUBSEQUENT EVENTS

On January 22, 2004, the Parent Company's Board of Directors approved the payment of a second interim dividend out of 2003 income of €0.25 gross per share for each of the Parent Company's shares not held as treasury stock.

22. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

The total balance of the consolidated balance sheet at 2003 year-end evidences the stability of its structure, with a slight drop (€4.40 million - 1.5%) with respect to the balance at December 31, 2002. With a 4.8% increase in sales, the rotation of assets increased by 6.5%, reaching 2.15 annual turnovers. These figures, relate to all the assets, including the Company's short-term investments and cash which increased by €11 million in 2003 to €49.32 million, after dividends amounting to €17.8 million in 2003 had been paid.

The Group's consolidated net sales in 2003 amounted to €598.75 million, up 4.8% from 2002. In 2003 there was a progressive improvement in the rhythm of business activity, and growth was highest in the fourth quarter, with an increase of 7.4% with respect to the same period in the previous year. In addition, the drop in the average value of the U.S. dollar with respect to the euro reduced the growth of the Group's business activities by 2.1 percentage points.

GROUP PERFORMANCE

The breakdown, by line of business, of consolidated sales in 2003 is as follows (in thousands of euros and percentage variations with respect to the preceding year):

	12/31/03	% 03/02
Travel Value & Duty Free, Spain	380,118	7.2%
Duty Paid, Spain	86,146	-1.5%
International	70,299	-8.3%
Airport Retailing	536,563	4.9%
Other revenues (Exports and advertising)	28,782	37.0%
TOTAL AIRPORT BUSINESS	565,345	4.8%
TOTAL PALACIOS Y MUSEOS BUSINESS	25,599	2.9%
TOTAL OTHER REVENUES [1]	7,808	15.4%
TOTAL	**598,752**	**4.8%**

(1) Including the real estate business of Aldeasa Gestión and the airport catering business.

The airport retailing line of business grew by 4.9% in 2003, up 1.5 percentage points from the growth achieved in the first nine months of 2003. The airport retailing line of business accounted for 90.8% of the Group's total business in 2003. The total airport line of business, adding to the retailing figures wholesale sales (exports) from the warehouses of the airports logistic network and the advertising service billings to suppliers for space to disseminate their brands in shops, represents 94.4% of the Group's total business activities. It should be noted in this connection that the wholesale sales include pre-order sales, i.e. sales initiated through orders by travelers during their flights. These sales were scantly material in previous years, but accounted for 1.9% of Travel Value & Duty Free sales at Spanish airports in 2003. The Company expects the relative importance of these sales to increase in the future.

The sales of the Travel Value & Duty Free line of business of Spanish airports was up by 7.2% in 2003. The main driving force behind this growth was the increase in the number of passengers. Due to various factors, but to our understanding mainly as a result of the rapid penetration of low-cost airlines in the passenger air transport market, the increase in the number of passengers who are Travel Value and Duty Free customers (+7.9%) is no longer tied to the trends in tourism in Spain.

Accordingly, against a backdrop of a still unfavorable situation for world tourism, which dropped by 1.3% in 2003, the number of tourists visiting Spain grew by 0.3%, and the number of passengers entering the country by plane was up 6.8%, whereas the number of tourists visiting Spain by car dropped sharply by 17.6%.

The growth in the number of passengers of Spanish nationality (+10%) led to the total increase in passengers indicated above (+7,9%), and was also behind the recovery in the number of passengers traveling to non-European destinations (+5.9%).

These two traits of the Travel Value & Duty Free line of business, in 2003, namely the sharp rise in air traffic as a result of the expansion of no-frill airlines and the boom in Spanish tourism, both within Spain and abroad, had various effects on the aforementioned line of business:

a) The growth in sales at airports that are mainly used by tourists, which constitute the main destination of low-cost airlines, was much higher (+11.3%) than the growth at airports that are not of this nature (+3.5%)

b) A significant increase in the number of tourists from the U.K. (a country in which airlines of this type have a greater penetration) with the resulting increase in tobacco sales, due to the big difference in tobacco prices between Spain and the U.K.

c) An unfavorable impact on the expense per passenger, above all with respect to passengers traveling to E.U. and other destinations outside Spain. In the latter case, due both to the strength of the euro and the relative importance acquired by domestic travelers with respect to, the annual variation in the expense per passenger was negative (-8,1%), whereas the variations relating to passengers traveling to EU and Spanish destinations were –0.2% and 9.7%, respectively. The year-on-year variations in this indicator of sales density are shown in the table below.

The sales of the second most significant line of business in terms of sales, as regards both the aggregate airport retail sales and the sales of the business taken as a whole, namely, duty-paid sales in Spain, dropped by 1.5% from 2002. The number of passengers with access to these shops, which are located mainly in the Canary Islands, increased by 3.6%. However there was a slight drop in sales due to the large-scale substitution of passengers from other E.U. countries by domestic passengers and to the decrease in the sales area to rationalize supply, which led to an improvement in the profitability of this business line.

The Group's international business ended 2003 with a 8.3% drop in sales. In spite of the difficulties in the first months of the year (the war in Iraq and the SARS virus), measured in U.S. dollars and taking in to account the airports and countries in which the Group was operating in 2002, this business grew by 11.8% in 2003. The 20.1 percentage points which separate like-for-like growth in U.S. dollars and the decrease in total sales in euros is explained mostly (16.5 percentage points) by the drop in the average value of the U.S. dollar with respect to the euro. The remainder of the decrease in sales was explained by the cessation in the first half of 2002 of operations in Venezuela and Denmark. Disregarding the downward pressure exerted by the construction of the depreciation of the U.S. dollar, at the beginning of 2004, the recovery of the Group's international business since the second half of 2002 both in Latin America and the Near East appears to be a firm reality.

The variations in the main indicators relating to the airport line of business were as follows (percentage variation with respect to 2002):

	Duty Free		Duty Paid
	Spain	International	Spain
Passengers	7.9	3.0	3.6
Expense per pax	-0.6	-7.7	-1.5
Sales area	3.3	-1.3	-1.8
Sales / m^2	3.8	-3.7	0.3

The sales of the Palaces and Museums line of business were up 2.9% in 2003. This growth was made possible by the positive performance in the last quarter of the year, in which sales rose by 13.3%. The improvement in the number of visitors and in sales at the main museums in which the Division operates, the Reina Sofía Art Gallery and, especially, the Prado Museum, where the success of the seasonal exhibit dedicated to Manet led to its extension, explains the recovery in the sales of its line of business.

The Group's other lines of business (catering and management of the network of warehouses spun off from the logistics business which was sold) witnessed growth of 15.4% in 2003, driven by the strong expansion of this business line. This growth was also due to the fact that the Foodlasa catering concession on the island of Ibiza remained closed during 2002 so the business could be reoriented. In addition, the billings of the logistics line of business increased by 17% in 2003.

The gross margin on commercial distribution activities, net of the excise taxes and customs duties to which certain of these activities are subject was around 46.7% in 2003, down 0.6 percentage points from 2002.

The stabilization of these margins was due mainly to the deceleration of the growth of intra-EU cigarette sales on which the margin is lower than the average margin of the other product families. These sales started to rise in November 2002 as a result of the increase in the allowance of duty-free cigarettes entering the U.K. from EU countries to sixteen boxes.

The Group's personnel costs, which were adjusted to reflect the effect of hires through temporary employment agencies, grew by 2.8%, but they fell as a percentage of sales by two percentage points. The Group's headcount, including employees hired through temporary employment agencies, remained stable in 2003.

In 2003 other operating costs, which include the fees payable in connection with the airport concessions and the depreciation and amortization expenses (net of other operating revenues) were up by 2.2% with respect to 2002. The percentage of sales accounted for by these costs fell by 7.7%.

As a result of all the aforementioned changes in the Group's cost structure, in 2003 the EBITDA margin was 10.4%, 0.3 percentage points higher than in 2002. EBITDA amounted to €62.46 million in 2003. The EBIT margin was 7.7% in 2003, up 0.5 percentage points on 2002, and EBIT totaled €46.32 million.

The Group's net consolidated financial expenses (including the period amortization of consolidation goodwill) amounted to €2.90 million in 2003, an improvement of almost €3.6 million with respect to the previous year. The main reason for this improvement was the reversal in 2003 of the allowance for the decline in value of the Company's treasury stock as a result of the positive trend in the Aldeasa shares price. This allowance amounted to €1.9 million at 2002 year-end.

The net extraordinary loss of €2.08 million arose mainly as a result of the retirement of fixed assets due to the remodeling and closure of shops that had not been depreciated in full.

Lastly, the net income attributable to the Parent Company at 2003 year-end amounted to €28.56 million, up €29.2 million on 2002.

TREASURY STOCK

As indicated in Notes 4-m and 13 to the consolidated financial statements, in 2003 the Parent Company acquired 3,374 shares of treasury stock for €47,136 at an average acquisition cost of €14.34.

OUTLOOK FOR 2004

The Group's performance in 2004 will be significantly impacted by the possible consequences of the terrorist attacks which occurred on March 11 in Madrid, which may affect the number of tourists visiting Spain, and could reverse the positive trend in the number of passengers traveling through the airports in which the Parent Company operates, where the significant growth witnessed in 2003 has persisted in early 2004.

Additionally, the Parent Company plans to carry out significant projects relating to the commercial development of the airports in which it currently operates. Noteworthy in this respect is Madrid airport, where the inauguration of the New Terminal Area in the first quarter of 2005 is being prepared, and Palma de Mallorca, Barcelona and Alicante airports. Also, in February 2004 the Parent Company entered into a memorandum of understanding with Ente Aeroportuario Portugués (ANA) to initiate a feasibility study for the formation of a joint venture responsible for the commercial development of airports in Portugal.

In memoriam of Elías Gonzalez Roque,
passed away in the Madrid terrorist bombings
on March eleventh of 2004.

For more information contact:

Aldeasa

STRATEGY AND PLANNING. INVESTOR RELATIONS
Ayala, 42 • 28001 Madrid (Spain)
Phone. 34 914 36 70 00 • 34 914 36 70 59
E-mail: ***accionistas@aldeasa.es***

Published: **Aldeasa**

Design and layout: **Isolina Dosal. La Mar**
Photografs: **David Jiménez. Marcelo Quaglia** (p. 82)
Traslation: **Sarah Nicholson**
Film-maker: **Lucam**
Printer: **Brizzolis**

D.L.: M-22810-2004


Aldeasa

Ayala, 42 • 28001 Madrid (Spain)
Tel. 34 914 36 70 00
www.aldeasa.com
CIF. A-28429488